    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 1997

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           PAYSYS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                FLORIDA                                     7371                                   59-2061461
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                  Identification Number)

                            ------------------------

                900 WINDERLEY PLACE                                  WILLIAM J. PEARSON
         THE SPECTRUM BUILDING, SUITE 200                          CHIEF FINANCIAL OFFICER
              MAITLAND, FLORIDA 32751                                900 WINDERLEY PLACE
                  (407) 660-0343                              THE SPECTRUM BUILDING, SUITE 200
                                                                   MAITLAND, FLORIDA 32751
                                                                       (407) 660-0343
(Address, including zip code, and telephone number,   (Name, address, including zip code, and telephone
  including area code, of registrant's principal                           number,
                executive offices)                       including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

                                                                   WILLIAM H. AVERY, ESQ.
             DENNIS J. STOCKWELL, ESQ.                                ALSTON & BIRD LLP
              KILPATRICK STOCKTON LLP                                ONE ATLANTIC CENTER
               1100 PEACHTREE STREET                             1201 WEST PEACHTREE STREET
              ATLANTA, GEORGIA 30309                             ATLANTA, GEORGIA 30309-3424
                  (404) 815-6500                                       (404) 881-7000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

          TITLE OF EACH CLASS OF                    PROPOSED MAXIMUM AGGREGATE
       SECURITIES TO BE REGISTERED                     OFFERING PRICE(1)(2)                     AMOUNT OF REGISTRATION FEE
       Common Stock, $.01 par value                        $49,833,328                                   $15,101

(1) Includes 500,000 shares that may be sold by the Company and a Selling Shareholder upon exercise of the over-allotment option granted to the Underwriters.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

    THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED OCTOBER 8, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES, IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                3,333,333 SHARES

                                     [LOGO]

                                  COMMON STOCK

    OF THE 3,333,333 SHARES OF COMMON STOCK OFFERED HEREBY, 2,083,333 SHARES ARE BEING SOLD BY PAYSYS INTERNATIONAL, INC. (THE "COMPANY") AND 1,250,000 SHARES ARE BEING SOLD BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS.

    PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $11.00 AND $13.00 PER SHARE. SEE "UNDERWRITING" FOR A DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. APPLICATION WILL BE MADE FOR THE LISTING OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "PAYS."

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                                                      UNDERWRITING
                                                  PRICE TO            DISCOUNT AND          PROCEEDS TO           PROCEEDS TO
                                                   PUBLIC            COMMISSIONS(1)          COMPANY(2)       SELLING SHAREHOLDERS
PER SHARE.................................           $                     $                     $                     $
TOTAL (3).................................           $                     $                     $                     $

(1) THE COMPANY AND THE SELLING SHAREHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AS STATED HEREIN (THE "UNDERWRITERS") AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT. SEE "UNDERWRITING."

(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT $825,000.

(3) THE COMPANY AND ONE OF THE SELLING SHAREHOLDERS HAVE GRANTED TO THE UNDERWRITERS A THIRTY-DAY OPTION TO PURCHASE UP TO 500,000 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, PROCEEDS TO COMPANY AND PROCEEDS TO SELLING SHAREHOLDERS WILL
    BE $         , $         , $         AND $         , RESPECTIVELY. SEE
    "UNDERWRITING."

    THE COMMON STOCK IS OFFERED BY THE UNDERWRITERS AS STATED HEREIN, SUBJECT TO RECEIPT AND ACCEPTANCE BY THEM AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE SHARES WILL BE MADE THROUGH THE OFFICES OF NATIONSBANC MONTGOMERY SECURITIES, INC., SAN FRANCISCO,
CALIFORNIA, ON OR ABOUT            , 1997.

NATIONSBANC MONTGOMERY SECURITIES, INC.
           RAYMOND JAMES & ASSOCIATES, INC.

                                          , 1997

[INSIDE FRONT COVER]

    Illustration of a map of the world having 28 pins indicating customer locations.

    The Company intends to furnish shareholders with annual reports containing consolidated financial statements audited by its independent certified public accountants.

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

[INSIDE FRONT COVER GATEFOLD]

Front cover gatefold opens to show a presentation of graphics and text in three vertical sections with the following caption across the top: PROVIDING SOFTWARE SOLUTIONS FOR THE CREDIT CARD INDUSTRY

Left vertical section, the text:

INDUSTRY DYNAMICS

WORLDWIDE GROWTH OF BANK AND RETAIL CREDIT CARD USAGE

Down arrow

INCREASED DEMAND FOR CREDIT CARD TRANSACTION PROCESSING SOFTWARE

FINANCIAL INSTITUTIONS AND RETAILERS ARE DRIVEN BY A DESIRE

    - TO REDUCE PROCESSING COSTS

    - FOR LEADING EDGE TECHNOLOGY INFRASTRUCTURE

    - TO RETAIN CONTROL OVER CARD PRODUCTS, OPERATIONS AND DATA

Center vertical section, a graphic with a center disk displaying the words:
ACCOUNTING BILLING surrounded by a fragmented ring with each piece connected to the center disk by a radial line and each respective piece displaying one of each of the following word sets:

    AUTHORIZATION, TRANSACTION MANAGEMENT, NEW ACCOUNTS, MERCHANT ACQUIRING, CUSTOMER SERVICE, DISPUTES, COLLECTIONS, FRAUD MANAGEMENT*, DATA WAREHOUSE*.

    *UNDER DEVELOPMENT

The entire graphic is encircled by repetitive renditions of the text: PAYSYS VISIONPLUS

Right vertical section, the text:

THE PAYSYS "VISIONPLUS" SOLUTION

    - LEVERAGE PROVEN TRACK RECORD

    - OPERATE ON MULTIPLE PLATFORMS

    - CREATE FULLY-INTEGRATED PRODUCT SUITE

    - UTILIZE FLEXIBLE, OBJECT-ORIENTED COMPONENT ARCHITECTURE

REDUCE CUSTOMER'S PROCESSING COST WHILE INCREASING THEIR CONTROL

THE PAYSYS STRATEGY

    - MAINTAIN PRODUCT LEADERSHIP

    - EXPAND PRODUCT OFFERINGS

    - PENETRATE INTERNATIONAL MARKETS

    - BROADEN STRATEGIC RELATIONSHIPS

    - INCREASE RECURRING REVENUES

    - DEVELOP APPLICATIONS OR NEW SOFTWARE SYSTEMS

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. ALL REFERENCES IN THIS PROSPECTUS TO SHARE AND PER SHARE DATA HAVE BEEN ADJUSTED TO REFLECT A FIVE-FOR-ONE STOCK SPLIT EFFECTED IN THE FORM OF A STOCK DIVIDEND IN OCTOBER 1997. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. UNLESS THE CONTEXT REQUIRES OTHERWISE, AS USED IN THIS PROSPECTUS, "THE COMPANY" MEANS PAYSYS INTERNATIONAL, INC. AND ITS SUBSIDIARIES, COLLECTIVELY.

    The Company is the world's leading supplier of software that performs mission-critical credit card transaction processing functions. The Company's current software product, VisionPLUS, is a customizable software system consisting of a range of integrated application modules for processing both bank and retail credit card transactions. The Company licenses its software to banks, finance companies and retailers that process their own credit card transactions as well as to third-party processors that process such transactions for others. The services offered by the Company to its customers include product customization, installation, training, product maintenance and support and ongoing compliance with bank card association (Visa, MasterCard and Europay) standards. As of August 31, 1997, the Company was supporting 101 licensees of VisionPLUS and its other products in 28 countries which, the Company believes, were collectively processing more than 100 million accounts. The Company's customers include leading domestic and international banks, finance companies, retailers and third-party processors such as Citicorp, GE Global Consumer Finance, Electronic Data Systems, Spiegel's, Neiman Marcus, Toronto Dominion Bank, Bank of Nova Scotia, ABN Amro Bank, Household International, Beneficial Finance, The Associates Financial Services and Whirlpool Financial.

    The Company believes that its original product, CardPac, is currently the most widely used product worldwide for processing bank credit card transactions and that its Vision21 product is the most widely used product worldwide for processing retail credit card transactions. In 1995, the Company discontinued granting new licenses for CardPac and Vision21 and introduced VisionPLUS, which combines the functionality of CardPac and Vision21 for processing both bank credit card and retail credit card transactions, including transactions generated by co-branded bank credit cards offering features and benefits similar to those offered by retail credit cards. VisionPLUS consists of modules for new account processing, financial transactions and billing, customer service, transaction authorizations, collection of delinquent accounts, dispute handling, transaction formatting and mapping, and authorizing transactions from merchants accepting credit cards.

    VisionPLUS is designed to operate on multiple platforms (mainframe, AS/400 and UNIX), which will facilitate customers' migration to other platforms as their processing needs change. The Company is currently developing a data warehouse module, fraud management module and a universal message processor for VisionPLUS to run on all currently supported platforms and on Windows NT. These new modules are expected to be generally available in 1998.

    Worldwide spending in 1995 for software for processing credit card transactions was estimated to be $1.2 billion according to the Tower Group. In addition to these software expenditures, $1.9 billion was spent for hardware and $2.5 billion for information technology services, including outsourcing contracts, for a total of $5.6 billion in expenditures in 1995 for credit card processing information technology, which are expected to grow at a compound annual rate of 9% from 1995 through 2000 according to the same source.

    A majority of the spending on software for processing credit card transactions is for software developed "in-house" by credit card issuers and third-party processors. In 1995, spending for software and related services for credit and debit card transaction processing purchased from "outside" vendors, such as the Company, was estimated by published reports to be $90 million. The Nilson Report estimates that there were approximately 9,100 issuers of MasterCard and Visa credit and debit cards worldwide in 1995.

The Company believes that several factors, including costs and overhead, issuers' desire to offer a variety of products to maintain and expand their customer base, the complexity of and frequent change to the interchange standards, emerging new requirements (e.g., year 2000 compliance) and the sheer volume of transactions, have resulted in many issuers and third-party processors moving away from internal software development to purchasing software from outside vendors.

    The Company's objective is to leverage its position as the leading supplier of software for processing credit card transactions to further strengthen its market position and to expand into software for other payment transactions and related functions. The Company's strategy to achieve this objective includes maintaining market-leading products, expanding product offerings to broaden customer relationships, aggressively pursuing international markets, developing additional strategic alliances to help generate sales referrals and for joint marketing programs, increasing the use of pricing methods that produce recurring revenues, and developing a new software platform to facilitate the introduction of new products and functions.

    The Company has experienced rapid growth in the last three years due to the introduction of VisionPLUS. The Company's total revenues from licenses and services were $16.5 million, $21.7 million and $26.9 million in 1994, 1995 and 1996, respectively, representing a compound annual growth rate of 27%. License revenues during these years were $5.7 million, $8.7 million, and $13.4 million, respectively, representing a compound annual growth rate of 53%.

    The Company was incorporated in Florida in 1981. The Company's executive offices are located at 900 Winderley Place, The Spectrum Building, Suite 200, Maitland, Florida 32751, and its telephone number is (407) 660-0343.

                                  THE OFFERING

Common Stock offered by the Company..........  2,083,333 shares

Common Stock offered by the Selling
  Shareholders...............................  1,250,000 shares

Common Stock to be outstanding after the
  offering...................................  9,213,408 shares (1)

Use of proceeds..............................  Settlement of royalty obligations, repayment of indebtedness, general corporate purposes,
                                               including capital expenditures and working
                                               capital, and potential acquisitions. See "Use
                                               of Proceeds."

Proposed Nasdaq National Market symbol.......  PAYS

------------------------

(1) Does not include (i) an aggregate of 1,500,000 shares of Common Stock available for future issuance pursuant to the Company's 1995 Stock Incentive Plan and 1997 Stock Incentive Plan, pursuant to which options to purchase an aggregate of 1,088,750 shares of Common Stock (having a weighted average exercise price of $1.35 per share) are presently outstanding and options to purchase an aggregate of 51,000 shares of Common Stock (having an exercise price equal to the initial public offering price of the Common Stock) that will be granted to an executive officer and the Company's three non-employee directors upon the completion of the offering, (ii) an option to purchase 1,750 shares of Common Stock (having an exercise price of $.002 per share) which is presently outstanding and (iii) 1,194,445 shares of Common Stock reserved for issuance pursuant to presently outstanding warrants (having a weighted average exercise price of $4.46 per share). See "Management--Executive Compensation," "--Stock Incentive Plans" and Note 7 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The summary consolidated financial data of the Company set forth below for each of the years ended December 31, 1994, 1995 and 1996 are derived from the audited Consolidated Financial Statements of the Company for such periods included elsewhere in this Prospectus. The summary consolidated financial data for the six months ended June 30, 1996 and 1997 and as of June 30, 1997 are derived from unaudited financial statements included elsewhere in this Prospectus, which, in the opinion of the Company reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations. These historical results are not necessarily indicative of the results that may be expected in the future. The summary consolidated financial data are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and other financial data included elsewhere in this Prospectus.

                                                                                                SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,            JUNE 30,
                                                             -------------------------------  --------------------
                                                               1994       1995       1996       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------

                                                                                                  (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Revenues
  License..................................................  $   5,749  $   8,668  $  13,366  $   5,496  $   4,245
  Services.................................................     10,720     13,060     13,558      6,260      9,425
                                                             ---------  ---------  ---------  ---------  ---------
    Total revenues.........................................     16,469     21,728     26,924     11,756     13,670
Cost of revenues
  License..................................................        940      1,324      2,935      1,088      1,553
  Services.................................................      7,640      9,503      8,956      4,148      6,938
                                                             ---------  ---------  ---------  ---------  ---------
    Total cost of revenues.................................      8,580     10,827     11,891      5,236      8,491

Gross margin...............................................      7,889     10,901     15,033      6,520      5,179
Total operating expenses...................................      7,133     10,679     14,441      5,691      9,489
                                                             ---------  ---------  ---------  ---------  ---------
Income (loss) from operations..............................        756        222        592        829     (4,310)
Interest expense, net......................................        240        338        150         81         35
                                                             ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes..........................        516       (116)       442        748     (4,345)
Income tax expense.........................................        367        356        303        513        277
                                                             ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing operations...................  $     149  $    (472) $     139  $     235  $  (4,622)
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Income (loss) per share from continuing operations.........  $    0.02  $   (0.07) $    0.02  $    0.03  $   (0.61)
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Shares used in per share calculations......................      5,972      6,620      8,570      8,470      7,553

                                                                JUNE 30, 1997
                                                             --------------------
                                                                                                      PRO FORMA
                                                                                                     AS ADJUSTED
                                                                                          ACTUAL         (1)
                                                                                         ---------  --------------
                                                                                                (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents..............................................................  $   1,859    $   18,885
Working capital........................................................................     (7,738)       11,788
Total assets...........................................................................     15,402        32,428
Long-term obligations, less current portion............................................      1,291         1,291
Shareholders' equity (deficit)(2)......................................................     (4,451)       14,975

------------------------

(1) Gives effect to the sale of the 2,083,333 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $12.00 per share, the application of the net proceeds therefrom and the exercise subsequent to June 30, 1997 of warrants to purchase an aggregate of 427,605 shares of Common Stock.

(2) Pro forma as adjusted includes the effect of expenses which will be recorded upon completion of the offering of (i) $2.9 million estimated expense related to the settlement of obligations to Household International, Inc. and (ii) $400,000 debt issuance costs (including the value of a warrant) related to indebtedness to Sirrom Capital Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                                  RISK FACTORS

    See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of the shares of Common Stock offered hereby.

                            ------------------------

    PaySys and VisionPLUS are trademarks of the Company. The Company has applied for federal registration of these marks. All other trademarks and trade names referred to in this Prospectus are the property of their respective owners.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING, AMONG OTHER ITEMS, THE COMPANY'S ANTICIPATED GROWTH STRATEGIES, PRODUCT DEVELOPMENT AND ADAPTATION, PRODUCT INTRODUCTIONS, MARKET POSITION, DEVELOPMENTS IN THE CREDIT CARD TRANSACTION PROCESSING INDUSTRY, NEW ALLIANCES, INTERNATIONAL MARKETING EFFORTS, CAPABILITIES OF THE COMPANY'S SOFTWARE, EXPENDITURES AND CASH REQUIREMENTS. THESE FORWARD-LOOKING STATEMENTS ARE BASED LARGELY ON THE COMPANY'S EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF, AMONG OTHERS, THE FACTORS DISCUSSED BELOW AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." THERE CAN BE NO ASSURANCE THAT THE COMPANY'S RESULTS OF OPERATIONS WILL NOT BE ADVERSELY AFFECTED BY ONE OR MORE OF THESE FACTORS. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. IN LIGHT OF THESE RISKS AND UNCERTAINTIES, THERE CAN BE NO ASSURANCE THAT THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PROSPECTUS WILL IN FACT TRANSPIRE.

FLUCTUATIONS IN QUARTERLY RESULTS

    The Company has experienced significant fluctuations in its quarterly operating results and anticipates that such fluctuations will continue for the foreseeable future. The Company's revenues in any quarter are typically derived from non-recurring, large license fees and related service fees received from a relatively small number of customers. In 1996 and for the six months ended June 30, 1997, the Company's five largest customers accounted for 38% and 31%, respectively, of the Company's total revenues. The Company's most significant customers generally vary from quarter to quarter. The Company expects that sales to a limited number of customers will continue to account for a significant percentage of its revenue in any quarter for the foreseeable future. See "--Dependence on Single Product; Conversion Risk; Dependence on Financial Institutions Industry; Customer Concentration" and "Business--Customers." As a result, at the Company's current revenue level, each sale or failure to make a sale can have a material effect on the Company. The loss, deferral or cancellation of a single sale could adversely effect the Company's operating results in a particular quarter. Conversely, to the extent that a significant sale occurs earlier than expected, operating results for subsequent quarters may be adversely affected. The timing of the recognition of license revenues can also be difficult to predict. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Fees and Revenue Recognition." Other factors which may lead to fluctuations in the Company's quarterly results include, the demand for the Company's product, the size and timing of projects, the mix of revenues between those generated from license fees and those generated from service fees, lengthy sales cycle, budgeting cycles and competing capital budget considerations of potential customers, nonrenewals of maintenance agreements, timing of new product introductions, customer purchase deferrals in anticipation of enhancements of new products, customer acceptance of new products, changes in competition, changes in operating expenses, changes in Company strategy, financial performance of customers, changes in regulations that affect the competitive environment for the Company's products and services, extraordinary events such as acquisitions or litigation, changes in foreign currency exchange rates, the occurrence of unexpected events and general economic factors. Many of the factors listed above are beyond the control of the Company. The impact of these and other factors on the Company's operating results in any future period cannot be forecast with any degree of certainty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Industry Background."

    There can be no assurance that the Company will be able to achieve a level of revenues or rate of growth in any future period commensurate with its level of expenses The Company's expense levels are based in part on expectations of future revenue levels and demands for its software and services and are fixed to a large extent in the short term. The Company has significantly increased its expense levels to support its recent growth. For example, the Company has hired, among others, a significant number of technical employees who are customizing or installing systems or training customers. In addition, since the beginning of 1996, the Company has significantly increased its research and development expenditures and expects to continue to incur significant research and development expenses. Further, the Company intends to expand its international sales and marketing efforts and support capabilities. The Company may be limited in its ability to reduce spending in a quarter to compensate for an unexpected revenue shortfall in such a short-term time period. As a result, any significant downward fluctuation in the Company's revenues could have a material adverse effect on the Company's business, financial condition and results of operations.

    Due to the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. In the event that the Company's results of operations for a given quarter are below the expectations of public market analysts and investors, the price of the Common Stock would likely be materially adversely affected. No assurance can be given that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results" and "--Possible Volatility of Market Price."

MANAGEMENT OF GROWTH

    The Company has expanded its operations rapidly over the past two years, placing significant demands on its administrative, operational and financial personnel and systems. The Company has also experienced rapid growth in its management and staff, including the addition of three executive officers since May 1997 (including the Chief Financial Officer and the Executive Vice President, Operations) and two other executive officers in 1996. As of August 31, 1997, the number of the Company's employees had increased to 346 from 226 as of August 31, 1996 and the Company expects this growth to continue. The growth in the size and scope of the Company's business activities and the expansion of its customer base have placed, and are expected to continue to place, a significant strain on the Company's management, operations and capital needs and the Company's ability to maintain customer satisfaction throughout the process of customizing and installing its software. As of August 31, 1997, the Company was in the process of customizing or installing VisionPLUS for 34 customers. See "Business--Products." In order to fulfill these license agreements, related maintenance and compliance agreements and other such agreements that the Company must obtain in order to meet its growth objectives, management has been and in the future will be required to recruit, organize, train and manage substantial additional technical, administrative and management personnel. The addition and integration of qualified staff sufficient to fulfill successfully such agreements must also be timed to coincide with the execution of new agreements and customer requirements thereunder, the timing of which is often difficult to predict. Customer dissatisfaction with the Company's customization, installation, maintenance, compliance or training efforts, particularly by a major customer, could adversely affect the Company's reputation and the Company's ability to market its product and, as a result, could have a material adverse effect on the Company's business, financial condition and results of operations. The failure of the Company to effectively manage the growth in its business and to develop the additional personnel, systems, resources, procedures and controls necessary to support that growth in a timely manner would have a material adverse effect on the Company's business, financial condition and results of operations.

HISTORY OF OPERATING LOSSES

    As a result of net losses in 1995 and for the six months ended June 30, 1997 of $0.5 million and $4.6 million, respectively, as well as net losses in prior years, at June 30, 1997, the Company had a negative net worth of $4.5 million and a working capital deficit of $7.7 million. The Company expects to incur a net loss in 1997. There can be no assurance that the Company will be able to achieve profitability for 1998 and beyond. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Fluctuations in Quarterly Results."

APPLICATION OF PRODUCTS TO NEW PLATFORMS

    The Company has historically derived substantially all of its revenues from mainframe applications of its software products. Currently, all installations of VisionPLUS software in production use are in mainframe environments. The Company believes that its products must be adapted to other platforms to achieve growth, and it has developed versions of VisionPLUS that are being tested both on an AS/400 platform and on Sun Microsystems' UNIX platform. The Company also plans to port VisionPLUS to Hewlett-Packard's UNIX platform. However, the Company has not historically marketed its products for operation on platforms other than mainframes, and there can be no assurance that the Company's products will be accepted for operation in open network computing environments. In addition, as the Company's potential customer base utilizes other platforms, such as Windows NT or UNIX-based PCs and servers, due to the need to replace obsolete hardware or due to expansion of the Company's products and services to other financial transaction and client management applications, and as new platforms are developed, the Company must adapt its products and services to such platforms and environments. There can be no assurance that the Company will be able to successfully adapt its products and services to any of such foregoing platforms and environments. Additional development costs and delays that may occur as a result of the need for the Company to adapt its products and services to such platforms and environments, and inability of the Company to successfully achieve such adaptations, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products."

TECHNOLOGICAL CHANGE; DEPENDENCE UPON NEW PRODUCTS

    The computer software industry and the credit card transaction processing industry both are characterized by rapid change in computer hardware and software technology, frequent product introductions, evolving industry standards and changing customer requirements, and are highly competitive with respect to timely product innovation. To remain competitive, the Company may be required, for example, to change and improve its products and services in response to industry changes in programming tools and computer language technology and to customer changes in operating systems, application and networking software, and computer and communications hardware. Accordingly, the Company's future success will depend in part on its ability to respond to these changes by enhancing its existing products and services, developing or acquiring new products and services that address the increasingly sophisticated needs of customers, and keeping pace with new, competitive product offerings and emerging industry standards. As a result, the life cycles of the Company's products are difficult to estimate.

    The introduction of products and services embodying new or improved technologies and the emergence of new industry standards can render existing products and services obsolete or unmarketable. In addition, potential new customers may defer purchases of the Company's current products and services pending the release of new products and services of the Company or others. There can be no assurance that the Company's product and service developments and marketing will keep pace with the demands of the marketplace.

    The timeliness of product introductions can have a material impact on market acceptance of the product. Because it is generally not possible to predict the time required and costs involved in reaching certain research, development and engineering objectives, estimated product development schedules could require extensions and actual development costs could exceed budgeted amounts. Further, there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of such new products and services. If the Company is unable to develop and introduce new products and services in a timely manner, or if a new release of a product or service does not achieve market acceptance, the Company's business, financial condition and results of operations could be materially adversely affected.

    Acceptable performance upon introduction of a new software product is materially important to its success in the marketplace. Software products as complex as those offered by the Company often contain undetected errors or failures when first introduced or as new versions are released. VisionPLUS, for example, is a relatively new product, and certain performance criteria with respect to that product have not yet been demonstrated in the marketplace. There can be no assurance that, despite pre-release testing by the Company and by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in damages or product liability claims by existing customers, cancellation of product orders and loss of, or delay in, market acceptance of the Company's products and services, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Product Development."

DEPENDENCE ON SINGLE PRODUCT; CONVERSION RISK; DEPENDENCE ON FINANCIAL
  INSTITUTIONS INDUSTRY;
  CUSTOMER CONCENTRATION

    The Company has derived substantially all of its revenues during the past two years from the licensing of its VisionPLUS product and the provision of related services, and the Company expects that revenues from such product and related services sold both to new and to existing customers will continue to account for a majority of revenues for the foreseeable future. As a result, the Company's future financial performance will depend in large part on the continued market acceptance of its VisionPLUS software and services, as well as the Company's ability to adapt and modify VisionPLUS to meet the evolving needs of its customers. A significant portion of the Company's future revenues are expected to result from the conversion to VisionPLUS of existing customers using the CardPac product. If these customers do not migrate to VisionPLUS to the extent anticipated by the Company, its growth and financial performance could be adversely affected to a significant extent. The life cycles of the Company's products and services are difficult to estimate, due in large measure to competition and the future effect of product enhancements, including developments in the hardware and software environments in which the VisionPLUS product operates. Declines in demand for the Company's products and services or the failure of VisionPLUS to gain widespread acceptance, whether as a result of competition, technological change or otherwise, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products."

    Approximately 64% and 63% of the Company's total revenues in 1995 and 1996, respectively, were derived from licenses and services to financial institutions. The health of that market is affected by the domestic and international economy generally, and by a variety of specific factors, including global and regional instability, government policy and regulation, consumer habits and consolidation in the industry. Adverse developments in the financial institutions industry could have a material adverse effect on the Company's business, financial condition and results of operations. The financial institutions industry tends to be cyclical in nature, which may result in variations in demand for the Company's products and services. In addition, there has been and continues to be consolidation in the financial institutions industry, which in some cases has lengthened the sales cycle and may lead to a smaller number of potential customers for, and reduced demand for, the Company's products and services, which would have a material adverse effect on the Company's business, financial condition and results of operations. As a result, demand for the Company's products and services could be disproportionately affected by instability or downturns in the financial institutions market which may cause customers to exit the industry or delay, cancel or reduce planned expenditures for information management systems and software products.

    The Company's revenues are typically derived from non-recurring license fees and related service fees from a relatively small number of customers. In 1996 and for the six months ended June 30, 1997, the Company's five largest customers accounted for 38%, and 31%, respectively, of the Company's total revenues. The Company's most significant customers generally vary from period to period. Only one of the

Company's five largest customers in 1996 was among the Company's five largest customers in the six months ended June 30, 1997. The Company expects that sales to a limited number of customers will continue to account for a significant percentage of its revenues in any period for the foreseeable future and that its significant customers in future periods will generally be different from its significant customers in prior periods. There can be no assurance that the Company will be able to replace revenues generated from former significant customers in prior periods with revenues generated from new customers in future periods. Any failure by the Company to develop relationships with significant new customers would have a material adverse effect on the Company's business, financial condition and results of operation. See "-- Fluctuations in Quarterly Results and "Business--Customers."

DEPENDENCE UPON THIRD-PARTY RELATIONSHIPS AND CERTAIN LICENSES

    The Company historically has developed some of its software jointly with other parties, incorporated other parties' software into its products and marketed other parties' products to increase the range of features included in the Company's product offerings. The Company's VisionPLUS product was developed on a joint venture basis with Household International, Inc. who has historically provided financial support, jointly owns the product and shares in the Company's license fees from sales of VisionPLUS to third parties. The Company and Household have agreed that the Company will pay to Household, from the net proceeds of the sale of shares of Common Stock offered hereby by the Company, approximately $4.5 million in settlement of all current and future obligations of the Company to Household pursuant to the Company's agreement with Household relating to such development of VisionPLUS, following which payment the Company may acquire Household's interest in VisionPLUS for a nominal amount. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The Company is currently developing a fraud management module for its VisionPLUS product in cooperation with Fair, Isaac and Company, Incorporated. This module will be jointly owned by the Company and Fair, Isaac. If material problems develop with such relationships or with respect to the rights of the Company and the other owners of jointly owned software, they could have a material adverse effect on the Company's business, financial condition and results of operations. The Company licenses and incorporates into VisionPLUS a third-party licensed transaction management system, 'TRAMS," which performs key functions in the Company's product. In the future, the Company may license or acquire other software products that perform such functions or that perform additional functions for the Company's products where the Company considers such an acquisition preferable to the cost and time required to develop the functionality internally. If any current or future third-party licensor were to terminate its relationship with the Company or to materially increase the cost to the Company for its products, or if a material problem were to arise in connection with any of the software products licensed from such licensors, the Company would be required to license an alternative product from another third party or attempt to internally develop a replacement for the function of the licensed software. The loss of or inability to maintain any of these technology licenses could result in interruptions in the availability of the Company's existing products and delays in the introduction of new products and services until equivalent technology, if available, is identified, licensed or developed, and integrated. There can be no assurance that an alternative source of a suitable product would be available or that the Company would be able to develop an alternative product in sufficient time and at a reasonable cost. The failure of the Company to obtain or develop an alternative product on a timely basis and at a reasonable cost would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Product Development" and "--Proprietary Rights."

INTERNATIONAL SALES

    The international market for the Company's products is growing rapidly, and the Company expects an increasing percentage of its revenues to be derived from export sales. The Company has offices in Dublin, Ireland, Singapore, and Melbourne, Australia, and intends to add sales and support capabilities in Asia and Europe which will require significant management attention and financial resources. The Company expects that a significant portion of future international sales will be generated by sales agents who will act as independent contractors. Such agents will license the Company's software and pay the Company royalties equal to a percentage of the sublicense fees received by the agents from their sales of the Company's software. In order to achieve its targeted international growth, the Company will have to locate and establish relationships with a number of agents in international markets. As a result of reliance upon such local sales agents, the Company's growth will depend to a material degree upon the Company's ability to recruit, manage, and maintain satisfactory relationships with these agents and the level of performance achieved by them. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

    The Company's business outside of North America may be subject to unexpected changes in regulatory requirements and policy, tariff and other trade barriers, costs of localizing products for other countries, lack of acceptance of localized products in other countries, longer accounts receivable payment cycles, difficulties in accounts receivable collections, difficulties in managing international operations, availability of trained personnel to install and implement the Company's systems, political instability, potentially adverse tax obligations, restrictions on the repatriation of earnings and the burdens of complying with a wide variety of other laws and regulations. In addition, the laws of some other countries do not protect the Company's intellectual property rights to the same extent as do the laws of United States. There can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Sales and Marketing" and Note 9 of Notes to Consolidated Financial Statements.

    The Company's international sales are typically denominated in U.S. dollars. An increase in the value of the United States dollar relative to foreign currencies would make the Company's products more expensive and may adversely affect the Company's future sales to international customers. In addition, the Company's expenses for its foreign offices and operations are generally paid in the local currencies. If the U.S. dollar weakens in relation to the applicable international currencies, the Company's expenses may rise and the Company's revenues may be adversely affected. The impact of future exchange rate fluctuations on the Company's results of operations cannot be accurately predicted. To date, the Company has not sought to hedge the risks associated with fluctuations in exchange rates, but may undertake such transactions in the future. There can be no assurance that any hedging techniques implemented by the Company in the future would be successful or that exchange rate fluctuations would not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Sales and Marketing."

LENGTHY SALES CYCLE

    Successful operation of software applications such as those licensed by the Company are critical to the user's business and potential customers may perceive high risk in connection with adoption of such software. For these and other reasons, the sales cycles associated with the purchase of the Company's products and services are typically six to twelve months, but vary significantly, and are subject to a number of factors, including customers' budgetary constraints and internal acceptance reviews, over which the Company has little or no control. The Company has experienced higher revenues historically in the fourth quarter due to customer buying patterns. The Company believes that these buying patterns are due to the annual budgeting cycles of many large financial institutions and the desire by many of its customers to commence the lengthy process of implementing the Company's software during the first quarter of the year. See "Business--Sales and Marketing."

YEAR 2000 RISK

    It is possible that some of the Company's products, whether working alone or in conjunction with other computer systems or software, will not always accept input of, or store, manipulate and output dates in the year 2000 or thereafter without error or interruption. Generally, customers now require that the Company warrant that its products will process dates in 2000 and beyond. Although the Company believes that its installed and currently-marketed products will correctly handle date information at all times, there can be no assurance that unknown problems will not be encountered. The expense of the Company's efforts to identify and address such problems, or the warranty liability to which the Company may become subject as a result of such problems, could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Product Liability."

DEPENDENCE ON KEY EMPLOYEES; NEED FOR QUALIFIED EMPLOYEES

    The future success of the Company is dependent in large part on a number of key senior management, research and development, and sales and marketing employees, particularly Stephen B. Grubb, its President and Chief Executive Officer, and David B. Black, its Chief Technology Officer. The Company does not have written employment agreements with any key employee nor does the Company maintain key man life insurance on any of its employees. The loss of one or more key employees could have a material adverse effect on the business, financial condition and results of operations of the Company.

    The future success of the Company also will depend to a significant extent on its ability to attract, train, motivate and retain highly qualified employees. These employees include managerial and sales and marketing personnel, as well as highly-skilled software development professionals (particularly project managers), software engineers and other senior technical personnel with experience in mission-critical software. Customization and other services with respect to existing software packages require the Company's employment of an adequate number of employees skilled in COBOL, the programming language used in the Company's current software products. The availability of skilled personnel with knowledge and experience in this specific programming language is not high in the industry, partly because more modern programming languages are the focus of the younger programming work force and partly because the so-called "year 2000" problem has created an unusual opportunity for such programmers that has cut significantly into their general availability. The Company believes that there is a shortage of, and significant competition for, software development professionals with the advanced technological skills necessary to perform the services offered by the Company. The Company's ability to maintain and renew existing customer relationships and to obtain new business depends, in large part, on its ability to hire and retain technical personnel with the skills necessary to keep pace with continual changes in information processing technology, evolving industry standards and changing client preferences. The Company expects that it will become increasingly difficult to hire additional personnel with such expertise and experience, because of the limited pool available and competition from other businesses for those employees. The inability to hire and retain qualified personnel or the loss of the services of key personnel could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--Employees" and "Management."

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISK OF INFRINGEMENT CLAIMS

    The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses, rather than sells, its software, and generally requires licensees to execute license agreements that impose certain restrictions on the licensees' rights to use the software. In addition, the Company seeks to avoid disclosure of its trade secrets generally by requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company and by restricting access to the Company's source code. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

    Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. In addition, the laws of some other countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

    There can be no assurance that third parties will not claim that the Company's current or future products infringe upon such third party's' intellectual property rights. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the financial transaction processing industry grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or available at all, which could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--Proprietary Rights."

COMPETITION

    The market for financial transaction processing solutions is highly competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. The Company faces direct competition from a number of companies that market software for financial transaction processing and that target the credit card processing segment of that market. Such competitors vary in size and in the scope and breadth of the products and services they offer. The Company's products also compete against software developed in-house by companies in the financial transaction processing industry and against services offered by third-party processors, which provide credit card transaction processing services, although such processors are themselves potential customers for the Company's products and services. There can be no assurance that competitors will not develop products and services that are superior to the Company's products and services or that achieve greater market acceptance than the Company's products and services. As the Company offers new products and services, it expects to face competition from both existing and new competitors. Many of the Company's current competitors are broadening the functionality of their product and service offerings. Because there are relatively low barriers to entry in the software market, the Company also expects additional competition from other established, as well as emerging, companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company believes that competition will continue to intensify as the market for its products and services develops and competitors focus more clearly on that market's specific requirements. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion, sale and support of their products and services than the Company. In addition, current and potential competitors have established or may establish in the future cooperative relations among themselves or with third parties to increase the ability of their products and services to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors, alliances among competitors or alliances between competitors and third parties may emerge and rapidly acquire significant market share. There can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other competitive resources, or that competitive pressures faced by the Company would not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

RESTRICTIONS ON COMPETITION

    In October 1988, the Company licensed its CardPac software product to The SEMA Group S.A. in France under an agreement which grants SEMA the exclusive rights to market that software product, including any derivatives therefrom, in Western Europe and portions of Asia. Under this Agreement, the Company agreed not to license CardPac or any product derived from CardPac in such territories through October 31, 1998. Although the Company no longer sells its CardPac product, it competes with SEMA for bank card processing customers in those areas with its VisionPLUS product. The Company believes that offering VisionPLUS in such territories does not infringe upon SEMA's exclusivity in such territories, but if the Company were to develop or market a software application or module that was determined to be a derivative of the CardPac software, then the Company could be restricted from marketing that application or module in SEMA's territories through October 1998. In that case, the Company would not be able to offer its customers in such territories the full range of software applications that it might otherwise be able to offer, or it would have to develop or find third-party software to provide the missing functionality. Either such event could have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT LIABILITY

    The software developed and utilized by the Company in providing its products and services may contain undetected errors. Although the Company engages in extensive testing of its software prior to introducing the software onto a customer's system, there can be no assurance that errors will not be found in such software after the commencement of its use. The Company's license, maintenance and support, and compliance agreements with its customers, generally contain provisions designed to limit the Company's exposure to potential product liability claims, such as disclaimers of warranties and exclusions of liability for special, consequential and incidental damages. In addition, these agreements generally limit the amounts recoverable for damages to the amounts paid by the licensee to the Company for the product or service giving rise to the damages claims. Although the Company has not experienced any product liability claims to date, the sale and support of products and services by the Company may result in the Company being subject to such claims. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, financial condition and results of operations. See "--Year 2000 Risk."

POTENTIAL FUTURE ACQUISITIONS

    The Company may in the future undertake acquisitions that could present challenges to the Company's management. Acquisitions involve numerous risks, including difficulties in assimilating new operations and personnel and implementing new business processes, the need to manage geographically-remote business units and the diversion of management attention from other business concerns. Any acquisition, depending upon its size, could result in the use of a significant portion of the Company's cash, or, if such acquisition is made utilizing the Company's securities, could result in significant dilution to the Company's shareholders. Furthermore, there can be no assurance that any acquired product or service capacity will gain acceptance in the Company's markets. Should the Company's management fail to respond effectively to such challenges, it is possible that a future acquisition could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CHANGING REGULATORY ENVIRONMENT

    The Company's customers are subject to a number of government regulations and industry standards with which the Company's products must comply. For example, the Company's products are affected by Visa and MasterCard electronic payment standards. Changes to such regulations or standards or the adoption of new regulations or standards in the credit card processing industry could require the Company to make changes in its products and services, and could affect the timing of purchases and acceptance of the Company's products and services by the marketplace. There can be no assurance that the Company can respond to such changes in a timely and adequate manner. The dramatic growth in the availability of credit cards and the expansion of available credit under such cards to the consuming public has been a matter of concern to U.S. federal banking regulators and other governmental regulatory authorities. Action by regulatory authorities to substantially restrict the availability of credit card credit or other related regulatory developments could materially adversely affect the Company's customers and the market in general and therefore could have a material adverse effect on the Company's business, financial condition and results of operations.

NO PRIOR MARKET FOR COMMON STOCK

    Prior to the offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price has been determined by negotiations between the Company, the Selling Shareholders and the representatives of the Underwriters, and may not be indicative of the market price of the Common Stock after the offering. See "Underwriting."

POSSIBLE VOLATILITY OF MARKET PRICE

    From time to time after the offering, there may be significant volatility in the market price of the Common Stock. The stock market has from time to time experienced significant price and volume fluctuations, which have particularly affected the market prices of the stocks of high technology and telecommunications companies and which may be unrelated to the operating performance of such companies. Factors such as actual or anticipated operating results, growth rates, changes in estimates by analysts, market conditions in the industry, announcements by competitors, regulatory actions and general economic conditions will vary from period to period. As a result of these factors, the Company's operating results from time to time may be below the expectations of public market analysts and investors. Any such event would likely have a material adverse effect on the market price of the Common Stock.

SUBSTANTIAL CONTROL BY OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS

    After the sale of the shares of Common Stock offered hereby, the Company's officers and directors (including their affiliates) will retain voting control of approximately 45% of the Company's outstanding Common Stock (and would hold a majority of the outstanding Common Stock if outstanding options and warrants were exercised) and therefore will be able to exercise substantial control over the Company's affairs. Accordingly, if such persons act together, they may be able to elect all directors and exercise control over the business policies and affairs of the Company. See "Management--Directors and Executive Officers" and "Principal and Selling Shareholders."

IMMEDIATE AND SUBSTANTIAL DILUTION

    The purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of Common Stock from the initial public offering price. Based on an assumed initial offering price of $12.00 per share, as of June 30, 1997, such dilution, on a pro forma basis, would have been equal to $10.68 per share with respect to shares purchased pursuant to the offering. To the extent that some or all outstanding options and warrants to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

ANTI-TAKEOVER MATTERS

    The Company's Articles and Bylaws contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors is authorized to issue one or more series of Preferred Stock with respect to which the Board, without shareholder approval, may determine voting, conversion or other rights which could adversely affect the rights of holders of Common Stock. Only shareholders holding at least 50% of the outstanding Common Stock have the power to call a special meeting. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms. Under the Articles and Bylaws, directors serving staggered terms can be removed from office only for cause and only upon an affirmative vote of at least two-thirds of the outstanding voting stock. The Company's Bylaws require advance notice for shareholder proposals and director nominations. In addition, the Company has eliminated the right of a majority of its shareholders to act by unanimous written consent in lieu of a meeting. See "Description of Capital Stock." One effect of the foregoing provisions would be to make an acquisition of the Company significantly more difficult to achieve if not approved by the Board of Directors, even though a majority of shareholders may favor such action. Potential acquirors may be deterred due to the anti-takeover provisions implemented by the Company. Such factors could limit the price that certain acquirors might be willing to pay in the future for shares of the Company's Common Stock, and there can be no assurance that such provisions will not have an adverse effect on the market value of the Company's Common Stock in the future. See "Description of Capital Stock--Certain Provisions."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

    Sales of substantial amounts of shares of Common Stock in the public market following the offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock prevailing from time to time and could impair the Company's ability to raise capital in the future through sales of its equity securities. Immediately after completion of the offering, assuming no exercise of outstanding options or warrants, the Company will have 9,213,408 shares of Common Stock outstanding, of which the 3,333,333 shares offered hereby will be freely tradable without restriction or further registration under the Securities Act, except those shares acquired by "affiliates" of the Company as that term is defined under the Securities Act which will be subject to the resale limitations (excluding the holding period requirement of Rule 144 ("Rule 144")) under the Securities Act. The remaining 5,880,075 shares of Common Stock are restricted securities as defined in Rule 144 and may be sold in the public market only if registered under the Securities Act or if an exemption from registration is available, including the exemptions contained in Rules 144, 144(k) or 701 under the Securities Act. The Company, its officers, directors and certain other shareholders, including the Selling Shareholders, who collectively are the beneficial owners of an aggregate of 5,774,875 shares of Common Stock have agreed with the Underwriters, except with the prior written consent of NationsBanc Montgomery Securities, Inc., not to offer, sell, pledge, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the effective date of the Registration Statement of which this Prospectus forms a part. Upon the expiration of such 180-day period, such holders will, in general, be entitled to dispose of their shares, although the shares of Common Stock held by affiliates of the Company will continue to be subject to the restrictions of Rule 144. In addition, options to purchase an aggregate of 1,090,500 shares of Common Stock, having a weighted average exercise price of $1.35 per share, are outstanding and warrants to purchase an aggregate of 1,194,445 shares of Common Stock, having a weighted average exercise price of $4.46 per share, are currently outstanding (of which 263,410 shares are subject to options and warrants held by persons not subject to lock-up agreements). See "Description of Capital Stock" and "Shares Eligible for Future Sale."

    The Company has agreed, subject to certain limitations, to permit Sirrom Capital Corporation (formerly Sirrom Capital, L.P.), which will own 75,000 shares of Common Stock following the offering, and has a warrant to purchase, at a minimum, 37,660 additional shares of Common Stock, to sell its shares of Common Stock, pursuant to a registration statement filed by the Company under the Securities Act, provided that the registration statement form permits such secondary sale. If the Company were required to include in a Company-initiated registration shares held by such holder pursuant to the exercise of such registration rights, the inclusion of such shares might have an adverse effect on the Company's ability to raise needed capital in the capital markets at a time and price favorable to the Company. In addition, the Company has agreed to register an aggregate of 1,456,280 shares of Common Stock subject to options and warrants held by affiliates of the Company pursuant to a registration statement on Form S-8, if such form is available. See "Shares Eligible for Future Sale" and "Principal and Selling Shareholders."

USE OF PROCEEDS

    A substantial portion of the net proceeds to be received by the Company in connection with the offering is not allocated for any specific purpose, but will be allocated to general corporate purposes, including capital expenditures and working capital. A portion of the net proceeds of the offering also may be used for the acquisitions of companies or technology complementary to those of the Company; however, the Company is not currently a party to any commitments or agreements, and is not currently involved in any negotiations, with respect to any material acquisitions. Accordingly, management will have broad discretion with respect to the expenditure of such proceeds. Purchasers of shares of Common Stock offered hereby will be entrusting their funds to the Company's management, upon whose judgment they must depend, with limited information concerning the specific purposes to which the funds will ultimately be applied. See "Use of Proceeds."

                                USE OF PROCEEDS

    The net proceeds to the Company from the offering are estimated to be approximately $22.4 million ($25.2 million if the Underwriters' over-allotment option is exercised in full), at an assumed initial offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. Of such net proceeds, the Company intends to use (i) up to $5.1 million to pay to Household International, Inc. in settlement of all current and future obligations of the Company pursuant to a Software Development Agreement between the Company and Household International, Inc., and (ii) $4.0 million to prepay outstanding indebtedness to Sirrom Capital Corporation ("Sirrom") under a term loan agreement dated September 1997, accruing interest at a rate of 13.5% per annum and maturing in September 2002. The proceeds of such term loan were used to repay $900,000 outstanding under a previous loan agreement with Sirrom and $430,000 borrowed from a shareholder in August 1997 and for working capital purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

    The remainder of the net proceeds to the Company from the offering, approximately $13.2 million, will be used for general corporate purposes, including capital expenditures and working capital. The Company may also use a portion of the net proceeds for the acquisition of other companies, technology or services that complement the business of the Company, although no such transactions are being planned or negotiated as of the date hereof. See "Risk Factors--Use of Proceeds." Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, investment-grade securities and interest-bearing securities. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                                DIVIDEND POLICY

    The Company has not declared or paid any cash dividends on its Common Stock, and the Board of Directors intends to continue a policy of retaining future earnings to finance the Company's growth and for general corporate purposes, and, therefore, it does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the long-term obligations and capitalization of the Company as of June 30, 1997, and pro forma as adjusted to reflect the sale by the Company of 2,083,333 of the shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, the application of the net proceeds therefrom as described under the "Use of Proceeds," the exercise subsequent to June 30, 1997 of warrants to purchase an aggregate of 427,605 shares of Common Stock and certain transactions to occur upon completion of the offering. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the related Notes thereto contained elsewhere in this Prospectus.

                                                                                                JUNE 30, 1997
                                                                                            ----------------------
                                                                                                        PRO FORMA
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------

                                                                                                (IN THOUSANDS)
Current portion of long-term obligations(1)...............................................  $   1,314   $     414
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Long-term obligations, less current portion(1)............................................      1,291       1,291
Shareholders' equity(2):
Preferred Stock, par value $0.01 per share, 10,000,000 shares authorized; no shares issued
  and outstanding.........................................................................     --          --
Common Stock, par value $0.01 per share, 30,000,000 shares authorized; 6,861,520 shares
  issued; 9,372,458 shares issued and outstanding, as adjusted............................         69          94
Additional paid-in capital(3).............................................................      2,099      24,800
Deficit earnings(4).......................................................................     (6,061)     (9,361)
Cumulative translation adjustments........................................................        (67)        (67)
Less 159,050 shares held in treasury, at cost.............................................       (491)       (491)
                                                                                            ---------  -----------
Total shareholders' equity (deficiency)...................................................     (4,451)     14,975
                                                                                            ---------  -----------
Total capitalization......................................................................  $  (3,160)  $  16,266
                                                                                            ---------  -----------
                                                                                            ---------  -----------

------------------------
(1) Long term obligations include long-term debt, capital lease obligations and deferred rent expense. See Note 4 of Notes to Consolidated Financial Statements for additional information relating to the Company's debt.

(2) Does not include (i) an aggregate of 1,500,000 shares of Common Stock available for future issuance pursuant to the Company's 1995 Stock Incentive Plan and 1997 Stock Incentive Plan, pursuant to which options to purchase an aggregate of 1,088,750 shares of Common Stock (having a weighted average exercise price of $1.35 per share) are presently outstanding and options to purchase an aggregate of 51,000 shares of Common Stock (having an exercise price equal to the initial public offering price of the Common Stock) that will be granted to an executive officer and the Company's three non-employee directors upon the completion of the offering, (ii) an option to purchase 1,750 shares of Common Stock (having an exercise price of $.002 per share) which is presently outstanding and (iii) 1,194,445 shares of Common Stock reserved for issuance pursuant to presently outstanding warrants (having a weighted average exercise price of $4.46 per share). See "Management--Executive Compensation," "--Stock Incentive Plans" and Note 7 of Notes to Consolidated Financial Statements.

(3) Pro forma as adjusted also includes the value of a warrant issued to purchase 37,660 shares of Common Stock in connection with financing obtained in September 1997 which will be repaid as described under the "Use of Proceeds" and "Management's Analysis of Financial Condition and Results of Operations-- Overview."

(4) Pro forma as adjusted includes the effect of expenses which will be recorded upon completion of the offering of (i) $2.9 million estimated expense related to the settlement of obligations to Household International, Inc. and (ii) $400,000 debt issuance costs (including the value of the warrant described above in (3)) related to indebtedness to Sirrom Capital Corporation. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                                    DILUTION

    As of June 30, 1997, the historical net tangible book deficit of the Company was approximately $(7,271,000), or $(1.06) per share of Common Stock. The pro forma net tangible book deficit of the Company at June 30, 1997 was $(10,270,000) or $(1.44) per share. Pro forma net tangible book deficit per share represents the amount of tangible assets of the Company, less all liabilities, divided by the number of issued and outstanding shares of Common Stock as of June 30, 1997 (on a pro forma basis after giving effect to the exercise subsequent to June 30, 1997 of warrants to purchase an aggregate 427,605 shares of Common Stock, certain of which are being sold by Selling Shareholders in the offering, and certain transactions to occur upon the completion of the offering). After giving effect to the sale by the Company of 2,083,333 of the shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and after deducting estimated offering expenses payable by the Company and the underwriting discount and commissions, the pro forma net tangible book value of the Company as of June 30, 1997, would have been approximately $12,155,000, or $1.32 per share. This represents an immediate increase in net tangible book value of $2.76 per share to existing shareholders and an immediate dilution in net tangible book value of $10.68 per share to purchasers of shares of Common Stock in the offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............................             $   12.00
                                                                                         ---------
  Historical net tangible book deficit before the offering..................  $   (1.06)
  Decrease per share related to pro forma adjustments.......................  $   (0.38)
  Increase per share attributable to new shareholders.......................  $    2.76
                                                                              ---------
Pro forma net tangible book value per share after giving effect to the
  offering..................................................................             $    1.32
                                                                                         ---------
Dilution per share to new shareholders......................................             $   10.68
                                                                                         ---------

    The following table sets forth, on a pro forma basis as of June 30, 1997, with respect to the existing shareholders and the new shareholders in the offering, a comparison of the number of shares of Common Stock acquired from the Company, the percentage ownership of such shares, the total consideration paid, the percentage of total cash consideration paid and the average price per share:

                                                       SHARES PURCHASED(1)       TOTAL CONSIDERATION
                                                     -----------------------  --------------------------  AVERAGE PRICE
                                                       NUMBER      PERCENT       AMOUNT        PERCENT      PER SHARE
                                                     ----------  -----------  -------------  -----------  -------------
Existing shareholders..............................   7,130,075          77%  $   1,678,000           6%    $    0.24
New shareholders...................................   2,083,333          23      25,000,000          94         12.00
                                                     ----------         ---   -------------         ---
    Total..........................................   9,213,408         100%     26,678,000         100%         2.90
                                                     ----------         ---   -------------         ---
                                                     ----------         ---   -------------         ---

------------------------

(1) Sales by the Selling Shareholders in the offering will reduce the number of shares held by existing shareholders to 5,880,705, or 64%, and will increase the number of shares held by new shareholders to 3,333,333, or 36%, of the total shares of Common Stock to be outstanding after the offering. See "Principal and Selling Shareholders."

    Except for the exercise of warrants to purchase an aggregate of 427,605 shares of Common Stock, certain of which are being sold by Selling Shareholders in the offering, the foregoing table does not take into account the exercise of outstanding options or warrants to acquire shares of Common Stock. Assuming that all such options and warrants were exercised and proceeds received therefrom, dilution per share to new shareholders would be $10.35. See Note 7 of Notes to Consolidated Financial Statements and "Management--Stock Incentive Plans."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The selected consolidated financial data of the Company set forth below as of and for the years ended December 1994, 1995 and 1996 are derived from the audited Consolidated Financial Statements of the Company for such periods included elsewhere in this Prospectus. The selected consolidated data as of and for the year ended January 31, 1993 and the eleven months ended December 31, 1993 are derived from the audited consolidated financial statements of the Company which are not included herein. The selected consolidated financial data as of and for the six months ended June 30, 1996 and 1997 are derived from unaudited financial statements included elsewhere in this Prospectus, which, in the opinion of the Company reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations. These historical results are not necessarily indicative of the results that may be expected in the future. The selected consolidated financial data are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and other financial data included elsewhere in this Prospectus.

                                                   YEAR        11 MONTHS
                                                   ENDED         ENDED                                         SIX MONTHS ENDED
                                                JANUARY 31,  DECEMBER 31,       YEAR ENDED DECEMBER 31,            JUNE 30,
                                                -----------  -------------  -------------------------------  --------------------
                                                   1993          1993         1994       1995       1996       1996       1997
                                                -----------  -------------  ---------  ---------  ---------  ---------  ---------
                                                                                                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Revenues
  License.....................................   $   7,502     $   5,047    $   5,749  $   8,668  $  13,366  $   5,496  $   4,245
  Services....................................      11,738        10,703       10,720     13,060     13,558      6,260      9,425
                                                -----------  -------------  ---------  ---------  ---------  ---------  ---------
    Total revenues............................      19,240        15,750       16,469     21,728     26,924     11,756     13,670
Cost of revenues
  License.....................................       1,273         1,067          940      1,324      2,935      1,088      1,553
  Services....................................      10,213         7,975        7,640      9,503      8,956      4,148      6,938
                                                -----------  -------------  ---------  ---------  ---------  ---------  ---------
    Total cost of revenues....................      11,486         9,042        8,580     10,827     11,891      5,236      8,491
    Gross margin..............................       7,754         6,708        7,889     10,901     15,033      6,520      5,179
Operating expenses
  Sales and marketing.........................       2,678         2,172        2,481      2,298      3,270      1,350      1,733
  Research and development....................       2,625         2,475        1,612      2,133      6,944      2,757      4,872
  General and administrative..................       2,915         3,618        3,040      4,105      4,227      1,584      2,884
  Write-off of capitalized software...........      --            --           --          2,143     --         --         --
                                                -----------  -------------  ---------  ---------  ---------  ---------  ---------
Total operating expenses......................       8,218         8,265        7,133     10,679     14,441      5,691      9,489
                                                -----------  -------------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations.................        (464)       (1,557)         756        222        592        829     (4,310)
Interest expense, net.........................         464           123          240        338        150         81         35
                                                -----------  -------------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.............        (928)       (1,680)         516       (116)       442        748     (4,345)
Income tax expense (benefit)..................        (183)         (698)         367        356        303        513        277
                                                -----------  -------------  ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing operations......   $    (745)    $    (982)   $     149  $    (472) $     139  $     235  $  (4,622)
                                                -----------  -------------  ---------  ---------  ---------  ---------  ---------
                                                -----------  -------------  ---------  ---------  ---------  ---------  ---------
Income (loss) per share from continuing
  operations..................................   $   (0.12)    $   (0.16)   $    0.02  $   (0.07) $    0.02  $    0.03  $   (0.61)
                                                -----------  -------------  ---------  ---------  ---------  ---------  ---------
                                                -----------  -------------  ---------  ---------  ---------  ---------  ---------
Shares used in per share calculations.........       5,972         5,972        5,972      6,620      8,570      8,470      7,553

                                                                                                              JUNE 30, 1997
                                               JANUARY 31,                 DECEMBER 31,                 --------------------------
                                               -----------  ------------------------------------------                PRO FORMA
                                                  1993        1993       1994       1995       1996      ACTUAL    AS ADJUSTED(1)
                                               -----------  ---------  ---------  ---------  ---------  ---------  ---------------
                                                                                                               (UNAUDITED)
BALANCE SHEET DATA
Cash and cash equivalents....................   $   2,463   $   2,321  $     432  $   1,222  $   2,037  $   1,859     $  18,885
Working capital (deficit)....................      (1,239)     (1,102)    (3,280)    (1,550)    (2,571)    (7,738)       11,788
Total assets.................................      11,873      10,499     10,350     11,507     16,194     15,402        32,428
Long-term obligations........................       3,252       3,341      2,899      2,582      1,761      1,291         1,291
Shareholder's equity (deficit)(2)............         246        (859)      (760)        12        162     (4,451)       14,975

------------------------------
(1) Gives effect to the sale of the 2,083,333 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $12.00 per share, the application of the net proceeds therefrom and the exercise subsequent to June 30, 1997 of warrants to purchase an aggregate of 427,605 shares of Common Stock.
(2) Pro forma as adjusted includes the effect of expenses which will be recorded upon completion of the offering of (i) $2.9 million estimated expense related to settlement of obligations to Household International, Inc. and
    (ii) $400,000 debt issuance costs (including the value of a warrant) related to indebtedness to Sirrom Capital Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AND THE OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. HISTORICAL RESULTS ARE NOT NECESSARILY INDICATIVE OF TRENDS IN OPERATING RESULTS FOR ANY FUTURE PERIOD.

OVERVIEW

    The Company is the world's leading supplier of software that performs mission-critical credit card transaction processing functions. The Company's current software product, VisionPLUS, is a customizable software system consisting of a range of integrated application modules for processing both bank and retail credit card transactions. VisionPLUS provides the necessary functionality for processing credit card transactions from application processing and transaction authorization requests through billing and collection. The Company licenses its software to banks, finance companies and retailers that process their own credit card transactions as well as to third-party processors that process such transactions for others.

    The Company released its original product, CardPac, used to process traditional bank credit card transactions, in 1983 and its Vision21 product, used to process retail credit card transactions, in 1987. In 1995, the Company introduced its current product, VisionPLUS, which combines the functionality of CardPac and Vision21 for processing both retail credit card and bank credit card transactions, and discontinued selling new licenses of CardPac and Vision21. The Company intends to discontinue provision of maintenance and support for CardPac after 1998 and for Vision21 when the next release of VisionPLUS is delivered in 1998. As of August 31, 1997, the Company had licensed VisionPLUS to 42 customers, 22 of which had installed the software and were in various stages of implementing it for use in live production and eight of which were using the product in live production. As of August 31, 1997, the Company was continuing to support 28 customers using CardPac and 20 customers using Vision21. The Company is offering its current CardPac users incentives to encourage them to purchase VisionPLUS and, as of August 31, 1997, 19 CardPac users had migrated or agreed to migrate to VisionPLUS. Vision21 licensees who are receiving maintenance and support from the Company will be entitled to receive, for no additional license fee, those modules of the next release of VisionPLUS affording equivalent functionality to that of the licensee's current Vision21 software. Through August 31, 1997, 13 Vision21 customers had migrated or agreed to migrate to VisionPLUS. See "Business--Products."

    The Company derives a substantial portion of its revenues from sales outside the United States. The Company's export sales were $1.0 million, $8.4 million and $8.8 million for 1994, 1995 and 1996, respectively, and $2.6 million and $8.0 million for the six months ended June 30, 1996 and 1997, respectively. Export sales as a percentage of total revenues were 6%, 39% and 33% for 1994, 1995 and 1996, respectively, and 22% and 59% for the six months ended June 30, 1996 and 1997, respectively. See Note 9 of Notes to Consolidated Financial Statements for additional financial information concerning the Company's foreign operations. The Company anticipates that international sales will continue to account for a significant portion, and may increase as a percentage, of the Company's total revenues. License and service fees typically are invoiced and paid by the licensee in U.S. currency. See "Risk Factors-- International Sales." The Company anticipates that it will incur significant costs in connection with the expansion of its international sales and marketing efforts, as well as its support capabilities, during the remainder of 1997 and 1998. The Company intends to increase its use of agents in connection with sales of the Company's software and related services in certain areas outside of the United States. Such agents will license the Company's software and pay the Company royalties equal to a percentage of the sublicense fees received by such agents from their sales of the Company's software.

    In accordance with generally accepted accounting principles, the Company capitalizes certain software development costs. Software development costs that are not capitalized are charged to research and development expenses. The Company capitalized $2.6 million, $2.3 million and $1.1 million of software development costs for 1994, 1995 and 1996, respectively, and $0.5 million and $0.2 million of such costs for the six months ended June 30, 1996 and 1997, respectively. As of June 30, 1997, the Company had a $2.8 million net unamortized balance of capitalized software development costs. The Company records amortization of capitalized software development costs in an amount equal to the greater of the amount computed using (i) the ratio that current gross revenues for a product bears to the total of current and anticipated revenues for that product or (ii) straight line basis over the estimated useful life of the released product (currently three years). Amortization expense was $0.9 million, $1.1 million, $1.2 million for 1994, 1995 and 1996, respectively, and $0.6 million and $0.6 million for the six months ended June 30, 1996 and 1997, respectively. In 1995, the Company also recorded an expense of $2.1 million due to the write-off of capitalized software costs related principally to CardPac as a result of the Company's determination to discontinue licensing such product. The Company anticipates that it will continue to incur significant research and development expenses, but does not expect that the amount of such expenses will increase significantly from current levels.

    Pursuant to an agreement dated June 1993, Household International, Inc. paid the Company an aggregate of $4.6 million ($1.4 million, $3.0 million and $0.2 million in 1994, 1995 and 1996, respectively), which the Company recognized as revenue, to fund the development of VisionPLUS. In exchange for such payments, Household acquired joint ownership with the Company in VisionPLUS and a right to royalties on the sale of any of the VisionPLUS modules, subject to a specified maximum. Following the payment of the maximum royalties, the Company has the right to acquire, for a nominal amount, Household's interest in VisionPLUS. Such royalties are due to Household at the time the Company receives payment of the license fee. As of June 30, 1997, the Company had paid no royalties to Household in cash but did provide $582,000 of professional services which amount has been credited against accrued royalties. As of June 30, 1997, the Company had accrued royalties of $1.6 million to Household. The Company commenced paying Household royalties in accordance with the terms of such agreement in July 1997. In October 1997, the Company and Household agreed that the Company would pay to Household, from the net proceeds of the sale of shares of Common Stock offered hereby by the Company, $5.1 million in settlement of all current and future obligations of the Company to Household pursuant to such agreement less the amount of royalties paid by the Company to Household pursuant to such agreement prior to such settlement payment. Following such payment, the Company will retain its right to acquire Household's interest in VisionPLUS for a nominal amount. The settlement payment will result in an expense of up to $2.9 million when paid. In addition, in October 1997, the Company and Household agreed to the settlement of certain obligations of the Company to Household related to the development of VisionPLUS. Pursuant to such settlement, the Company agreed to waive the future payment by Household of fees for services to be provided by the Company or additional license fees due to the Company up to a maximum aggregate amount. Such settlement resulted in an expense of $0.3 million related principally to the Company's estimated cost of providing such services. See Note 12 of Notes to Consolidated Financial Statements.

    The Company obtained a second term loan in the principal amount of $4.0 million from Sirrom Capital Corporation in September 1997 in connection with which the Company paid Sirrom a fee of $80,000 and issued Sirrom a warrant to purchase 37,660 shares of Common Stock for $.002 per share which were valued at $0.3 million. The Company intends to prepay such loan from the net proceeds of the sale of shares of Common Stock offered hereby by the Company which prepayment will result in an expense of $0.4 million related to such fee payment and warrant issuance.

    The Company entered into an agreement with Ferntree Computer Corporation Pty. Limited ("Ferntree") dated June 1997, relating to the termination of Ferntree's status as a sales agent for the Company in Australia, New Zealand and certain other countries located in the South Pacific. Pursuant to the agreement, the Company has agreed to pay to Ferntree a commission of 30% of each license fee resulting from the Company's sales of the existing modules of VisionPLUS in such areas, up to a maximum aggregate amount of $1.0 million. Such payments are due following the Company's receipt of such license fees.

    Cost of license revenues consists principally of royalties due to third parties and the amortization of capitalized software costs. Gross margins on license revenues have been and will continue to be affected principally by the level of license revenues, the mix of modules sold, related royalty payments to third parties and the amortization of capitalized software costs. Cost of service revenues consists primarily of salaries and benefits of employees and have been affected primarily by the Company's efficiencies in its use of labor and the Company's ability to utilize employees on billable projects.

FEES AND REVENUE RECOGNITION

    The Company generates revenue from two principal sources: (i) license fees for its software and (ii) services fees for customization, installation and training services (professional services) and fees for maintenance and support and compliance services. License revenues for these years were $5.7 million, $8.7 million and $13.4 million, respectively, representing a compound annual growth rate of 53%. The Company's total revenues from license and service fees were $16.5 million, $21.7 million and $26.9 million in 1994, 1995 and 1996, respectively, representing a compound annual growth rate of 28%.

    The Company's typical license is perpetual, non-exclusive and non-refundable. VisionPLUS consists of a number of application modules and interface suites that are priced and can be licensed separately. License fees for VisionPLUS are based principally upon the application modules and interface suites included in the system delivered and the number of accounts that the customer maintains with the system. See "Business--Products" for a discussion of license fees for VisionPLUS. A significant portion of a license fee typically is paid upon the execution of the license agreement and the remainder is paid upon the achievement of specified milestones, usually within one year from such execution. Generally, additional license fees are due as the number of accounts processed using the software crosses certain tiers.

    The Company generally recognizes license revenues, less deferrals for maintenance and support and compliance services during an agreed-upon initial warranty period, which is generally one year from the execution of the license agreement, upon delivery of the software and related documentation when the (i) Company does not have any significant remaining obligations under the related license agreement and the software is not subject to customer acceptance and
(ii) collectibility of the license fee is assessed as probable. If the Company has significant post-delivery obligations or the software is subject to customer acceptance, recognition of the license fee is deferred until such obligations have been met or such acceptance occurred. The deferrals for maintenance and support and compliance, which are typically 15% of the license fees, are recognized over such warranty period. Revenues from additional license fees for increased account processing are recognized when such amounts become due. License fees paid in advance of recognizing such fees as revenue are recorded as deferred revenue. License fees which have been recognized as revenue but payment of which is not yet due according to the terms of the license agreement are recorded as unbilled accounts receivable until invoiced, generally 30 days prior to the due date.

    Customers may purchase professional services in hourly blocks or on a per hour basis. Hourly blocks are generally paid in advance and per hour sales are invoiced monthly in arrears. The Company typically charges an annual fee for maintenance services equal to a percentage of the license fee, after the expiration of the initial warranty period. In addition, with respect to VisionPLUS, the Company currently charges a separate annual fee for compliance services. The Company generally seeks to obtain a three-to-five year commitment from the customer for such maintenance and support and compliance services. After this three-to-five year period, such services are provided, at the request of the customer, on a year-to-year basis. Historically, maintenance and support and compliance services were sold as one service; however, for VisionPLUS, the Company offers compliance as a separately-priced service. Generally, fees for maintenance and support and compliance services are paid annually in advance. Revenues from professional services are recognized as the services are performed. Maintenance and support and compliance service revenues are recognized over the term of the agreement for such services. Amounts received for professional services and maintenance and compliance services in advance of recognizing the related revenue are recorded as deferred revenue.

RESULTS OF OPERATIONS

    The following table sets forth certain items from the Company's consolidated statements of operations as a percentage of total revenues of the Company for the periods indicated.

                                                                                                  SIX MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,            JUNE 30,
                                                               -------------------------------  --------------------
                                                                 1994       1995       1996       1996       1997
                                                               ---------  ---------  ---------  ---------  ---------
Revenues
  License....................................................       34.9%      39.9%      49.6%      46.8%      31.1%
  Services...................................................       65.1       60.1       50.4       53.2       68.9
                                                               ---------  ---------  ---------  ---------  ---------
    Total revenues...........................................      100.0      100.0      100.0      100.0      100.0
Cost of revenues
  License....................................................        5.7        6.1       10.9        9.3       11.4
  Services...................................................       46.4       43.7       33.3       35.3       50.7
                                                               ---------  ---------  ---------  ---------  ---------
    Total cost of revenues...................................       52.1       49.8       44.2       44.6       62.1

    Gross margin.............................................       47.9       50.2       55.8       55.4       37.9
Operating expenses
  Sales and marketing........................................       15.1       10.6       12.1       11.5       12.7
  Research and development...................................        9.8        9.8       25.8       23.4       35.6
  General and administrative.................................       18.5       18.9       15.7       13.4       21.1
  Write-off of capitalized software..........................        0.0        9.9        0.0        0.0        0.0
                                                               ---------  ---------  ---------  ---------  ---------
Total operating expenses.....................................       43.4       49.2       53.6       48.3       69.4
    Income (loss) before interest and taxes..................        4.5        1.0        2.2        7.1      (31.5)
Interest expense, net........................................        1.4        1.6        0.6        0.7        0.3
                                                               ---------  ---------  ---------  ---------  ---------
    Income (loss) before income taxes........................        3.1       (0.6)       1.6        6.4      (31.8)
Income taxes.................................................        2.2        1.6        1.1        4.4        2.0
                                                               ---------  ---------  ---------  ---------  ---------
    Income (loss) from continuing operations.................        0.9%      (2.2)%       0.5%       2.0%     (33.8)%
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------

    SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

    REVENUES. Total revenues increased 16% to $13.7 million for the six months ended June 30, 1997 from $11.8 million for the six months ended June 30, 1996, primarily due to increased fees from services. License revenues decreased to $4.2 million, or 31% of total revenues, for the six months ended June 30, 1997, compared to $5.5 million, or 47% of total revenues, for the six months ended June 30, 1996. This decrease was principally due to the timing of revenue recognition on one large project undertaken during the six months ended June 30, 1997. Service revenues increased 51% to $9.4 million, or 69% of total revenues, for the six months ended June 30, 1997, as compared to $6.3 million, or 53% of total revenues, for the six months ended June 30, 1996. This increase reflects increased demand for professional services (particularly related to the large number of new licenses agreements in the second half of 1996) as well as an increase in maintenance and support and compliance fees.

    COST OF REVENUES. Total cost of revenues increased 62% to $8.5 million for the six months ended June 30, 1997 from $5.2 million for the six months ended June 30, 1996. Cost of license revenues increased 43% to $1.6 million for the six months ended June 30, 1997 from $1.1 million for the six months ended

June 30, 1996 and as a percentage of license revenues increased to 37% for the six months ended June 30, 1997 from 20% for the six months ended June 30, 1996. These increases are due principally to the effect of fixed third-party royalties payable with respect to each license sold on lower average license fees and to a lesser extent the effect of lower license revenues and a comparable level of software amortization expense. Cost of service revenues increased 67% to $6.9 million for the six months ended June 30, 1997 from $4.1 million for the six months ended June 30, 1996 and as a percentage of service revenues increased to 74% for the six months ended June 30, 1997 from 66% for the six months ended June 30, 1996. These increases reflect a substantial increase in the number of employees and independent contractors as well as the opening of foreign offices in anticipation of higher future service revenues.

    SALES AND MARKETING. Sales and marketing expenses increased 28% to $1.7 million for the six months ended June 30, 1997 from $1.4 million for the six months ended June 30, 1996. Sales and marketing expenses represented 13% and 12% of total revenues for the six months ended June 30, 1997 and 1996, respectively. These increases are due principally to the addition of personnel (and related travel costs) to support increased marketing and sales efforts.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 77% to $4.9 million for the six months ended June 30, 1997 from $2.8 million for the six months ended June 30, 1996. Research and development expenses represented 36% and 23% of total revenues for the six months ended June 30, 1997 and 1996, respectively. These increases are due principally to a significant increase in the number of personnel involved in developing a new software platform and application modules. See "Business-- Strategy" and "--Product Development."

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 82% to $2.9 million for the six months ended June 30, 1997 from $1.6 million for the six months ended June 30, 1996. General and administrative expenses represented 21% and 13% of total revenues for the six months ended June 30, 1997 and 1996, respectively. These increases are due principally to the addition of management personnel and the expansion of the Company's facilities in Maitland, Florida and Atlanta, Georgia and, to a lesser extent, a charge resulting from the settlement of a lawsuit.

    INTEREST EXPENSE, NET. Interest expense, net decreased by 57% to $35,000 for the six months ended June 30, 1997 from $81,000 for the six months ended June 30, 1996 due to higher interest income resulting from increases in the average cash and cash equivalents balances.

    INCOME TAXES. Income tax expense was $0.3 million for the six months ended June 30, 1997 and $0.5 million for the six months ended June 30, 1996. The provisions for income taxes for 1997 and 1996 were based upon the estimated annual effective tax rate for the year. The difference between the effective income tax rate for the six months ended June 30, 1997 and the amounts calculated at the statutory rate was due primarily to an increase in the valuation allowance provided against deferred tax assets. The difference between the effective income tax rate for the six months ended June 30, 1996 and the amount calculated at the statutory rate was due primarily to an increase in the valuation allowance provided against deferred tax assets, the current generation of research and development credits and the benefit of foreign tax credits not previously recognized. See Note 6 of Notes to Consolidated Financial Statements.

    YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    REVENUES. Total revenues increased 24% to $26.9 million for 1996 from $21.7 million for 1995. The increase is principally due to increased license revenues, which increased 54% to $13.4 million in 1996 from $8.7 million in 1995. The increase in license revenues reflects delivery of VisionPLUS for the entire year of 1996 as compared to only one-half of 1995 (VisionPLUS was released in the second half of 1995) and a 44% increase in average license revenues per sale to $0.5 million in 1996 from $0.3 million in 1995. The 4% increase in service revenues to $13.6 million in 1996 from $13.1 million in 1995 is attributable to an increase in professional service revenues of 10% while maintenance and support and compliance services were virtually unchanged. Professional service revenues increased due to increased professional services as a result of increased license sales in 1996 as compared to 1995.

    COST OF REVENUES. Total cost of revenues increased 10% to $11.9 million for 1996 from $10.8 million for 1995. The cost of license revenues increased 122% to $2.9 million for 1996 from $1.3 million for 1995, and as a percentage of license revenues increased to 22% for 1996 from 15% for 1995. The increase for 1996 in the cost of license revenues as a percentage of license revenues is due to additional third-party royalties resulting from increasing sales of VisionPLUS modules subject to royalties. The cost of service revenues declined 6% to $9.0 million for 1996 from $9.5 million for 1995, and as a percentage of service revenues to 66% for 1996 from 73% for 1995. The decline in cost of service revenues for 1996 as a percent of service revenues is due to increased utilization of employees on billable projects in 1996.

    SALES AND MARKETING. Sales and marketing expenses increased 42% to $3.3 million for 1996 from $2.3 million for 1995 reflecting the addition of personnel and related travel costs. Sales and marketing expenses represented 12% and 11% of revenue for 1996 and 1995, respectively.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 226% to $6.9 million for 1996 from $2.1 million for 1995. As a percentage of total revenues, research and development expenses increased to 26% for 1996 from 10% for 1995. In 1996, the Company undertook a new product development initiative which resulted in a significant increase in the number of development personnel and related occupancy and support costs.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 3% to $4.2 million for 1996 from $4.1 million for 1995. As a percentage of total revenues, general and administrative expenses represented 16% and 19% for 1996 and 1995, respectively. The decline in general and administrative expense as a percentage of total revenues resulted primarily from essentially unchanged dollar amounts of expense for 1996 as compared to 1995, while total revenues increased for 1996 as compared to 1995.

    INTEREST EXPENSE, NET. Interest expense, net declined by 56% to $0.2 million for 1996 from $0.3 million for 1995 because the average amount of borrowings was lower in 1996 and because interest income was slightly higher in 1996 as a result of higher average cash balances during that year.

    INCOME TAXES. The provision for income taxes was $0.3 million for 1996 as compared to $0.4 million for 1995. The difference between the 1996 tax expense calculated at the statutory rate and the amounts recorded in the financial statements was primarily related to benefits recognized from research and development and foreign tax credits offset by an increase in the valuation allowance against deferred tax assets. The difference between the 1995 tax expense calculated at the statutory rate and the amounts recorded in the financial statements was related primarily to foreign withholding taxes and expiring foreign tax credits. See Note 6 of Notes to Consolidated Financial Statements.

    YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    REVENUES. Total revenues for 1995 increased 32% to $21.7 million from $16.5 million for 1994. The increase was due both to increased license revenues and an increase in service revenues. License revenues increased 51% to $8.7 million for 1995 from $5.7 million for 1994, while service revenues increased 22% to $13.1 million for 1995 from $10.7 million for 1994. License revenues represented 40% and 35% of total revenues for 1995 and 1994, respectively. The increase in license revenues resulted primarily from increased number of licenses sold due to the release of VisionPLUS in the second half of 1995 and, to a lesser extent, an increase in the average license fee per sale. The increase in service revenues resulted primarily from an increase in professional service revenues and to a lesser extent, from an increase in maintenance revenues. Professional service revenues increased due to increased professional services as a result of increased license sales in 1995 as compared to 1994.

    COST OF REVENUES. Total cost of revenues increased 26% to $10.8 million for 1995 from $8.6 million for 1994. The cost of license revenues increased 41% to $1.3 million for 1995 from $0.9 million for 1994, but as a percentage of license revenues decreased to 15% for 1995 as compared to 16% for 1994. The cost of license revenues increased due to an increase in the amortization of capitalized software and to an increase in royalties to third parties. The cost of service revenues increased 24% to $9.5 million for 1995 from $7.6 million for 1994 and as a percentage of service revenues to 73% for 1995 as compared to 71% for 1994. The cost of service revenues increased in absolute dollars due to the increase in service revenues. The increase in cost of service revenues as a percentage of service revenues resulted from a decrease in average billing rates and in the utilization of employees on billable projects.

    SALES AND MARKETING. Sales and marketing expenses decreased 7% to $2.3 million for 1995 from $2.5 million for 1994. The decrease was due principally to a decrease in sales commissions, which occurred because $2.9 million of total revenues for 1995, as compared to none for 1994, was received as funding from Household International, Inc. in connection with the development of VisionPLUS and not subject to such commissions. Sales and marketing expenses represented 11% and 15% of total revenues for 1995 and 1994, respectively.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 32% to $2.1 million for 1995 as compared to $1.6 million for 1994 as a result of additional personnel engaged in software development activities. As a percentage of total revenues, research and development expenses were 10% for both 1995 and 1994.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 35% to $4.1 million for 1995 from $3.0 million for 1994. As a percentage of total revenues, general and administrative expenses represented 19% and 19% for 1995 and 1994, respectively. The increase in dollars resulted primarily from salary expense relating to additional personnel as a result of a higher level of operations.

    WRITE-OFF OF CAPITALIZED SOFTWARE. The $2.1 million write-off in 1995 was due principally to the determination that capitalized software costs related to the Company's CardPac product were no longer of value. In 1995, the Company ceased licensing CardPac.

    INTEREST EXPENSE, NET. Interest expense, net increased 41% to $0.3 million for 1995 compared to $0.2 million for 1994 primarily because interest income decreased $78,000 as a result of lower average cash balances during 1995 compared to 1994.

    INCOME TAXES. The provision for income taxes was $0.4 million in both 1995 and 1994. The difference between the 1995 tax expense calculated at the statutory rate and the amounts recorded in the financial statements was primarily related to foreign withholding taxes and expiring foreign tax credits. The difference between the 1994 tax expense calculated at the statutory rate and the amounts recorded in the financial statements was primarily related to the tax effect of losses incurred at a foreign subsidiary with no tax benefit.

QUARTERLY RESULTS OF OPERATIONS

    The following tables present unaudited quarterly consolidated statements of operations data for each of the six quarters ended June 30, 1997. This information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments that the Company considers necessary for a fair presentation of the information when read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                     THREE MONTHS ENDED
                                         --------------------------------------------------------------------------
                                          MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,     MARCH 31,   JUNE 30,
                                            1996         1996         1996         1996         1997        1997
                                         -----------  -----------  -----------  -----------  -----------  ---------

                                                           (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA
Revenues
  License..............................   $   1,101    $   4,395    $   2,346    $   5,524    $   1,138   $   3,107
  Services.............................       2,723        3,537        3,620        3,678        4,363       5,062
                                         -----------  -----------  -----------  -----------  -----------  ---------
Total revenues.........................       3,824        7,932        5,966        9,202        5,501       8,169
Cost of revenues
  License..............................         254          834          720        1,127          617         936
  Services.............................       2,414        1,734        2,192        2,616        2,992       3,946
                                         -----------  -----------  -----------  -----------  -----------  ---------
Total cost of revenues.................       2,668        2,568        2,912        3,743        3,609       4,882

Gross margin...........................       1,156        5,364        3,054        5,459        1,892       3,287
Operating expenses
  Sales and marketing..................         489          862          840        1,079          873         860
  Research and development.............       1,120        1,638        1,861        2,325        2,444       2,428
  General and administrative...........         680          903          863        1,781        1,191       1,693
                                         -----------  -----------  -----------  -----------  -----------  ---------
Total operating expenses...............       2,289        3,403        3,564        5,185        4,508       4,981
                                         -----------  -----------  -----------  -----------  -----------  ---------
Income (loss) from operations..........      (1,133)       1,961         (510)         274       (2,616)     (1,694)
Interest expense, net..................          51           29           22           48           15          20
                                         -----------  -----------  -----------  -----------  -----------  ---------
Income (loss) before income taxes......      (1,184)       1,932         (532)         226       (2,631)     (1,714)
Income tax expense (benefit)...........        (812)       1,325         (365)         155           --         277
                                         -----------  -----------  -----------  -----------  -----------  ---------
Net income (loss)......................   $    (372)   $     607    $    (167)   $      71    $  (2,631)  $  (1,991)
                                         -----------  -----------  -----------  -----------  -----------  ---------
                                         -----------  -----------  -----------  -----------  -----------  ---------
PERCENT OF TOTAL REVENUES
Revenues
  License..............................        28.8%        55.4%        39.3%        60.0%        20.7%       38.0%
  Services.............................        71.2         44.6         60.7         40.0         79.3        62.0
                                         -----------  -----------  -----------  -----------  -----------  ---------
Total revenues.........................       100.0        100.0        100.0        100.0        100.0       100.0
Cost of Revenues
  License..............................         6.6         10.5         12.1         12.3         11.2        11.5
  Services.............................        63.2         21.9         36.7         28.4         54.4        48.3
                                         -----------  -----------  -----------  -----------  -----------  ---------
Total cost of revenues.................        69.8         32.4         48.8         40.7         65.6        59.8

Gross margin...........................        30.2         67.6         51.2         59.3         34.4        40.2
Operating expenses
  Sales and marketing..................        12.8         10.9         14.1         11.7         15.9        10.5
  Research and development.............        29.3         20.6         31.2         25.3         44.4        29.7
  General and administrative...........        17.8         11.4         14.5         19.3         21.6        20.7
                                         -----------  -----------  -----------  -----------  -----------  ---------
Total operating expenses...............        59.9         42.9         59.8         56.3         81.9        60.9
                                         -----------  -----------  -----------  -----------  -----------  ---------
Income (loss) from operations..........       (29.7)        24.7         (8.6)         3.0        (47.5)      (20.7)
Interest expense, net..................         1.3          0.4          0.4          0.5          0.3         0.2
                                         -----------  -----------  -----------  -----------  -----------  ---------
Income (loss) before income taxes......       (31.0)        24.3         (9.0)         2.5        (47.8)      (20.9)
Income tax expense (benefit)...........       (21.3)        16.6         (6.2)         1.7          0.0         3.4
                                         -----------  -----------  -----------  -----------  -----------  ---------
Net income (loss)......................        (9.7)%        7.7%        (2.8 )%        0.8%      (47.8 )%     (24.3)%
                                         -----------  -----------  -----------  -----------  -----------  ---------
                                         -----------  -----------  -----------  -----------  -----------  ---------

    The Company has experienced significant fluctuations in its quarterly operating results and anticipates that such fluctuations will continue for the foreseeable future. The Company's revenues in any quarter are typically derived from non-recurring, large license fees and related service fees received from a relatively small number of customers. The Company's most significant customers generally vary from quarter to quarter. The Company expects that sales to a limited number of customers will continue to account for a significant percentage of its revenue in any quarter for the foreseeable future. See "Risk Factors-- Fluctuations in Quarterly Results," "--Dependence on Single Product; Conversion Risk; Dependence on Financial Institution Industry; Customer Concentration" and "Business--Customers." As a result, at the Company's current revenue level, each sale or failure to make a sale can have a material effect on the Company. There can be no assurance that the Company will be able to achieve a level of revenues or rate of growth in any future period commensurate with its level of expenses. The Company's expense levels are based in part on expectations of future revenue levels and demands for its software and services and are fixed to a large extent in the short term. As a result, the Company may be limited in its ability to reduce spending in a quarter to compensate for an unexpected revenue shortfall in such a short-term time period. See "Risk Factors--Fluctuations in Quarterly Results" and "--Possible Volatility of Market Price."

LIQUIDITY AND CAPITAL RESOURCES

    Since January 1, 1994, the Company has satisfied its cash requirements principally through cash flows from operations and borrowings from an investment fund and from an affiliate, Intelligent Systems Corporation ("ISC"). In addition, the Company issued shares of Common Stock to ISC in exchange for the cancellation of certain long-term indebtedness and accrued interest and accounts payable. See "Certain Transactions."

    Net cash provided by operating activities was $0.7 million, $3.4 million and $3.5 million for 1994, 1995 and 1996, respectively, and $2.4 million and $1.2 million for the six months ended June 30, 1996 and 1997, respectively. The $1.2 million decline in net cash provided by operating activities for the six months ended June 30, 1997 as compared to the six months ended June 30, 1996 resulted primarily from a decline of $4.9 million in operating results partially offset by an increase of $3.7 million in deferred revenues. The $2.7 million increase in net cash provided by operating activities for 1995 as compared to 1994 resulted principally from an increase in earnings which included $2.4 million in non-cash amortization of software development costs due principally to the write-off of amounts previously capitalized related to CardPac.

    Net cash used in investing activities was $3.3 million, $2.6 million and $1.8 million for 1994, 1995 and 1996, respectively, and $1.0 million and $1.1 million for the six months ended June 30, 1996 and 1997, respectively. The net cash used in investing activities in all such periods was used principally for capitalized software development costs and purchases of furniture and equipment to support the Company's growing employee base. Net cash provided by financing activities was $0.6 million for 1994 and net cash used in financing activity was $44,000, $0.9 million, $0.2 million and $0.2 million for 1995, 1996 and the six months ended June 30, 1996 and 1997, respectively. In 1994 and 1995, the Company borrowed $1.0 million and $0.4 million, respectively, from ISC. The $0.8 million increase in net cash used in financing activities from 1995 to 1996 resulted from decreased borrowings and from the repayment of $0.4 million of indebtedness to ISC. See "Certain Transactions."

    The Company's capital commitments consist primarily of capital leases and noncancelable operating leases for office space, furnishings and equipment. At December 31, 1996, the Company's commitments under capital leases and noncancelable operating leases with terms in excess of one year totaled $1.8 million, $1.7 million, $1.6 million and $0.6 million for 1997, 1998, 1999 and 2000, respectively. The Company is also committed to pay certain royalties to Household International, Inc. See Note 5 of Notes to Consolidated Financial Statements. Upon the completion of the offering, the Company intends to make a payment to Household from the net proceeds of the sale of shares of Common Stock offered hereby by the Company of $5.1 million less the amount of royalties paid by the Company to Household prior to such settlement payment, in settlement of all current and future obligations to Household pursuant to the agreement providing for such royalty payments.

    The Company has $4.0 million outstanding at September 30, 1997 under a term loan agreement, which matures September 2002, with Sirrom Capital Corporation, the payment of which is secured by the Company's assets, which accrues interest at an annual rate of 13.5%. The principal balance of the loan is due on the maturity date and interest is due monthly in arrears. The Company intends to prepay such principal amount and any accrued interest from the net proceeds of the sale of shares of Common Stock offered hereby by the Company. See "Use of Proceeds." If the loan is not paid within thirty days of the completion of the offering, then the warrant issued to Sirrom Capital Corporation in connection with this loan becomes exercisable for an increasingly higher number of shares of Common Stock until the loan is paid in full.

    As of June 30, 1997, the Company's total liabilities exceeded its total assets by $4.5 million and current liabilities exceeded current assets by $7.7 million. The Company expects to incur a net loss for 1997. See "Risk Factors--History of Operating Losses." The Company intends to use a substantial portion of the net proceeds from the sale of shares of Common Stock offered hereby by the Company for general corporate purposes, including, among other things, working capital. See "Use of Proceeds." Included in the Company's current liabilities was $12.2 million of deferred revenue resulting from customer prepayments of service fees of $6.3 million and customer payments of license fees of $5.9 million. The Company had not recognized such deferred revenue as of June 30, 1997 because certain contingencies to such recognition (including, in one instance, the customer's acceptance of the software) had not occurred. If certain services are not performed and such contingencies are not satisfied, customers may be entitled to, or the Company may be obligated to make, a refund of some or all of such deferred revenue.

    The Company believes the net proceeds of the offering, together with cash flows from operations, will provide sufficient cash to meet the Company's anticipated cash requirements for at least the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board issued a new accounting pronouncement, SFAS No. 128, "Earnings per Share," which will change the current method of computing earnings per share. The new standard requires presentation of "basic earnings per share" and "diluted earnings per share" amounts, as defined. SFAS No. 128 will be effective for the Company's quarter and year ending December 31, 1997, and, upon adoption, all prior-period earnings per share data presented shall be restated to conform with the provisions of the new pronouncement. Application earlier than the Company's quarter ending December 31, 1997 is not permitted. The Company has evaluated the impact of adopting SFAS No. 128 and does not expect restated basic and diluted earnings or loss per share to be reported upon adoption of SFAS No. 128 to differ from amounts reported under existing accounting rules for all periods reported by the Company through June 30, 1997.

BACKLOG

    Backlog, defined as the contract value of executed license and service agreements minus revenue recognized from those contracts, totaled $15.5 million as of June 30, 1997. The June 30, 1997 backlog was comprised of $7.2 million in license fees and $8.3 million in service fees. As of June 30, 1996, the Company's backlog was $6.2 million, comprised of $0.5 million in license fees and $5.7 million in service fees. Backlog of license and service fees is expected to be realized within a period of one year. There can be no assurance that the contracts included in backlog will actually generate the specified revenues or that such revenues will be generated within such one-year period.

                                    BUSINESS

    The Company is the world's leading supplier of software that performs mission-critical credit card transaction processing functions. The Company's current software product, VisionPLUS, is a customizable software system consisting of a range of integrated application modules for processing both bank and retail credit card transactions. VisionPLUS provides the necessary functionality for processing credit card transactions from application processing and transaction authorization requests through billing and collection. The Company licenses its software to banks, finance companies and retailers that process their own credit card transactions as well as to third-party processors that process such transactions for others. The services offered by the Company to its customers include product customization, installation, training, product maintenance and support and ongoing compliance with bank card association (Visa, MasterCard and Europay) standards. As of August 31, 1997, the Company was supporting 101 licensees of VisionPLUS and its other products in 28 countries which, the Company believes, were processing more than 100 million accounts. The Company's customers include leading domestic and international banks, finance companies, retailers and third-party processors such as Citicorp, GE Global Consumer Finance, Electronic Data Systems, Spiegel's, Neiman Marcus, Toronto Dominion Bank, Bank of Nova Scotia, ABN Amro Bank, Household International, Beneficial Finance, The Associates Financial Services and Whirlpool Financial.

    The Company's objective is to leverage its position as the leading supplier of software for processing credit card transactions to further strengthen its market position and to expand into software for other payment transactions and related functions. The Company's strategy to achieve this objective includes maintaining market-leading products, expanding product offerings to broaden customer relationships, aggressively pursuing international markets, developing additional strategic alliances to help generate sales referrals and for joint marketing programs, increasing the use of pricing methods that produce recurring revenues, and developing a new software platform to facilitate the introduction of new products and functions.

INDUSTRY BACKGROUND

    Worldwide spending in 1995 for software for processing credit card transactions was estimated to be $1.2 billion according to the Tower Group. In addition to these software expenditures, $1.9 billion was spent for hardware and $2.5 billion for information technology services, including outsourcing contracts, for a total of $5.6 billion in expenditures in 1995 for credit card processing information technology, which is expected to grow at a compound annual rate of 9% from 1995 through 2000, according to the same source.

    A majority of the spending on software for processing credit card transactions is for software developed "in-house" by credit card issuers and third-party processors who process transactions on behalf of credit card issuers. In 1995, spending for software and related services for credit and debit card transaction processing purchased from "outside" vendors, such as the Company, was estimated by published reports to be $90 million. The Nilson Report estimates that there were approximately 9,100 issuers of MasterCard and Visa credit and debit cards worldwide in 1995.

    Software for processing credit card transactions on the customer side of the transaction typically supports functions like application processing, credit policy implementation, account set-up and maintenance, authorization, customer service and statement rendering. On the merchant side of the transaction functions such as account acquisition, risk management, merchant accounting and settlement, and exceptions and inventory management are supported. This software is essential to the business of the financial institutions and retailers who are the principal issuers of credit cards and for third-party processors. In order to remain competitive and to maintain and expand their customer base, credit card issuers are increasingly offering a variety of interest rate structures, credit limits, fee arrangements, and ancillary features such as co-branding and other promotional programs. These requirements have significantly increased the demands placed on software for processing credit card transactions.

    Credit card transaction processing is conducted by banks and retailers either on systems developed internally or acquired from vendors such as the Company or is provided as a service by third-party processors. The Tower Group estimates that 54% of credit card transactions in the United States are processed by third-parties with the balance being processed in-house. The Company believes that outside of the United States, the majority of processing occurs in-house. Among the factors influencing the decision to utilize the services of a third-processor as opposed to processing in-house are the following:

    - COSTS: Economies of scale are important in the credit card processing business. Therefore, a financial institution or a retailer should have, or plan to have, a sizable portfolio of accounts to warrant the costs of staffing and the infrastructure for in-house processing.

    - CURRENT INFORMATION TECHNOLOGY INFRASTRUCTURE: If its existing system does not adequately support its current credit card business, an issuer may consider outsourcing a reasonable alternative to acquiring the necessary technology. The experience and abilities of the issuer's system support staff may also influence a decision to outsource.

    - CONTROL: Many credit card issuers prefer to ensure their data integrity and service levels by processing in-house. This is particularly true outside of the United States, where most issuers prefer to have complete control over the direction of their credit card business, the data captured in their credit card data bases, and the technology that supports it.

    The volume of credit card transactions now occurring worldwide has been made possible by an electronic transaction processing infrastructure of which software programs such as those offered by the Company are a mission-critical component. Historically, financial institutions and third-party processors have used software developed internally. Today credit card transactions are primarily electronic and require software protocols that can support huge volumes of diverse, complex transactions. Furthermore, the interchange associations (Visa, MasterCard and Europay) update the communications and other interface standards several times a year and require compliance in order to continue interacting with their networks. The complexity of the interchange standards, the frequency of change to them, emerging new requirements (e.g., year 2000 compliance), and the sheer volume of transactions make it increasingly difficult to continue to develop software solutions internally. The trend of moving away from internal development to buying software solutions from outside vendors is already evident with major credit card issuers such as Citibank.

    Software products that serve the credit card processing industry today tend to be:

    - Confined to run on a single platform, in most cases mainframe (e.g. IBM mainframe)

    - Dedicated to a single task (e.g. bank card only, retail card only)

    - Designed to handle common tasks in non-integrated ways (e.g. unable to create reports from multiple modules)

    - Difficult and expensive to maintain and upgrade

    - Difficult and expensive to operate, requiring large amounts of detailed training

    The Company believes that a strong worldwide market opportunity exists, particularly in the non-U.S. markets, for software solutions that address the above issues among credit card issuers and third-party processors.

THE PAYSYS SOLUTION

    The Company offers a single, comprehensive, integrated software solution that can process both bank and retail credit card and consumer loan transactions. Use of the Company's software and services allows the Company's customers to conduct transaction processing activities while avoiding the time, expense and difficulty of developing, maintaining and supporting their own processing software. The Company's approach to addressing the above issues related to providing effective payment transaction processing solutions for the evolving marketplace is as follows:

            ISSUE                     PAYSYS SOLUTION               CUSTOMER BENEFIT
-----------------------------  -----------------------------  -----------------------------

Multiple Platforms             Produce a single-source        Customers have the
                               software product which can     flexibility to run the
                               run equally well on major      software on the best-
                               platforms, from mainframes to  available or most
                               AS/400 to UNIX-based           cost-effective platform.
                               machines.

Lack of Multi-Function         Create an integrated product   Customers can run more of
Software                       suite which can be adapted to  their operations on a single
                               meet increasing processing     system, reducing acquisition,
                               requirements.                  operation and training costs.

Disparate Solutions to Common  Build a new component-based    Customers can reduce a
Tasks                          system that constructs         variety of internal costs,
                               specific solutions (e.g.       enhance reporting flexibility
                               fraud management,              and offer innovative products
                               collections) from a set of     more quickly and with less
                               shared building blocks.        difficulty.

Difficult and Expensive to     Transition to a new software   Customers can reduce costs
Maintain and Upgrade           system that uses               and improve the speed and
                               object-oriented programming    quality with which they can
                               and repository technology.     respond to new market
                                                              conditions.

Difficult and Expensive to     Develop a software system      Customers can operate their
Operate                        that embodies workflow and     software with fewer people
                               process automation and         who can perform multiple
                               provides a common user         functions with less training
                               interface.                     and produce more consistent,
                                                              higher quality results.

STRATEGY

    The Company's objective is to leverage its position as the leading supplier of software for processing credit card transactions to further strengthen its market position and to expand into software for other payment transactions and related functions. The Company's strategy to achieve this objective includes the following key elements:

    - MAINTAIN PRODUCT LEADERSHIP -- The Company's depth of knowledge and ongoing development efforts responsive to the requirements of the bank and retail credit card markets have enabled it to develop market-leading products. This expertise has also resulted in the development of VisionPLUS, which the Company believes is rapidly becoming the leading solution for processing both bank and retail credit card transactions. The Company intends to continue its efforts to increase its depth of knowledge of credit card transaction processing and to reflect that knowledge in product enhancements and to leverage such knowledge to develop software for other types of financial transactions.

    - EXPAND PRODUCT OFFERINGS TO BROADEN CUSTOMER RELATIONSHIPS -- The Company intends to continually expand its product and service offerings to its existing and prospective customers. Currently, the Company is developing three new application modules to complement and extend the functionality of VisionPLUS. These new modules, data warehousing, fraud management and universal message processor, are being designed to provide a significant benefit over similar products offered by other software vendors and systems developed internally by users.

    - AGGRESSIVELY PURSUE INTERNATIONAL MARKETS -- As a result of continuing expansion of credit card use, the international financial transaction processing market is growing rapidly. Therefore, the Company intends to expand its international marketing efforts in Europe, Asia and South America, through additional direct sales personnel, sales agents, and alliance partners.

    - FURTHER DEVELOP STRATEGIC RELATIONSHIPS -- The Company has established strategic relationships for the purpose of generating sales referral and joint marketing opportunities, obtaining hardware software certification from appropriate hardware vendors and for specific software development projects. The Company currently has relationships with Hewlett-Packard Company, Sun Microsystems, Inc., Fair, Isaac and Company, Incorporated and Alltel Information Services, Inc. The Company intends to maintain and expand its existing relationships and to develop new ones.

    - INCREASE RECURRING REVENUES -- In order to make its revenues more predictable, the Company has begun to pursue strategies to increase the percentage of revenues represented by recurring fees (as opposed to one-time large license fees). Recently, the Company has begun to license its software to third-party processors on a monthly usage fee basis and, to date, there are five agreements structured in this fashion. In addition, the Company has begun charging annual fees for providing bank card association compliance services for its customers separately from maintenance and support fees.

    - DEVELOP NEW APPLICATIONS THROUGH NEW SOFTWARE SYSTEM -- The Company believes that its competitive position in current and future markets will be enhanced by the use of object oriented technology to facilitate rapid development, implementation and customization of its software products to meet customer demands. The Company is developing a new software system designed to allow the development of payment transaction applications utilizing a common body of code (a transaction engine) and a set of business object components without requiring substantial additional code for each application. The new universal message processor and fraud management modules currently being developed by the Company are being developed using this software system and the data warehouse module now under development incorporates portions of such system.

PRODUCTS

    The Company's current product is VisionPLUS, which is used for processing both bank and retail credit card transactions. The Company's earlier products were CardPac, for processing bank credit card transactions, and Vision21 for processing retail credit card transactions.

    CARDPAC. The Company believes that its original product, CardPac, which was introduced in 1983, is currently the most widely-used product worldwide for processing bank credit card transactions. The Company has licensed CardPac to customers in North and South America, and it sold to The SEMA Group, S.A. the right to license CardPac in Western Europe and certain areas in Asia. In 1995, the Company discontinued granting new licenses for CardPac and it intends to discontinue the provision of maintenance and support for CardPac after 1998. As of August 31, 1997, the Company was continuing to support 35 customers using CardPac. The Company is offering its current CardPac users incentives to encourage them to purchase VisionPLUS for their processing activities. Through August 31, 1997, 19 CardPac users (including the ten largest users based on account volume at the time that VisionPLUS was introduced) have migrated or agreed to migrate to VisionPLUS.

    VISION21. The Company believes that its Vision21 product, which was introduced in 1987, is currently the most widely-used product worldwide for processing retail credit card transactions. In 1995, the Company discontinued granting new licenses for Vision21. The Company intends to discontinue maintenance and support of Vision21 upon distribution of the next release of VisionPLUS in 1998. Vision21 licensees who are receiving maintenance and support from the Company will be entitled to receive, for no additional license fee, those modules of the next release of VisionPLUS affording equivalent functionality to that of the customer's current Vision21 software. As of August 31, 1997, the Company was continuing to support 20 customers using Vision21. Through August 31, 1997, 13 Vision21 customers had migrated or agreed to migrate to VisionPLUS.

    VISIONPLUS. The Company's current product, VisionPLUS, combines the functionality of CardPac and Vision21 for processing both retail credit card and bank credit card transactions, including transactions generated by co-branded bank credit cards offering features and benefits similar to those offered by retail credit cards. As of August 31, 1997, the Company had licensed VisionPLUS to 45 customers, eight of which were using the product in live production.

    The complete VisionPLUS product consists of the following modules:

            MODULE                            FUNCTION
------------------------------  -------------------------------------
Credit Decision Management      New account processing
Credit Management System        Account financial transactions and
                                billing
Account Service Management      Customer service
Financial Authorization         Transaction authorizations
Services
Collection, Tracking and        Collection of delinquent accounts
Analysis
Interchange Tracking System     Dispute handling
Transaction Management System   Transaction formatting and mapping
("TRAMS")
Merchant Banking System         Acquisition of transactions from
                                merchants honoring credit cards

    In addition, VisionPLUS includes four interface suites providing interfaces to certain third-party products that provide risk management, credit bureau access, statement formatting and autodial equipment access functions.

    The modular structure of VisionPLUS facilitates upgrading by existing customers without replacement of the entire system. The Company expects to continually upgrade the VisionPLUS system, and presently three new modules, data warehousing, fraud management, and universal message processor, are under development. See "-- Product Development."

    The current VisionPLUS modules are written in COBOL. VisionPLUS operates in IBM mainframe MVS and VSE environments; however, the Company is developing versions of the product for operation in IBM AS/400 and the Hewlett-Packard and Sun Microsystems UNIX operating environments. In August 1997, the Company installed its first AS/400 version and its first Sun Microsytems UNIX version of VisionPLUS at beta test sites. The Hewlett-Packard version of VisionPLUS is expected to be generally available in mid-1998.

    License fees for VisionPLUS are based upon the product modules and interface suites included in the system delivered and the number of accounts that the customer maintains with the product. Each module is separately priced. Generally, additional license fees are due as the number of accounts processed using the software crosses certain tiers. The Company does not charge its customers for maintenance services during the initial agreed-upon warranty period, which is generally one year. The list initial license fee for a license of VisionPLUS, including each of the currently available modules and interface suites, ranges from $800,000 for an installation processing up to 100,000 accounts to $4,000,000 for an installation processing up to 20 million accounts. While the Company has licensed certain of its modules on an individual basis, generally a license is for a complete system, including five or more modules.

SERVICES

    To provide its customers with the benefit of the Company's in-depth knowledge of credit card transaction processing and the credit card industry, the Company provides services in connection with the customization, installation, use and maintenance of the Company's software. The services provided by the Company are:


CUSTOMIZATION     In connection with installation, customers generally require adaptations of the Company's software to integrate it with other software used by those customers or to add additional features. The Company also offers consulting that involves an analysis of customers' existing systems and requirements and the determination of the extent and nature of required or desirable customizations. The extent to which a particular customer utilizes customization services varies according to the needs of the customer.

INSTALLATION      The Company offers assistance with the installation of the software, which generally involves project management, on-site installation services, assistance with conversion from existing systems and assistance with testing and quality assurance.

TRAINING          The Company provides training services, both at its offices and at customer sites, including the provision of trainers, training materials, test systems and various other forms of educational support to customer employees.

MAINTENANCE AND   The Company offers maintenance and support services for each of its
SUPPORT           installed products, although the Company intends to discontinue maintenance and support for CardPac and Vision21 after 1998. Support is provided by means of a telephone service center through which the Company provides response to problem reports, as well as various forms of training assistance. Maintenance services also include periodic enhancements and upgrades to licensed products. The Company currently provides maintenance and support services from its Maitland, Florida and Dublin, Ireland offices. The Company is in the process of establishing maintenance and support facilities in Melbourne, Australia and Singapore.

COMPLIANCE        The provision of compliance services is unique to the bank credit card industry. These services consist of periodic upgrades to the Company's software to maintain compliance with interchange association (Visa,
                  MasterCard and Europay) standards. The standards are revised several times each year, differ among major associations and may differ on a regional basis within a given association. Substantially all the Company's customers involved in processing bank credit cards purchase compliance services.

    After the expiration of an agreed-upon initial warranty period, which is generally one year, the Company typically charges an annual fee for maintenance services equal to a percentage of the license fee, and, with respect to VisionPLUS, a separate annual fee for compliance services. The Company generally seeks to obtain a three-to-five year commitment from the customer for such maintenance and support and compliance services. After this three-to-five year period, such services are provided, at the request of the customer, on a year-to-year basis. With regard to professional services, customers may purchase such services in hourly blocks or on a per hour basis.

PRODUCT DEVELOPMENT

    The Company's product development efforts are focused on completion of the Hewlett-Packard and Sun Microsystems UNIX versions of VisionPLUS, the next release of VisionPLUS, new application modules for VisionPLUS consisting of data warehouse, fraud management and universal message processor, and a new software platform for use in developing future products. Product development is conducted by the Company's software development and customer support staff. As of August 31, 1997, the Company's software development and customer support staff consisted of 249 full-time employees and 64 independent contractors. The Company's total product development expenditures were $1.6 million, $2.1 million and $6.9 million in 1994, 1995 and 1996, respectively and $2.8 million and $4.9 million for the six months ended June 30, 1996 and 1997, respectively.

    In August 1997, the Company installed at two customer sites for beta testing versions of VisionPLUS for operation on the Sun Microsystems UNIX and the IBM AS/400 platforms. The Company believes that these versions of VisionPLUS will be generally available in 1998. The Company is continuing the development of a version of this product for operation in the Hewlett-Packard UNIX environment.

    A release of VisionPLUS is being developed to provide enhanced functionality, including certain additional international capabilities. This release is currently scheduled for delivery in mid-1998.

    The three application modules currently under development are:

        DATA WAREHOUSE MODULE. The data warehouse module is being designed to permit a customer to extract customer and account data from VisionPLUS, normalize and manipulate the data to the customer's individual needs and facilitate portfolio and demographic analysis and reporting. The module is being designed to enable customers to perform data mining, scheduled reporting and ad hoc queries utilizing relational database technology and data manipulation facilities. This module has not been installed for beta testing, but general release is currently scheduled for early 1998.

        FRAUD MANAGEMENT MODULE. In cooperation with Fair, Isaac and Company, Incorporated, the Company is developing a fraud management module for VisionPLUS, which includes interface software to support operation with Fair, Isaac's fraud detection software. This module is being designed to support automated workflow case management to allow users to monitor and manage suspicious and fraudulent activity and to provide configurable routing schemes, dynamic queuing, and management reporting delivered on a scalable, flexible operating platform. This module has not been installed for beta testing, but general release is currently scheduled for early 1998.

        UNIVERSAL MESSAGE PROCESSOR MODULE. The Company is in an early stage of developing a module for transaction mapping and formatting to replace the VisionPLUS TRAMS module which the Company markets pursuant to a license agreement with a third party that requires the payment of royalties. This new module is being designed to provide high-volume, real-time processing for financial and non-financial data.

    The three new modules under development share a common set of components and core modules, which are being designed to meet the goals of the Company's product strategy. This approach is intended to enable new modules to run on all currently supported platforms with the addition of Windows NT. A major objective of the new system is to enable customers to enjoy the benefits of modern computing elements (GUI, Web, DBMS, etc.), while avoiding technical obsolescence. The system under development is being designed with the intention of incorporating the following structural components:


DBB ENGINE               New modules under development are being built using a software
                         "engine" that the Company calls dbb. Dbb will provide services to applications while they run, which will allow applications to benefit from advanced workflow process automation and the
                         up-to-date versions of database management systems, networked parallel computers, graphical user interfaces, etc., without having to be re-written specifically for those systems. Dbb will enable an application to be delivered for a small, inexpensive computer running Windows NT and, with changes in configuration parameters, it will run the same application on a large,
                         distributed network of powerful machines serving thousands of directly connected users, or millions of users via the Internet.

COMMON APPLICATION       All the new modules will be based on common application components
COMPONENTS               ("CAC"). CAC's are collections of object components built using the dbb engine. Each will define functionality that is required by more than one application. Any one or more components will not by themselves constitute a complete application. Examples are interchange message definitions, account management, work
                         management, etc. The use of CAC's will enable applications to cross normal departmental boundaries, enhancing quality and uniformity while reducing costs. Enhancements made to dbb or to
                         CAC's benefit all dbb applications.

DBB APPLICATIONS         Dbb applications will be complete, useable applications defined by dbb entries, optionally also incorporating one or more CAC's or custom code written in a standard computer language such as C++.
                         Examples are authorization processing, new application processing, fraud detection and resolution, etc. Dbb applications can support large numbers of users and large transaction volumes with
                         collections of inexpensive computers. They are less expensive to purchase and install, less expensive to upgrade, easier to change, and more efficient to operate than systems built using other technology.

    Because of the complexity of credit card processing software in general and the difficulty of accurately predicting the effort required to accomplish the Company's product development objectives, the Company's product versions for new hardware platforms, new release and new module development efforts are subject to significant technical risk. Furthermore, complex software products such as those currently being developed by the Company may be subject to delays, undetected errors or compatibility problems upon their introduction or thereafter. There can be no assurance that the Company will not encounter difficulties in the completion of versions of VisionPLUS for operation in environments other than mainframes, development of the next release of VisionPLUS or the development of new software modules. These difficulties could delay or prevent the successful and timely development, introduction and marketing of these planned products. Moreover, even if such planned products are developed and introduced, there can be no assurance that there will be a significant market for such products or that the products will achieve any significant degree of market acceptance. Failure to release these planned products on a timely basis or failure of these products, when released, to achieve significant market acceptance would have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk Factors--Technological Change; Evolving Industry Standards; Dependence on New Products" and "--Application of Products to New Platforms."

    Several software programs incorporated, or to be incorporated, in the Company's products are owned by third parties and licensed to the Company. Currently, the Company markets TRAMS, the transaction mapping and formatting module of VisionPLUS, pursuant to a worldwide non-exclusive license from CCN, Inc. Pursuant to licenses with suppliers, the Company will incorporate third-party software programs into its AS/400 and Sun Microsystems and Hewlett-Packard UNIX versions of VisionPLUS that will enable the Company's software to function in those environments. The data warehouse module now under development will incorporate certain credit scoring and mapping software programs pursuant to value-added reseller agreements with the owners of such programs. In the future, the Company may license or acquire other such products or products that expand or improve the functionality of the Company's existing or future products. If one or more of these current or future third-party vendors were to terminate its relationship with the Company or to materially increase the cost to the Company of its products, or if a material problem were to arise in connection with any of the software products licensed from such third-party, the Company would be required to license an alternative product from another third-party or attempt to develop a replacement for the function of the licensed software. The failure of the Company to obtain or develop such alternative products on a timely basis and at reasonable cost would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence Upon Third Party Relationships and Certain Licenses."

CUSTOMERS

    As of August 31, 1997, the Company was supporting 67 customers using its products in live production in 28 countries and had 34 customers in the process of implementing the Company's software for use in live production. Customers consist principally of banks, finance companies and retailers that process their own credit card transactions and third-party processors that process transactions on behalf of their financial customers. The following table describes the Company's customers by category and the typical use of the Company's products by customers in each category, and identifies certain current licensees of the Company's software in each category.

          TYPE OF CUSTOMER                   EXAMPLES OF LICENSEES                      TYPICAL USE
------------------------------------  ------------------------------------  ------------------------------------

Banks                                 Toronto Dominion                      Issuing bank credit cards and
                                      ABN Amro                              servicing merchants that wish to
                                      SouthTrust                            accept credit card charges
                                      Banco Santander

Finance Companies                     GE Global Consumer Finance            Issuing bank credit cards and
                                      Household International               private label credit cards in
                                      The Associates                        support of their general lending
                                      Whirlpool Financial                   programs
                                      Canadian Tire and Acceptance
                                      Beneficial Finance

Retailers                             Spiegel's                             Issuing retail credit cards to
                                      Talbots                               promote customer loyalty and
                                      Hudson's Bay                          merchandise sales through creative
                                      Carson Pirie Scott                    credit plans
                                      Neiman Marcus

Third-Party Processors                Electronic Data Systems               Processing various aspects of card
                                      Unnisa                                programs that bank and retail
                                                                            issuers elect not to process
                                                                            in-house

    In 1996, license, services and maintenance fees paid by Beneficial Finance accounted for 11% of the Company's revenues. In 1995, such fees paid to the Company by Household International and The Associates accounted for 15% and 13%, respectively, of the Company's revenues. In 1994, such fees paid to the Company by Bell Atlantic Network Services and The Associates accounted for 9% and 16%, respectively, of the Company's revenues. Generally, the customers contributing most significantly to the Company's revenues vary from year to year. Nevertheless, the Company believes that the loss of any principal customer could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's five largest customers during the first six months of 1997, ABN Amro Bank, Edgar's, Alphacard, Hudson's Bay and Neiman Marcus, accounted for 31% of the Company's revenues.

COMPETITION

    The market for credit card transaction processing solutions is highly competitive. The Company competes with a number of other providers of credit card transaction processing software and services, with in-house software development by potential customers, and with third-party processors that process credit card transactions for retailers, banks and finance companies. The Company believes that the principal competitive factors in the market for credit card transaction processing solutions are (i) provision of a modifiable, high capacity reliable system, (ii) an established presence in the industry, (iii) price and potential cost savings, and (iv) control of the process by the issuer.

    Processing of credit card transactions is either handled in-house by the card issuer or is outsourced to a third-party processor. In marketing its products and services, the Company competes with other vendors of software solutions and with third-party processors.

    The Company's principal competitors offering software in the industry include Computer Sciences Corporation (Hogan Systems) and FBS Software, a wholly-owned subsidiary of Equifax, Inc. Both Computer Sciences Corporation and FBS offer bank credit card processing products. In Western Europe and certain areas in Asia, the Company competes with The SEMA Group, S.A., one of the Company's licensees of CardPac software, which markets and supports versions of CardPac modified for use in Europe and Asia. In addition, there are a number of other companies that offer products with credit card transaction processing applications.

    In marketing its software, the Company also competes with companies that offer third-party processing services. To the extent that such third-party processors do not use the Company's software in their operations, they compete for the same business as the Company by offering an alternative to current and potential customers that the Company does not currently offer. Outside processors offering service alternatives to the Company's products include First Data Corporation, Total Systems Services, Inc., Electronic Data Systems Corporation and a number of others. The Company also competes against in-house development by a potential customer of its own software solution. The Company also faces competition from vendors of specialized software that addresses only the functions desired by certain customers. There are many vendors of such applications.

    Many of the Company's current and potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than the Company. Accordingly, it is possible that new or existing competitors may emerge and rapidly acquire significant market share. If this were to occur, it would have a material adverse effect on the Company's business, financial condition and results of operations.

    As the Company offers new products in the future, it expects that, in addition to its current competitors, it will face competition from additional competitors. See "Risk Factors--Competition."

ALLIANCES

    The Company seeks alliances with other vendors of software, hardware or services to the credit card industry. Such alliances may take various forms, from coordinated marketing efforts to cooperation with respect to product development and cross marketing of products by the Company and its alliance partner. The Company currently maintains alliances with the following:

        SUN MICROSYSTEMS, INC. AND HEWLETT-PACKARD COMPANY. The Company has entered into independent software vendor agreements with Sun Microsystems and Hewlett-Packard, which provide for working relationships in supporting VisionPLUS on the computing platforms of these vendors, as well as some cooperative marketing and lead generation efforts from time to time. The Company is in the process of porting of VisionPLUS to both the Sun and Hewlett-Packard UNIX platforms. See "-- Product Development."

        FAIR, ISAAC AND COMPANY, INCORPORATED. Fair, Isaac is the leading provider of risk management software for the financial services industry. VisionPLUS integrates with Fair, Isaac's credit scoring and bureau access software and the Company maintains the interface between these products to ensure that VisionPLUS remains compatible with new releases of these products. Additionally, Fair, Isaac has funded a portion of the cost of developing a fraud management module for VisionPLUS plus an interface designed to permit the module to communicate with Fair, Isaac's fraud detection product. The Company and Fair, Isaac have agreed to share in the ownership of and revenues from the sale of the fraud management module and the interface software which will be marketed by both companies.

        ALLTEL FINANCIAL SERVICES. Alltel is a leading provider of core banking application software and processing services to banks worldwide. The Company and Alltel have entered into a cooperative marketing agreement to provide each other with leads and sales referrals.

    The Company believes that alliances such as these are necessary to support its growth and industry penetration plans. The Company intends to seek additional such alliances as appropriate alliance partners are identified, but there can be no assurance that the Company will be successful in consummating any of such alliances or, if any such alliances are consummated, that they or any existing alliances will be successful in supporting the Company's growth.

SALES AND MARKETING

    At August 31, 1997, the Company's sales and marketing organization consisted of 69 persons. Historically, the Company has licensed its software through its direct sales force. However, the Company is in the process of negotiating agreements with potential sales agents in Southeast Asia for the marketing and sale of its software and services and has entered into several memoranda of agreement with such agents that provide that such agents will license the Company's software and pay the Company royalties equal to a percentage of the sublicense fees received by the agent from their sales of the Company's software. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview" and "Risk Factors--International Sales."

    For 1994, 1995, 1996 and the first six months of 1997, export sales represented approximately 6%, 39%, 33% and 59% of the Company's revenues, respectively. See Note 8 of Notes to Consolidated Financial Statements for certain financial information concerning the Company's export sales in 1994, 1995 and 1996 and the first six months of 1997.

    The sales cycle begins with the generation of a sales lead or the receipt of a request for proposal from a prospect. After the lead is qualified, the Company typically makes a presentation to the buying group, executes a mutual confidentiality agreement, determines the customer's operating environment, prepares and presents a sales proposal, conducts one or more presentations/demonstrations, and, if successful, negotiates a contract and obtains a commitment from the customer. While the sales cycle varies substantially from customer to customer, it is typically six to twelve months in duration.

PROPRIETARY RIGHTS

    The Company believes that because of the rapid pace of technological change in the credit card and software industries, legal protections for its products are less important to the Company's success than are the knowledge, ability and experience of the Company's employees and the timeliness and quality of support services provided by the Company. Nonetheless, the Company regards its software technology as proprietary and attempts to protect it with a combination of copyright and trade secret laws, non-disclosure agreements with employees, consultants, systems integrators and prospective customers, licensing agreements and other methods of protection. The Company holds no patents on its software technology. The Company has filed applications to register its marks, PaySys and VisionPLUS, in the United States and may apply to register those marks in other jurisdictions or other marks in the future, but there can be no assurance that it will be able to secure significant trademark or service mark protection for any mark in any jurisdiction. It may be possible for unauthorized third parties to copy portions of the Company's products, to reverse engineer the Company's products, to acquire the Company's know-how regarding the financial transaction processing industry or software technology or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights, software technology, know-how or information will be adequate or that the Company's competitors will not independently develop similar technology or know-how. The Company's competitive position may be adversely affected by its inability to protect its proprietary rights, software technology, know-how or information.

    Enforcement of the Company's proprietary rights may be difficult. The laws of some countries where the Company's software is or may be used may afford the Company little or no effective protection of its intellectual property. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable under the laws of the jurisdictions in which the software is used. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on the Company's business, financial condition and results of operations.

    Although the Company believes that its products do not infringe the proprietary rights of third parties, there can be no assurance that infringement claims will not be asserted against the Company. Any infringement claims, with or without merit, could be time-consuming to defend, could result in costly litigation, could divert management's attention and resources or could require the Company to enter into royalty or license agreements. There can be no assurance that such licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any such claims could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Proprietary Technology; Risk of Infringement Claims."

EMPLOYEES

    As of August 31, 1997, the Company employed 345 persons, including 249 in software development and customer support, 69 in sales and marketing and 27 in management, administration and finance. Of the total employees, 330 are employed in the United States (278 in Maitland, Florida, 45 in Atlanta, Georgia, and 7 in Westerville, Ohio) and 15 outside of the United States. In addition, the Company at that date had 68 independent contractors, most of whom were engaged in product development. None of the Company's employees is represented by a labor union. The Company has never experienced a work stoppage, and believes that its employee relations are good.

    The Company's success depends to a significant extent upon the continued service of members of its senior management and other key research, development, sales and marketing personnel. Accordingly, any loss of members of its senior management or key research, development, sales and marketing personnel could have a material adverse effect on the Company's business, financial condition and results of operations. None of the Company's employees is subject to an employment agreement with the Company. The Company believes that its future success will depend upon its ability to attract, train, motivate and retain highly skilled managerial, research, development sales and marketing personnel, for whom the competition is intense. In addition, competitors may attempt to recruit the Company's key employees. There can be no assurance that the Company will be successful in attracting, training, motivating and retaining such personnel, and any failure in this regard could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Key Employees; Need for Qualified Employees."

PROPERTIES

    The Company's current sales, administrative, development and service offices are as follows:

        LOCATION           LEASE/OWN   SQUARE FT.                      PURPOSE
------------------------  -----------  -----------  ---------------------------------------------
Maitland, Florida              Lease       61,659   Sales/Service/Development/Headquarters
Norcross, Georgia              Lease       25,000   Development/Service
Melbourne, Australia           Lease        3,000   Sales/Service
Westerville, Ohio              Lease        2,264   Development
Singapore                      Lease        1,938   Sales/Service
Dublin, Ireland                Lease        1,800   Sales/Service

    The Company's corporate headquarters are located in Maitland, Florida, in a leased facility occupied under a lease expiring June 30, 2002. The Company believes its existing facilities and offices and additional space available to it are adequate to meet its requirements through 1998, but, if necessary, additional or alternative space will be available on commercially reasonable terms.

LEGAL PROCEEDINGS

    The Company is not a party to any legal proceeding that it believes would have a material adverse effect on its business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The directors and executive officers of the Company and their ages as of September 30, 1997 are as follows:

NAME                                                   AGE      POSITION
-------------------------------------------------  -----------  -------------------------------------------------

Stephen B. Grubb.................................          52   President, Chief Executive Officer, Chairman of
                                                                  the Board
David B. Black...................................          47   Chief Technology Officer
William J. Pearson...............................          50   Chief Financial Officer, Senior Vice President,
                                                                  Administration, Treasurer and Secretary
Carl E. Caruso...................................          44   Executive Vice President, Operations
Daniel F. Cone...................................          35   Senior Vice President, Sales
Daniel P. Stavros................................          46   Senior Vice President, Development
Mark A. Thompson.................................          45   Senior Vice President, Business Development
Daniel M. DiDomenico.............................          42   Senior Vice President, Customer Services
Rosalind L. Fisher...............................          50   Director
Patricia M. Helbig...............................          48   Director
J. Leland Strange................................          56   Director and Vice Chairman

    STEPHEN B. GRUBB has served as Chief Executive Officer and President of the Company since April 1994, as a director of the Company since 1987 and as Chairman of the Board of Directors since August 1993. Mr. Grubb has served as a managing director of Grubb & Williams, Ltd. and GW Investments, Ltd., both venture capital firms, since 1987. Mr. Grubb holds a B.A. from The Citadel, an M.B.A. from Emory University and a J.D. from the University of South Carolina.

    DAVID B. BLACK has served as the Company's Chief Technology Officer since March 1996. Mr. Black is also the sole principal of Mentis Research, Inc., a technology consulting firm that he founded in August 1992. Through Mentis Research, Inc., Mr. Black served as a consultant to the Company from October 1993 to March 1996. Mr. Black, through Mentis Research, Inc., has also served as a technology consultant to Oak Investment Partners, a venture capital firm, since March 1992. Mr. Black holds an A.B. from Harvard University.

    WILLIAM J. PEARSON has served as the Company's Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary since June 1997. From May 1995 to June 1997, Mr. Pearson was a principal of Chancellor Management, an investment banking and consulting services firm. From 1989 to April 1995, Mr. Pearson served as President of Air Quality Sciences, Inc., an indoor air quality firm co-founded by him. From 1986 to 1989, Mr. Pearson was a private investor. Mr. Pearson served as the Chief Financial Officer of VideoStar Connections, Inc., a satellite communications company, from 1982 to 1986, and as an investment banker with Lehman Brothers, Inc. from 1977 to 1982. Mr. Pearson holds a B.S. from the University of Kentucky and a M.B.A. from the Harvard University Graduate School of Business.

    CARL E. CARUSO has served as the Company's Executive Vice President, Operations since September 1997. From March 1995 to August 1997, Mr. Caruso served as Development Director of the Application Solution Division of Sybase, Inc., a software development company. From December 1992 to February 1995, Mr. Caruso served as Development Director of Dun & Bradstreet Software. Mr. Caruso served as Marketing Manager of Digital Equipment Corporation from 1987 to November 1992. Mr. Caruso holds a B.S. from the University of Massachusetts at Lowell.

    DANIEL F. CONE has served as the Company's Senior Vice President, Sales since July 1994. Mr. Cone joined the Company in January 1987 as a sales representative and served in various sales management capacities from such date to June 1994. Mr. Cone holds a B.A. from Florida State University.

    DANIEL P. STAVROS has served as the Company's Senior Vice President, Development since June 1997. Mr. Stavros joined the Company in June 1994 upon the Company's acquisition of the assets of TranSys Corporation, a company owned by Mr. Stavros and his wife (see "Certain Transactions"), and served as the Company's Senior Vice President of International Operations/CIO from such date to May 1997. From December 1992 to May 1994, Mr. Stavros served as President of TranSys Corporation and from 1989 to November 1992, Mr. Stavros served as President of CNN Management Systems, Inc. See "Certain Transactions." Mr. Stavros holds a B.B.A. from Bradley University and a Masters in Accounting and Finance from Northwestern University.

    MARK A. THOMPSON has served as the Company's Senior Vice President, Business Development since May 1997. From August 1993 to May 1997, Mr. Thompson served as a Regional Vice President for Product Marketing of Computer Sciences Corporation, a supplier of core banking software. From 1982 to June 1993, Mr. Thompson was employed by BankOne Texas Holding Co., Inc., a commercial bank, and served in various capacities, including as a Senior Vice President from 1985 to June 1993. Mr. Thompson holds a B.B.A. from the University of Texas at Arlington.

    DANIEL M. DIDOMENICO has served as the Company's Senior Vice President, Customer Service since June 1997. From December 1996 to May 1997, Mr. DiDomenico served as the Company's Director of Customer Service. During October and November, 1996, Mr. DiDomenico served as a consultant for Technical Aid Corporation, an employee placement firm in the engineering and data processing industries. From September 1992 to September 1996, Mr. DiDomenico served as Customer Relations Manager for the petroleum software division of Electronic Data Systems, and as such was responsible for customer support, implementation and training. Mr. DiDomenico holds a B.S. from St. John Fisher College and an M.B.A. from Nova Southeastern University.

    ROSALIND L. FISHER has served as a director of the Company since September 1997. Ms. Fisher is presently a private investor and was employed by Visa U.S.A., Inc. and Visa International, Inc. from 1981 to September 1997 and served in various capacities, including as Executive Vice President of Visa U.S.A., Inc., from 1989 to September 1997, in which capacity she was responsible for the delivery of system-based services for Visa members in the United States. From March 1992 to December 1995, Ms. Fisher also served as President of Merchant Bank Services, a subsidiary of Visa U.S.A., Inc., that provided processing services to Visa members' merchant customers. From January 1996 to March 1997, Ms. Fisher served on the board of directors of Vital Processing Services LLC, a privately-held joint venture owned by Visa U.S.A., Inc. and Total System Services, Inc. Ms. Fisher holds a B.A. from Smith College.

    PATRICIA M. HELBIG has served as a director of the Company since September 1997. Ms. Helbig has served as the managing partner of Briarleigh Partners, a consulting firm focused on strategic, marketing and organizational planning since April 1997. From 1983 to September 1996, Ms. Helbig was employed by American Express Company, Inc. and served in various capacities, including as the Senior Vice President and General Manager of its Retail Industry/Merchant Division from 1991 to September 1996, in which capacity she was responsible for, among other things, marketing, sales and relationship development activities with regard to the American Express credit card. Ms. Helbig holds a B.S. from New York University and a M.B.A. from the University of Chicago.

    J. LELAND STRANGE has served as a director of the Company since August 1993 and as Vice Chairman of the Board of Directors since August 1996. Mr. Strange has served as President of Intelligent Systems Corporation ("ISC") since 1982 and as its Chairman in 1985. ISC is a publicly-held company with various operations and investments in technology and healthcare-related companies. Mr. Strange also serves on the boards of directors of IQ Software Corporation and Healthdyne Technologies, Inc., as well as several privately-held companies. Mr. Strange holds a B.S. from Georgia Institute of Technology and an M.B.A. from Georgia State University.

    The Company's Bylaws provide that the number of the Company's directors shall be between five and nine and that the Board of Directors has the authority to determine the number of directors and to fill vacancies on the Board of Directors. The number of directors is presently fixed at five. The Company presently has four directors and one vacancy on the Board of Directors. The Board of Directors intends to fill the existing vacancy with a person who is not an employee of the Company as soon as practicable following the completion of the offering. The directors of the Company are divided into three classes, as nearly equal in number as possible, serving staggered terms of three years each. Ms. Helbig serves in the class whose term expires in 1998, Mr. Grubb and Mr. Strange both serve in the class whose term expires in 1999 and Ms. Fisher serves in the class whose term expires in 2000. There is one vacancy in the class whose term expires in 1998. Upon the expiration of the term of a class of directors, directors within such class are elected for a three-year term at the annual meeting of shareholders in the year in which such term expires.

    The Board of Directors intends to establish an Audit Committee and a Compensation and Stock Option Committee upon the completion of the offering or as soon thereafter as is practicable. The Audit Committee will be responsible for recommending to the Board of Directors the appointment of independent auditors, reviewing with the auditors the plans and results of the audit engagement, approving professional services provided by the auditors, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of the Company's internal accounting controls. The Compensation and Stock Option Committee will be responsible for reviewing the performance of all executive officers, determining all compensation for such officers and administering the Company's 1995 Stock Incentive Plan and 1997 Stock Incentive Plan. The Company's Amended and Restated Bylaws provide that at least two members of each of the Audit Committee and the Compensation and Stock Option Committee shall be persons who are not officers or employees of the Company and who do not have a relationship with the Company that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment. The Board of Directors may from time to time establish such other committees as circumstances warrant. Such committees will have such authority and responsibility as is delegated by the Board of Directors.

    Executive officers of the Company are appointed by and serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Florida law, including circumstances in which indemnification is otherwise discretionary under Florida law. See "Description of Capital Stock." At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

    Under the Florida Business Corporations Act, a director is not personally liable for monetary damages to the Company or any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances such as certain violations of criminal law and transactions in which the director derived an improper personal benefit. As a result, shareholders may be unable to recover monetary damages against directors for actions that directors take which constitute negligence or gross negligence or which are in violation of the fiduciary duties of the directors, although injunctive or other equitable relief may be available to shareholders.

    The Company currently intends to obtain insurance covering its executive officers and directors for claims against them for wrongful acts including those for which the Company may be required to indemnify them.

COMPENSATION OF DIRECTORS

    Prior to the completion of the offering, no director of the Company has received any compensation for serving in such capacity. Following the completion of the offering, the Company's Board of Directors intends to begin paying each director who is not an employee of the Company a quarterly payment of $2,000 and fees of $1,000 and $500 for each meeting of the Board of Directors and committee thereof, respectively, attended in person. Directors are reimbursed for their out-of-pocket expenses incurred in connection with their service on the Board of Directors. In addition, the Company has agreed to grant an option to purchase 12,000 shares of Common Stock to each of Ms. Fisher, Ms. Helbig and Mr. Strange. Each such option will be granted upon the completion of the offering, will become exercisable in three equal annual increments commencing on the first anniversary of the date of grant and will have an exercise price equal to the initial public offering price of the Common Stock. Following the completion of the offering, directors may receive additional discretionary grants of options to purchase shares of Common Stock under the Company's 1997 Stock Incentive Plan. See "--Stock Incentive Plans."

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION

    The following table sets forth certain information regarding the annual compensation for services in all capacities to the Company for the year ended December 31, 1996, with respect to the Company's Chief Executive Officer and the Company's other executive officers whose total salary and bonus for 1996 exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                                             -------------------
                                                                                   AWARDS
                                                                             -------------------
                                                     ANNUAL COMPENSATION         SECURITIES
                    NAME AND                       ------------------------      UNDERLYING            ALL OTHER
               PRINCIPAL POSITION                   SALARY($)    BONUS($)        OPTIONS(#)       COMPENSATION ($)(1)
               ------------------                  -----------  -----------  -------------------  -------------------
Stephen B. Grubb
  President, Chief Executive
  Officer and Director...........................  $   150,000  $   150,000(2)         633,025(3)      $   1,668
David B. Black (4)
  Chief Technology Officer.......................  $   112,500  $    25,000          823,255(3)        $   1,061
Daniel F. Cone
  Senior Vice President, Sales...................  $   100,000  $    87,952(5)          65,000         $   1,335
Daniel P. Stavros
  Senior Vice President, Development.............  $   100,000      --               --                $   1,112

------------------------------
(1) Represents contributions by the Company under its 401(k) Profit Sharing Plan on behalf of the Named Executive Officers.

(2) Consists of discretionary cash bonuses paid to Mr. Grubb of $50,000 in 1996 that was earned in 1995 and of $100,000 in 1997 that was earned in 1996.

(3) Includes a warrant to purchase 552,055 shares of Common Stock granted to each of Mr. Grubb and Mr. Black in February 1996. In August 1997, the Company and each of Mr. Grubb and Mr. Black agreed to amend each such person's warrant to fix the exercise price at $4.80 per share, to provide that such warrants were immediately exercisable and to restrict the transfer of shares of Common Stock acquired upon exercise until the earlier of the achievement of certain product-related milestones or February 2003. See Note 12 of Notes to Consolidated Financial Statements.

(4) Mr. Black's employment by the Company commenced in March 1996, prior to which date he provided consulting services to the Company. The compensation shown does not include amounts paid by the Company to Mr. Black for such services. See "Certain Transactions."

(5) Consists of sales commissions paid to Mr. Cone of $34,329 in 1996 that were earned in such year and of $17,011 in 1996 that were earned in 1995, as well as a discretionary cash bonus paid to Mr. Cone of $36,612 in 1997 that was earned in 1996.

STOCK OPTIONS AND WARRANTS

    The following table summarizes certain information regarding options and warrants to purchase Common Stock granted to the Named Executive Officers during the year ended December 31, 1996. The Company did not grant any stock appreciation rights in 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                          POTENTIAL REALIZABLE
                                                                                                  VALUE
                                                                                            AT ASSUMED ANNUAL
                                                                                                  RATES
                                                                                             OF STOCK PRICE
                                                                                            APPRECIATION FOR
                                                                                                 OPTION
                                                 INDIVIDUAL GRANTS                              TERM (2)
                            ------------------------------------------------------------  ---------------------
                             NUMBER OF   PERCENT OF TOTAL
                            SECURITIES       OPTIONS/
                            UNDERLYING       WARRANTS
                             OPTIONS/       GRANTED TO
                             WARRANTS        EMPLOYEES        EXERCISE OR    EXPIRATION
NAME                          GRANTED     IN FISCAL YEAR     BASE PRICE(1)      DATE         5%         10%
--------------------------  -----------  -----------------  ---------------  -----------  ---------  ----------
Stephen B. Grubb..........     552,055(3)         34.32%          (3)           2/28/03      --          --
                                80,970(4)          5.03        $    0.80         3/1/06   $  40,737  $  103,236
David B. Black............     552,055(3)         34.32           (3)           2/28/03      --          --
                                80,970(4)          5.03             0.80         3/1/06      40,737     103,236
                               190,230(4)         11.82             0.80         3/1/06      95,707     242,542
Daniel F. Cone............      65,000(4)          4.04             0.80        11/1/06      32,703      82,875

------------------------

(1) The exercise price of the options granted was the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.

(2) The dollar amounts shown as potential realizable values assumes that the market price of the Common Stock appreciates at cumulative annual rates of 5% and 10% over the term of the option or warrant from the date of grant. The assumed rates of 5% and 10% were established by the Securities and Exchange Commission and are not intended to forecast possible future appreciation of the Common Stock.

(3) Each warrant originally became exercisable, subject to continued employment, upon the occurrence of certain product-related milestones at an exercise price per share equal to $50.0 million divided by the number of shares of Common Stock then outstanding on a fully diluted basis. In August 1997, each of Mr. Grubb and Mr. Black agreed to amend each such person's warrant to fix the exercise price at $4.80 per share, to provide that such warrants were immediately exercisable and to restrict the transfer of shares of Common Stock acquired upon exercise until the earlier of the achievement of certain product-related milestones or February 2003. See Note 12 of Notes to Consolidated Financial Statements.

(4) Granted pursuant to the Company's 1995 Stock Option Plan and intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "IRC"). Mr. Cone's option becomes exercisable, subject to continued employment, in equal annual increments on the first, second and third anniversaries of the date of grant, January 1996. Mr. Black's option to purchase 190,230 shares of Common Stock is currently exercisable with respect to 126,820 such shares and becomes exercisable, subject to continued employment, with respect to the remaining 63,410 such shares in January 1998. The option of each of Mr. Grubb and Mr. Black to purchase 80,970 shares of Common Stock will become exercisable upon the completion of the offering in accordance with the terms of the related stock option agreement.

    The following table summarizes the number and value of unexercised options held by Named Executive Officers as of December 31, 1996. No Named Executive Officers exercised any options in the year ended December 31, 1996.

                         FISCAL YEAR-END OPTION VALUES

                                         NUMBER OF SECURITIES UNDERLYING
                                               UNEXERCISED OPTIONS              VALUE OF UNEXERCISED IN-THE-MONEY
                                             AS OF DECEMBER 31, 1996            OPTIONS AS OF DECEMBER 31, 1996(1)
                                      --------------------------------------  --------------------------------------
NAME                                     EXERCISABLE        UNEXERCISABLE        EXERCISABLE        UNEXERCISABLE
------------------------------------  ------------------  ------------------  ------------------  ------------------
Stephen B. Grubb....................         250,000             793,105          $  575,000          $  554,415
David B. Black......................         126,820             696,435             291,686             332,074
Daniel F. Cone......................          21,670              43,360              49,841              99,659

------------------------

(1) There was no public trading market for the Common Stock as of December 31, 1996. These values have been calculated based on a fair market value of $3.10 per share on December 31, 1996, as determined by the Board of Directors, less the per share exercise price. The exercise price of a warrant to purchase 552,055 shares of Common Stock granted to each of Mr. Grubb and Mr. Black in 1996 was not fixed as of December 31, 1996 and, as a result, any value of such warrants is not reflected in the calculation. In August 1997, the Company and Mr. Grubb and Mr. Black agreed to amend each such person's warrant to, among other things, fix the exercise price at $4.80 per share. See Note 12 of Notes to Consolidated Financial Statement.

EMPLOYMENT ARRANGEMENTS

    The Company does not have employment agreements with any of its executive officers. Daniel M. DiDomenico, Mark A. Thompson, William J. Pearson and Carl E. Caruso were employed by the Company in December 1996, May 1997, July 1997 and September 1997, respectively. The current base annual salaries of the executive officers are as follows: Mr. Grubb-$250,000, Mr. Caruso-$165,000, Mr. Black- $150,000, each of Mr. Pearson, Mr. Cone, Mr. Thompson and Mr. Stavros-$120,000 and Mr. DiDomenico-$100,000. The Company does not have any formal bonus plan for its executive officers. The Company's executive officers are not entitled to any payments in connection with a termination of employment or a change in control of the Company. Pursuant to the Company's 1995 Stock Incentive Plan, the exercisability of options granted under such plan may be accelerated in the event of certain changes in control of the Company.

    David B. Black is a party to a confidentiality and non-compete agreement with the Company, dated March 1996, pursuant to which Mr. Black has agreed not to disclose or use any trade secrets of the Company and not to compete with the Company during the term of his employment and for two years thereafter within the geographic areas served by the Company.

STOCK INCENTIVE PLANS

    The Company has two plans pursuant to which it may grant options to purchase shares of Common Stock and other equity-based awards to its employees and pursuant to which options to purchase shares of Common Stock will automatically be granted to the Company's directors.

    1995 STOCK INCENTIVE PLAN

    Under the Company's 1995 Stock Incentive Plan (the "1995 Plan"), options to purchase up to 1,088,750 shares of Common Stock may be granted to employees and directors of the Company. The 1995 Plan is presently administered by the Board of Directors. Options intended to qualify as incentive stock options under
Section 422 of the IRC, as well as nonqualified stock options, may be granted under the 1995 Plan from time to time to purchase such number of shares of Common Stock as may be determined by the Board of Directors. Options are exercisable at such times and subject to such conditions as the Board of Directors may determine. Any shares as to which an option expires, lapses or is forfeited, terminated or canceled may become subject to a new option. The 1995 Plan terminates on February 2005, but the exercise date of options granted prior to such date may extend beyond such date. However, in the case of an incentive stock option, the term will be no more than ten years after the date of grant. The exercise price for an incentive stock option will not be less than 100% of the fair market value of the Common Stock on the date of grant and may be less than such fair market value for a nonqualified option.

    As of August 1997, options to purchase an aggregate of 1,088,750 shares of Common Stock (having a weighted average exercise price of $1.35 per share) were outstanding under the 1995 Plan. In addition, an option to purchase 1,750 shares of Common Stock, having an exercise price of $.002 per share, was outstanding under a prior employee benefit plan. See Note 7 of Notes to Consolidated Financial Statements.

    In October 1997, the Board of Directors amended the 1995 Plan to provide for, among other things, its administration by the Compensation and Stock Option Committee at such time as such committee is established and, in connection with the adoption of the Company's 1997 Stock Incentive Plan (the "1997 Plan").

    1997 STOCK INCENTIVE PLAN

    The Company adopted the 1997 Plan in October 1997, under which a maximum of 411,250 shares of Common Stock may be issued pursuant to awards granted under the 1997 Plan to provide employees (including officers and directors), non-employee directors and consultants and other individuals providing services to the Company an opportunity to own Common Stock of the Company and to provide incentives for such persons to promote the financial success of the Company. Awards under the 1997 Plan may be structured in a variety of ways, including as "incentive stock options," as defined in Section 422 of the Internal Revenue Code, as amended (the "IRC"), "non-qualified stock options," shares of Common Stock subject to terms and conditions set by the Board of Directors ("restricted stock awards"), performance share awards and stock appreciation rights ("SARs"). Incentive stock options may be granted only to employees (including officers) of the Company. Nonqualified options, restricted stock awards, SARs and other permitted forms of awards may be granted to any person employed by or performing services for the Company, including non-employee directors and independent contractors. The 1997 Plan terminates in October 2007.

    The 1997 Plan is administered by the Compensation and Stock Option Committee of the Board of Directors, which is authorized, subject to the provisions of the 1997 Plan, to select the persons to receive awards and to determine the number of shares of Common Stock subject to an award and the form, terms, condition and duration of each award. The Compensation and Stock Option Committee is given broad discretion under the 1997 Plan to accelerate the vesting of options or restricted stock awards in the event of certain changes in control of the Company. The Compensation and Stock Option Committee may provide for the transferability of options to certain immediate family members of an optionee as provided in the 1997 Plan. The decisions of the Compensation and Stock Option Committee shall be final and binding upon all parties. As of October, 1997, no awards were outstanding under the 1997 Plan, however, the Company has agreed to grant an option to purchase 12,000 shares of Common Stock to each of Rosalind L. Fisher, Patricia M. Helbig and J. Leland Strange each such option will be granted upon the completion of the offering, will become exercisable in three equal annual increments commencing on the first anniversary of the date of grant and will have an exercise price equal to the initial public offering price.

    The exercise price of options granted under the 1997 Plan may not be less than 100% of the fair market value of the Common Stock on the date of grant (or, in the case of incentive stock options granted to any person who controls 10% or more of the Common Stock on such date, 110% of such value) and must be exercised within 10 years from the date of grant (or, in the case of incentive stock options granted to any person who controls 10% or more of the Common Stock on such date, within five years from such date). The Compensation and Stock Option Committee may allow cashless exercises and may allow the exercise price of an option to be paid in shares of Common Stock owned by the optionee at the time of exercise having an aggregate fair market value equal to the exercise price of the option.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In 1996, decisions concerning the compensation of the Company's executive officers were made by the Company's Board of Directors which included Mr. Grubb, President and Chief Executive Officer of the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of Common Stock as of September 30, 1997, and as adjusted to reflect the sale of shares of Common Stock offered hereby by (i) each director of the Company who beneficially owns Common Stock, (ii) each Named Executive Officer of the Company who beneficially owns Common Stock, (iii) all directors and executive officers of the Company as a group, (iv) each person known to the Company to beneficially own more than 5% of the outstanding Common Stock and (v) the Selling Shareholders. Unless otherwise indicated, shares of Common Stock all are owned directly and the indicated person has sole voting and investment power.

                                                                                   SHARES                              SHARES
                                                                                BENEFICIALLY                        BENEFICIALLY
                                                                                   OWNED                            OWNED AFTER
                                                                             PRIOR TO OFFERING     NUMBER OF          OFFERING
                                                                             ------------------   SHARES TO BE   ------------------
NAME                                                                          NUMBER    PERCENT     OFFERED       NUMBER    PERCENT
---------------------------------------------------------------------------  ---------  -------   ------------   ---------  -------
Intelligent Systems Corporation(1).........................................  4,135,330     58.0%      712,500    3,422,830     37.2%
Grubb & Williams, Ltd......................................................    546,895      7.7       272,270      274,625      3.0
GW Investments, Ltd........................................................    382,105      5.4       190,230      191,875      2.1
Oak Investment Partners V, Limited Partnership.............................    539,305      7.6       --           539,305      5.9
Stephen B. Grubb(2)........................................................  1,938,265     24.2       462,500    1,475,765     14.6
J. Leland Strange(3).......................................................  4,255,780     59.7       712,500    3,543,280     38.5
David B. Black(4)..........................................................    875,930     10.9       --           875,930      8.7
Daniel F. Cone(5)..........................................................     50,220        *       --            50,220        *
All directors and executive officers as a group (11 persons)(6)............  7,120,195     79.9     1,175,000    5,945,195     54.1
Sirrom Investments, Inc.(7)................................................    187,660      2.6        75,000      112,660      1.2

------------------------
*   Less than 1%.

(1) If the Underwriters exercise the over-allotment option in full, Intelligent Systems Corporation will sell an additional 250,000 shares of Common Stock in the offering and, in such event, will own 3,172,830 shares of Common Stock (34% of the outstanding Common Stock) following the offering.

(2) Represents 546,895 and 382,105 shares of Common Stock owned by Grubb & Williams, Ltd. and GW Investments, Ltd., respectively, of each of which Mr. Grubb is a managing director, 100,000 shares of Common Stock owned by SBG, Inc. of which Mr. Grubb is the President and sole shareholder, 11,215 shares of Common Stock owned by the Steven B. Grubb Issue Trust II of which Mr. Grubb is sole trustee, an aggregate of 15,025 shares of Common Stock owned by Mr. Grubb's family members and an aggregate of 883,025 shares of Common Stock subject to options and warrants that are presently exercisable or will become exercisable upon the completion of the offering.

(3) Includes 4,135,330 shares of Common Stock owned by Intelligent Systems Corporation of which Mr. Strange is the President and Chairman of the Board of Directors.

(4) Includes an aggregate of 875,930 shares of Common Stock subject to options and warrants that are presently exercisable or will become exercisable upon the completion of the offering.

(5) Represents 21,670 shares of Common Stock subject to a presently exercisable option.

(6) Includes an aggregate of 1,780,625 shares of Common Stock subject to options and warrants that are presently exercisable or will become exercisable upon the completion of the offering.

(7) Includes 37,660 shares of Common Stock subject to a presently exercisable warrant held by a wholly-owned subsidiary of Sirrom Investments.

    The business address of Intelligent Systems Corporation and Mr. J. Leland Strange is 4355 Shackleford Road, Norcross, Georgia 30094, Grubb & Williams, Ltd. and GW Investments, Ltd. is The Lenox Building, Suite 1790, Atlanta, Georgia 30326, Mr. Stephen B. Grubb is 900 Winderley Place, Maitland, Florida 32751-7267 and Oak Investment Partners V, Limited Partnership is One Gorham Island, Westport, Connecticut 06880.

                              CERTAIN TRANSACTIONS

    The Company and Intelligent Systems Corporation ("ISC") entered into a loan agreement dated January 1994, pursuant to which ISC agreed to lend the Company, from time to time as provided therein, up to $1.0 million and the Company issued to ISC its promissory note, also dated January 1994, in the principal amount of $1.0 million. Pursuant to such loan agreement, the Company borrowed $1.0 million from ISC which amount accrued interest at the prime rate (as defined in such note) plus 4%. The principal balance of such loan was due July 1995 and accrued interest was due monthly. In consideration for the loan, the Company granted to ISC a warrant to purchase 277,605 shares of Common Stock at an exercise price of $.01 per share, which warrant ISC exercised in August 1997. In addition to amounts borrowed by the Company pursuant to the loan agreement and related promissory note, in May 1995, the Company borrowed $300,000 from ISC evidenced by a promissory note in such amount providing for the accrual of interest on amounts borrowed at the prime rate (as defined in therein) plus 5%. The principal balance of such note was payable on demand and accrued interest was payable monthly. In August 1995, the Company issued 1,552,010 shares of Common Stock to ISC in exchange for ISC's cancellation of the following indebtedness of the Company to it or its subsidiaries: $675,000 ($600,000 principal amount and $75,000 accrued interest) outstanding pursuant to the January 1994 loan agreement and related promissory note, $308,000 ($300,000 principal amount and $8,000 accrued interest) outstanding under the May 1995 promissory note and $259,000 owed to Kase Systems, Inc. a wholly-owned subsidiary of ISC, for the provision of certain services as discussed below. In addition, in August 1995, ISC canceled the Company's January 1994 promissory note and the Company issued to ISC its promissory note in the principal amount of $400,000, representing the remaining principal balance of the January 1994 note. Amounts outstanding under such note accrued interest at the prime rate (as defined therein) plus 4%. The principal balance of such note was due in July 1996 and interest was due monthly. The Company paid ISC, pursuant to such note, an aggregate of $42,450 in accrued interest and, in January 1996, the principal amount of $400,000.

    From March 1995 to September 1996, Kase Systems, Inc. a wholly-owned subsidiary of ISC, provided certain software programming services to the Company pursuant to a verbal arrangement. Pursuant to this arrangement, the Company incurred an aggregate obligation of $564,700 to Kase Systems. The Company paid $305,700 of this obligation in cash and Kase Systems canceled the remaining $259,000 of this obligation in exchange for the Company's issuance of shares of Common Stock to ISC as discussed above. The fees charged by Kase Systems to the Company pursuant to this arrangement were based principally upon the cost to Kase Systems of providing of such programming services. Upon the termination of this arrangement in September 1996, the Company employed several of the programmers who had been performing such services.

    In August 1997 the Company borrowed $426,999 from ISC, which amount accrued interest at 14.0% and matured on September 15, 1997. The Company paid ISC the amount owed under this loan, including $4,575 in interest, on September 29, 1997 from the proceeds of a term loan from Sirrom Capital Corporation. See "Use of Proceeds."

    The Company leases office space located in Norcross, Georgia from Quadram Corporation ("Quadram"), a wholly-owned subsidiary of ISC, in the same facility in which ISC's headquarters are located. The Company entered into a sublease agreement with Quadram dated June 1996 for a term ending May 1997, pursuant to which the Company agreed to lease certain office space, modular furnishings and communications services as specified therein for monthly rent (including utilities, taxes, insurance and maintenance) of $7,969. The sublease agreement was amended on four occasions during its term to provide for the Company's lease of additional space, furnishings and services from, and payment of increased rent to, Quadram. From June 1996 through June 1997, the Company paid $203,000 in rent to Quadram. The Company and Quadram entered into a new sublease agreement dated July 1997 for a term ending November 2002 (subject to earlier termination if Quadram's lease is terminated), pursuant to which the Company agreed to lease certain office space (19,000 square feet until November 1997 and 25,000 square feet thereafter during the remaining term), as well as certain modular furnishings and communications services as specified therein. The lease provides for monthly rent (including utilities, taxes, insurance and maintenance) of $23,921 from July 1997 through November 1997, $25,838 from December 1997 through November 2000 and $26,359 from December 2000 through November 2002, all of which amounts are subject to adjustment annually to reflect the Company's share of Quadram's actual costs of certain maintenance and other services provided to the Company (based on the square feet subleased by the Company). The amount of rent charged by Quadram to the Company is based principally on the amount of rent paid by Quadram under the primary lease and the cost to Quadram of providing the furnishings and services to the Company. J. Leland Strange, a director of the Company, is an officer, director and holder of more than five percent of the outstanding capital stock of ISC. Prior to the completion of the offering, ISC beneficially owned 59.7% of the outstanding Common Stock of the Company. See "Principal and Selling Shareholders."

    Pursuant to an asset purchase agreement dated January 1994, the Company purchased the assets of TranSys Corporation, a company owned by Daniel J. Stavros and his wife, that distributed and supported the TRAMS system (included in VisionPLUS) pursuant to an agreement with CCN Management Systems, Inc. , the owner of the system. The purchase price for the assets was $350,000, $50,000 of which was paid in cash and $300,000 of which was paid in the form of a non-interest-bearing promissory note which was subsequently paid in full. Upon the completion of the asset purchase, Mr. Stavros became an executive officer of the Company. In addition, pursuant to a license and distribution agreement also dated January 1994, the Company acquired from CCN Management Systems, Inc. a non-exclusive, transferable and perpetual license to sublicense and distribute the TRAMS software.

    In March 1996, David Black transferred and assigned to the Company certain software and software designs, together with all intellectual property rights associated therewith, owned by him in consideration of his employment by the Company. In connection with such transfer, in March 1996, the Company issued to Mr. Black a warrant to purchase up to 552,055 shares of Common Stock and Mr. Black entered into a confidentiality and non-compete agreement with the Company. See "Management--Executive Compensation." Prior to his employment by the Company, from October 1993 to February 1996, Mr. Black, through his company, Mentis Research, Inc., provided certain consulting services to the Company. During this period, the Company paid Mentis Research, Inc. an aggregate of approximately $148,000 in fees and, in October 1995, issued to Mr. Black a warrant to purchase 52,675 shares of Common Stock at an exercise price of $0.60 per share. The warrant became exercisable in full over a 24 month period that ended June 1996.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). As of September 30, 1997, 7,130,075 shares of Common Stock were issued and outstanding and were held of record by 84 shareholders and 2,284,945 shares of Common Stock subject to options and warrants to acquire Common Stock were held by 79 option and warrant holders. At that date there were no outstanding shares of Preferred Stock or options or other rights to acquire shares of Preferred Stock.

COMMON STOCK

    The Company is authorized to issue up to 30,000,000 shares of Common Stock. Holders of Common Stock are entitled to receive ratably such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote, and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock which the Company may issue in the future as described below.

PREFERRED STOCK

    The Company is authorized to issue up to 10,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and other rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion and voting rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, issuance of Preferred Stock could result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all the rights appurtenant to Common Stock.

    The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy or consent solicitation or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without stockholder approval and with voting rights that could adversely affect the voting power of holders of Common Stock. There are currently no agreements or understandings regarding the issuance of Preferred Stock, and the Board of Directors has no present intention of issuing any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE ARTICLES AND BYLAWS

    The Company's Amended and Restated Articles of Incorporation ("Articles") and Amended and Restated Bylaws ("Bylaws") contain certain provisions, described below, that could delay, defer or prevent a change in control of the Company if the Board determines that such a change in control is not in the best interests of the Company and its shareholders, and could have the effect of making it more difficult to acquire the Company or remove incumbent management.

    CLASSIFIED BOARD. Under the Company's Articles and Bylaws, the Board of Directors of the Company is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The Articles provide that any director may be removed from office, but only for cause by an affirmative vote of at least two-thirds of the outstanding capital stock entitled to vote in the election of directors. The Articles also provide that any vacancies on the Board of Directors shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

    SPECIAL VOTING REQUIREMENTS. The Company's Articles provide that all actions taken by the shareholders must be taken at an annual or special meeting of the shareholders or by unanimous written consent. The Articles provide that special meetings of the shareholders may be called by only a majority of the directors, the Chairman of the Board of Directors or the holders of not less than 50% of the Company's outstanding voting shares. Under the Company's Bylaws, shareholders will be required to comply with advance notice provisions with respect to any proposal submitted for shareholder vote, including nominations for elections to the Board of Directors. The Articles and Bylaws of the Company contain provisions requiring the affirmative vote of the holders of at least two-thirds of the Common Stock to amend certain provisions thereof.

    INDEMNIFICATION AND LIMITATION OF LIABILITY. The Florida Business Corporations Act (the "Florida Act") authorizes Florida corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of the Florida Act require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Florida law is not exclusive, and is in addition to any other rights granted to officers and directors under the Articles of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the Florida Act. The Company's Articles of Incorporation provide for the indemnification of directors and executive officers of the Company to the maximum extent permitted by Florida law and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that the director or executive officer was a party to by reason of the fact that he or she is or was a director or executive officer of the Company upon the receipt of an undertaking to repay such amount, unless it is ultimately determined that such person is not entitled to indemnification. Under the Florida Act, a director is not personally liable for monetary damages to the Company or any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances such as certain violations of criminal law and transactions in which the director derived an improper person benefit. As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available. The foregoing provisions of the Florida Act and the Articles and Bylaws could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company.

    AMENDMENTS OF THE ARTICLES AND BYLAWS. Certain provision of the Articles and Bylaws, including those pertaining to a classified board, special meetings of shareholders, removal of directors and director liability and indemnification, may be amended only by the affirmative vote of two-thirds of the shares of the capital stock of the Company entitled to vote in the election of directors.

    ADVANCE NOTICE PROVISIONS. The Company's Bylaws require advance notice for shareholder proposals and director nominations.

CERTAIN STATUTORY PROVISIONS

    The Florida Act provides for special voting requirements to approve affiliated transactions unless the transaction falls under one or more enumerated exceptions (the "Affiliated Transaction Provision"). In September 1997, the Company elected, as permitted by the Florida Act, not to be covered by either the Affiliated Transaction Provision, which election will become effective 18 months following such election.

TRANSFER AGENT

    The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the offering, there has been no public market for the Common Stock of the Company. Sales of substantial amounts of shares of the Company's Common Stock in the public market following the offering, or the perception that such sales could occur could adversely affect the market price of the Common Stock prevailing from time to time and could impair the Company's ability to raise capital in the future through sales of its equity securities at a time and price which it deems appropriate.

    Upon completion of the offering, assuming no exercise of outstanding options or warrants, the Company will have 9,213,408 shares of Common Stock outstanding. Of these shares, the 3,333,333 shares of Common Stock sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with Rule 144 described below. The remaining 5,880,075 shares of Common Stock are "Restricted Securities" as defined in Rule 144. Restricted Securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below.

SALES OF RESTRICTED SECURITIES

    Subject to the provisions of Rule 144(k) under the Securities Act, 91,140 shares will be eligible for immediate sale in the public market that are not otherwise subject to certain lock-up agreements among certain shareholders of the Company, including directors, officers and Selling Shareholders and the Underwriters (the "Lock-Up Agreements"). Beginning 90 days after the offering, an additional 14,060 shares will become eligible for sale subject to the provisions of Rule 701 and Rule 144. Beginning 180 days after the offering (or earlier with the written consent of NationsBanc Montgomery Securities, Inc. in its discretion), an aggregate of 5,774,875 shares additionally will be available for sale in the public market upon expiration of Lock-Up Agreements and subject to the provisions of Rule 144.

    In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Securities for at least one year, including a person who may be deemed an Affiliate of the Company, is entitled to sell, within any three-month period, a number of shares of Common Stock of the Company that does not exceed the greater of one percent of the then-outstanding shares of Common Stock (approximately 92,134 shares after giving effect to the offering) and the average weekly reported trading volume of the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following the offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144. After the 180-day lock-up period 1,344,320 shares held by non-Affiliates will be available for sale in the public market under Rule 144(k). In meeting the one- and two-year holding periods described above, a holder of Restricted Securities can include the holding periods of a prior owner who was not an Affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the Restricted Securities from the issuer or an Affiliate.

OPTIONS

    As of September 30, 1997, options and warrants to purchase an aggregate of 2,284,945 shares of Common Stock were outstanding. See "Management--Executive Compensation." Of the shares issuable upon exercise of such options and warrants, 263,410 are not subject to the Lock-Up Agreements.

    Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to certain limitations.

    The Company may file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock issuable pursuant to the 1995 Plan and the 1997 Plan. Shares of Common Stock covered by these registration statements will thereupon be eligible for sale in the public markets subject to Lock-Up Agreements, if applicable.

LOCK-UP AGREEMENTS

    The Company, certain shareholders, including the Selling Shareholders, and all executive officers and directors of the Company have agreed, pursuant to Lock-Up Agreements, not to directly or indirectly, without the prior written consent of NationsBanc Montgomery Securities, Inc. offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge, or grant any rights with respect to an aggregate of 5,774,875 shares of Common Stock, options and warrants to purchase an aggregate of 2,021,535 shares of Common Stock and any securities convertible or exchangeable for shares of Common Stock beneficially owned by them or any such securities hereafter acquired by them for a period of 180 days after the date of this Prospectus other than (i) bona fide gift or (ii) certain distributions to such holder's partners or shareholders, as the case may be, provided any such transferee agrees to be bound by the terms of the Lock-Up Agreement.

REGISTRATION RIGHTS

    In consideration of Sirrom making a five-year secured loan of $4.0 million to the Company on September 26, 1997, the Company issued to Sirrom a warrant to purchase up to 37,660 shares of Common Stock having an exercise price of $.002 per share (and conditionally and progressively up to an additional 848,690 shares at the same price if the loan remains unpaid until its maturity date). Sirrom has purchased 150,000 shares of Common Stock pursuant to the exercise of a warrant granted in May 1992 in connection with an earlier loan, 75,000 of which shares are being offered by Sirrom in the offering. Under both of these warrants, the Company has agreed to provide Sirrom (and its permitted transferees) written notice of any proposed secondary registration by the Company of shares of Common Stock pursuant to a registration statement to be filed under the Securities Act and to permit Sirrom and its permitted transferees (subject to certain limitations in the event of an underwritten offering by the Company) to sell shares of Common Stock acquired pursuant to the exercise of the warrant pursuant to any such registration statement provided that the registration statement form permits such secondary sale. The Company also agreed to bear the expenses of such registration, other than fees and expenses of counsel to the selling holders and underwriting discounts, commissions and filing fees attributable to those shares of Common Stock included in the registration statement. In addition, the Company has agreed to indemnify the selling holders for certain liabilities, including liabilities under the Securities Act, that arise out of any registration of their shares of Common Stock. Sirrom's registration rights under its earlier warrant are still effective for 75,000 shares of Common Stock purchased under that warrant. The Company also has granted certain affiliates of the Company holding options to purchase up to 352,170 shares of Common Stock and warrants to purchase up to 1,104,110 shares of Common Stock, the right to have those shares registered by the Company on Form S-8, if that form is available for those shares, prior to their exercise of those options and warrants.

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters"), acting through their representatives, NationsBanc Montgomery Securities, Inc. and Raymond James & Associates, Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                                                           NUMBER
UNDERWRITER                                                                                               OF SHARES
-------------------------------------------------------------------------------------------------------  -----------
NationsBanc Montgomery Securities, Inc.................................................................
Raymond James & Associates, Inc........................................................................
                                                                                                         -----------
    Total..............................................................................................
                                                                                                         -----------
                                                                                                         -----------

    The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $         per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $         per share to certain other
dealers. After the initial public offering, the public offering price, concessions and reallowances to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover of this Prospectus.

    The Company and one of the Selling Shareholders has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to 500,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shares of Common Stock listed in such table, and the Company and the Selling Shareholder will be obligated, pursuant to such option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the initial shares are being offered.

    The Company and the Selling Shareholders on the one hand, and the Underwriters on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    The Company, certain security holders, including the Selling Shareholders, and all executive officers and directors of the Company, have agreed, pursuant to the Lock-Up Agreements, not to direct or indirectly, without the prior written consent of NationsBanc Montgomery Securities, Inc., offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge, or grant any
rights with respect to an aggregate of       shares of Common Stock, options to
purchase an aggregate of       shares of Common Stock and any securities
convertible or exchangeable for shares of Common Stock beneficially owned by them or any such securities hereafter acquired by them for a period of 180 days after the date of this Prospectus otherwise than (i) transfers by bona fide gift, or (ii) as a distribution to such holder's partners or shareholders, as the case may be, provided any such transferee agrees to be bound by the Lock-Up Agreement. See "Shares Eligible for Future Sale."

    The Representatives have advised the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Prior to the offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock was determined by negotiation between the Company and the Representatives. Among the factors considered in such negotiations were the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

    The validity of the Common Stock being offered hereby is being passed upon for the Company by Kilpatrick Stockton LLP, Atlanta, Georgia. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

    The consolidated financial statements of the Company at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in said Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

    As a result of the offering, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports and other information with the Commission, most of which it will file electronically under the Commission's EDGAR system. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at the Commission's web site at http://www.sec.gov.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                                                              CONTENTS

Report of Independent Auditors.................................................................................................  F-2

Consolidated Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997 (unaudited).....................................  F-3

Consolidated Statements of Operations for the Years Ended December 31, 1994, 1995 and 1996 and the Six Months Ended June 30,
  1996 and 1997 (unaudited)....................................................................................................  F-4

Consolidated Statements of Shareholder's Equity (Deficit) for the Years Ended December 31, 1994, 1995 and 1996 and the Six
  Months Ended June 30, 1996 and 1997 (unaudited)..............................................................................  F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996 and the Six Months Ended June 30,
  1996 and 1997 (unaudited)....................................................................................................  F-6

Notes to Consolidated Financial Statements for the Years Ended December 31, 1994, 1995 and 1996 and the Six Months Ended June
  30, 1996 and 1997 (unaudited)................................................................................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
PaySys International, Inc.

We have audited the accompanying consolidated balance sheets of PaySys International, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the three years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PaySys International, Inc. and subsidiaries at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for the three years then ended, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Orlando, Florida
February 7, 1997, except for
Note 12 as to which the date is
October 7, 1997

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                                        DECEMBER 31,
                                                                                                      ----------------  JUNE 30,
                                                                                                       1995     1996       1997
                                                                                                      -------  -------  -----------
                                                                                                                        (UNAUDITED)

                                                                                                       (IN THOUSANDS, EXCEPT SHARE
                                                                                                                  DATA)
ASSETS
Current assets:
  Cash and cash equivalents.........................................................................  $ 1,222  $ 2,037    $ 1,859
  Accounts receivable, less allowance for bad debts of $119, $143, $120 at December 31, 1995 and
    1996 and June 30, 1997, respectively............................................................    4,808    4,055      3,102
  Unbilled receivables..............................................................................    1,076    5,094      5,390
  Prepaid expenses and other current assets.........................................................      166      237        473
  Deferred income taxes.............................................................................       92      277         --
                                                                                                      -------  -------  -----------
Total current assets................................................................................    7,364   11,700     10,824
Furniture and equipment, net........................................................................    1,053    1,705      2,161
Computer software costs, net of accumulated amortization of $1,529, $2,914 and $3,540 at December
  31, 1995 and 1996 and June 30, 1997, respectively.................................................    2,662    2,733      2,357
Deposits and other assets...........................................................................       14       56         60
Deferred income taxes...............................................................................      414       --         --
                                                                                                      -------  -------  -----------
                                                                                                      $11,507  $16,194    $15,402
                                                                                                      -------  -------  -----------
                                                                                                      -------  -------  -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................................................................  $ 1,934  $ 1,859    $ 1,615
  Accrued employee compensation.....................................................................    1,223    1,319      1,208
  Deferred revenues.................................................................................    4,833    8,374     12,267
  Current portion of long-term debt and capital lease obligations...................................      302    1,393      1,314
  Accrued royalties.................................................................................       --    1,039      1,559
  Other current liabilities.........................................................................      254      287        599
  Line of credit....................................................................................      368       --         --
                                                                                                      -------  -------  -----------
Total current liabilities...........................................................................    8,914   14,271     18,562
Long-term debt and capital lease obligations, less current portion..................................    1,088      482        310
Deferred rent expense...............................................................................    1,355    1,122        981
Other noncurrent liabilities........................................................................      138      157         --
                                                                                                      -------  -------  -----------
                                                                                                       11,495   16,032     19,853
Shareholders' equity (deficit):
  Preferred stock, no par value; 2,000,000 shares authorized; no shares issued or outstanding              --       --         --
  Common stock, $.01 par value; 20,000,000 shares authorized; 6,822,520, 6,826,520 and 6,861,520
    shares issued at December 31, 1995 and 1996 and June 30, 1997...................................       68       68         69
  Additional paid-in capital........................................................................    2,074    2,079      2,099
  Deficit in earnings...............................................................................   (1,578)  (1,439)    (6,061)
  Cumulative translation adjustments................................................................      (61)     (55)       (67)
                                                                                                      -------  -------  -----------
                                                                                                          503      653     (3,960)
  Less 159,050 shares held in treasury, at cost.....................................................     (491)    (491)      (491)
                                                                                                      -------  -------  -----------
                                                                                                           12      162     (4,451)
                                                                                                      -------  -------  -----------
                                                                                                      $11,507  $16,194    $15,402
                                                                                                      -------  -------  -----------
                                                                                                      -------  -------  -----------

                            See accompanying notes.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                             SIX MONTHS
                                                                                  YEAR ENDED DECEMBER 31,  ENDED JUNE 30,
                                                                                  -----------------------  ---------------
                                                                                   1994    1995    1996     1996    1997
                                                                                  ------  ------  -------  ------  -------

                                                                                                             (UNAUDITED)
                                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  License.......................................................................  $5,749  $8,668  $13,366  $5,496  $ 4,245
  Services......................................................................  10,720  13,060   13,558   6,260    9,425
                                                                                  ------  ------  -------  ------  -------
Total revenues..................................................................  16,469  21,728   26,924  11,756   13,670
Cost of revenues:
  License.......................................................................     940   1,324    2,935   1,088    1,553
  Services......................................................................   7,640   9,503    8,956   4,148    6,938
                                                                                  ------  ------  -------  ------  -------
Total cost of revenues..........................................................   8,580  10,827   11,891   5,236    8,491
Gross margin....................................................................   7,889  10,901   15,033   6,520    5,179
Operating expenses:
  Sales and marketing...........................................................   2,481   2,298    3,270   1,350    1,733
  Research and development......................................................   1,612   2,133    6,944   2,757    4,872
  General and administrative....................................................   3,040   4,105    4,227   1,584    2,884
  Write off of capitalized software.............................................      --   2,143       --      --       --
                                                                                  ------  ------  -------  ------  -------
Total operating expenses........................................................   7,133  10,679   14,441   5,691    9,489
                                                                                  ------  ------  -------  ------  -------
Income (loss) from operations...................................................     756     222      592     829   (4,310)
Interest income (expense):
  Interest income...............................................................     105      27       83      27       67
  Interest expense..............................................................    (345)   (365)    (233)   (108)    (102)
                                                                                  ------  ------  -------  ------  -------
                                                                                    (240)   (338)    (150)    (81)     (35)
                                                                                  ------  ------  -------  ------  -------
Income (loss) before income taxes...............................................     516    (116)     442     748   (4,345)
Income tax expense..............................................................     367     356      303     513      277
                                                                                  ------  ------  -------  ------  -------
Income (loss) from continuing operations........................................     149    (472)     139     235   (4,622)
Discontinued operations:
  Loss from operations of discontinued subsidiary net of income tax benefit of
    $32.........................................................................    (172)     --       --      --       --
                                                                                  ------  ------  -------  ------  -------
Net income (loss)...............................................................  $  (23) $ (472) $   139  $  235  $(4,622)
                                                                                  ------  ------  -------  ------  -------
                                                                                  ------  ------  -------  ------  -------
Income (loss) per share from continuing operations..............................  $ 0.02  $(0.07) $  0.02  $ 0.03  $ (0.61)
                                                                                  ------  ------  -------  ------  -------
                                                                                  ------  ------  -------  ------  -------
Net income (loss) per share.....................................................  $ 0.00  $(0.07) $  0.02  $ 0.03  $ (0.61)
                                                                                  ------  ------  -------  ------  -------
                                                                                  ------  ------  -------  ------  -------
Shares used in per share calculations...........................................   5,972   6,620    8,570   8,470    7,553

                            See accompanying notes.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                             COMMON STOCK        TREASURY STOCK
                                           -----------------   -------------------
                                            NUMBER               NUMBER
                                           OF SHARES  AMOUNT   OF SHARES    AMOUNT
                                           ---------  ------   ----------   ------
                                              (IN THOUSANDS, EXCEPT SHARE DATA)

Balance at January 1, 1994...............  5,269,010   $53      172,800     $(533)

  Net loss...............................        --     --           --        --

  Foreign currency translation
    adjustments..........................        --     --           --        --

  Issuance of common stock warrant.......        --     --           --        --
                                           ---------  ------   ----------   ------

Balance at December 31, 1994.............  5,269,010    53      172,800      (533)

  Net loss...............................        --     --           --        --

  Foreign currency translation
    adjustments..........................        --     --           --        --

  Issuance of stock purchase warrants....        --     --           --        --

  Issuance of employee stock options.....     1,500     --           --        --

  Treasury shares issued pursuant to
    exercise of employee stock options...        --     --      (13,750)       42

  Conversion of debt to equity...........  1,552,010    15           --        --
                                           ---------  ------   ----------   ------

Balance at December 31, 1995.............  6,822,520    68      159,050      (491)

  Net income.............................        --     --           --        --

  Foreign currency translation
    adjustments..........................        --     --           --        --

  Exercise of employee stock options.....     4,000     --           --        --

  Issuance of stock purchase warrants....        --     --           --        --
                                           ---------  ------   ----------   ------

Balance at December 31, 1996.............  6,826,520    68      159,050      (491)

  Net loss (unaudited)...................        --     --           --        --

  Foreign currency translation adjustment
    (unaudited)..........................        --     --           --        --

  Exercise of stock purchase warrants
    (unaudited)..........................    35,000      1           --        --
                                           ---------  ------   ----------   ------

Balance at June 30, 1997 (unaudited).....  6,861,520   $69      159,050     $(491)
                                           ---------  ------   ----------   ------
                                           ---------  ------   ----------   ------

                                                         RETAINED
                                           ADDITIONAL    EARNINGS     CUMULATIVE
                                            PAID-IN     (DEFICIT IN   TRANSLATION
                                            CAPITAL      EARNINGS)    ADJUSTMENTS    TOTAL
                                           ----------   -----------   -----------   -------

Balance at January 1, 1994...............    $  760       $(1,083)       $(55)      $  (858)
  Net loss...............................        --           (23)         --           (23)
  Foreign currency translation
    adjustments..........................        --            --          10            10
  Issuance of common stock warrant.......       111            --          --           111
                                           ----------   -----------       ---       -------
Balance at December 31, 1994.............       871        (1,106)        (45)         (760)
  Net loss...............................        --          (472)         --          (472)
  Foreign currency translation
    adjustments..........................        --            --         (16)          (16)
  Issuance of stock purchase warrants....         9            --          --             9
  Issuance of employee stock options.....         9            --          --             9
  Treasury shares issued pursuant to
    exercise of employee stock options...       (42)           --          --            --
  Conversion of debt to equity...........     1,227            --          --         1,242
                                           ----------   -----------       ---       -------
Balance at December 31, 1995.............     2,074        (1,578)        (61)           12
  Net income.............................        --           139          --           139
  Foreign currency translation
    adjustments..........................        --            --           6             6
  Exercise of employee stock options.....        --            --          --            --
  Issuance of stock purchase warrants....         5            --          --             5
                                           ----------   -----------       ---       -------
Balance at December 31, 1996.............     2,079        (1,439)        (55)          162
  Net loss (unaudited)...................    (4,622)           --          --        (4,622)
  Foreign currency translation adjustment
    (unaudited)..........................        --            --         (12)          (12)
  Exercise of stock purchase warrants
    (unaudited)..........................        20            --          --            21
                                           ----------   -----------       ---       -------
Balance at June 30, 1997 (unaudited).....    $2,099       $(6,061)       $(67)      $(4,451)
                                           ----------   -----------       ---       -------
                                           ----------   -----------       ---       -------

                            See accompanying notes.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                      SIX
                                                                                                                     MONTHS
                                                                                                                     ENDED
                                                                                              YEAR ENDED DECEMBER     JUNE
                                                                                                      31,             30,
                                                                                             ----------------------  ------
                                                                                              1994    1995    1996    1996
                                                                                             ------  ------  ------  ------

                                                                                                                     (UNAUDITED)
                                                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES
Net income (loss)..........................................................................  $  (23) $ (472) $  139  $  235
Add (deduct) adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation...........................................................................     553     580     624     355
    Amortization of computer software......................................................   1,043   3,437   1,383     563
    Amortization of discounts on debt......................................................      13      90      45      34
    Accrued rent expense...................................................................      30    (135)   (233)   (210)
    Deferred income taxes..................................................................     252      37     228     185
    Changes in operating assets and liabilities:
      Accounts receivable and unbilled receivables.........................................     (94) (1,760) (3,265)  1,122
      Recoverable income taxes.............................................................     156      --      --      --
      Other assets.........................................................................     (32)     19    (113)    (55)
      Accounts payable.....................................................................    (333)  1,113     (75)   (415)
      Income taxes payable.................................................................      (7)      6      (6)    285
      Deferred revenues....................................................................    (468)    823   3,541     336
      Accrued employee compensation........................................................    (546)    (37)     96    (224)
      Other liabilities....................................................................     170    (293)  1,098     228
                                                                                             ------  ------  ------  ------
Net cash provided by operating activities..................................................     714   3,408   3,462   2,439

INVESTING ACTIVITIES
Purchases of furniture and equipment.......................................................    (606)   (215)   (665)   (478)
Computer software development..............................................................  (2,643) (2,343) (1,132)   (545)
Other......................................................................................      (4)     --      --      --
                                                                                             ------  ------  ------  ------
Net cash used in investing activities......................................................  (3,253) (2,558) (1,797) (1,023)

FINANCING ACTIVITIES
Issuance of options and warrants...........................................................      --      18       5      --
Proceeds from borrowings...................................................................   1,000     300      23      --
Principal payments on long-term debt, capital lease obligations, and line of credit........    (360)   (362)   (884)   (225)
                                                                                             ------  ------  ------  ------
Net cash provided by (used in) financing activities........................................     640     (44)   (856)   (225)
                                                                                             ------  ------  ------  ------
Effect of foreign currency translation on cash and cash equivalents........................      10     (16)      6      16
                                                                                             ------  ------  ------  ------
Increase (decrease) in cash and cash equivalents...........................................  (1,889)    790     815   1,207
Cash and cash equivalents at beginning of period...........................................   2,321     432   1,222   1,222
                                                                                             ------  ------  ------  ------
Cash and cash equivalents at end of period.................................................  $  432  $1,222  $2,037  $2,429
                                                                                             ------  ------  ------  ------
                                                                                             ------  ------  ------  ------


                                                                                              1997
                                                                                             -------

OPERATING ACTIVITIES
Net income (loss)..........................................................................  $(4,622)
Add (deduct) adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation...........................................................................      388
    Amortization of computer software......................................................      626
    Amortization of discounts on debt......................................................        4
    Accrued rent expense...................................................................     (141)
    Deferred income taxes..................................................................      277
    Changes in operating assets and liabilities:
      Accounts receivable and unbilled receivables.........................................      657
      Recoverable income taxes.............................................................       --
      Other assets.........................................................................     (240)
      Accounts payable.....................................................................     (244)
      Income taxes payable.................................................................       --
      Deferred revenues....................................................................    3,735
      Accrued employee compensation........................................................     (111)
      Other liabilities....................................................................      831
                                                                                             -------
Net cash provided by operating activities..................................................    1,160
INVESTING ACTIVITIES
Purchases of furniture and equipment.......................................................     (790)
Computer software development..............................................................     (303)
Other......................................................................................       --
                                                                                             -------
Net cash used in investing activities......................................................   (1,093)
FINANCING ACTIVITIES
Issuance of options and warrants...........................................................       21
Proceeds from borrowings...................................................................       --
Principal payments on long-term debt, capital lease obligations, and line of credit........     (254)
                                                                                             -------
Net cash provided by (used in) financing activities........................................     (233)
                                                                                             -------
Effect of foreign currency translation on cash and cash equivalents........................      (12)
                                                                                             -------
Increase (decrease) in cash and cash equivalents...........................................     (178)
Cash and cash equivalents at beginning of period...........................................    2,037
                                                                                             -------
Cash and cash equivalents at end of period.................................................  $ 1,859
                                                                                             -------
                                                                                             -------

                            See accompanying notes.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies used in preparation of these consolidated financial statements.

OPERATIONS

    PaySys International, Inc. (the Company) was incorporated on January 27, 1981. The Company develops, licenses and supports computer software for use by financial institutions, retailers and third party processors to process credit card transactions. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances, transactions, and profits and losses have been eliminated.

INTERIM FINANCIAL INFORMATION

    In the opinion of management, the interim financial statements have been prepared on the same basis as the annual financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the financial information set forth herein, in accordance with generally accepted accounting principles.

    The results of operations for the six months ended June 30, 1997 are not necessarily indicative of results to be expected for the full fiscal year.

REVENUE RECOGNITION

    Revenues are derived from sales of software licenses and related services. Revenue recognition practices are in accordance with Statement of Position 91-1 "Software Revenue Recognition." The Company generally recognizes software license revenue upon delivery of the software and related documentation when there are no significant remaining obligations. The Company accrues the costs of any insignificant obligations remaining when software license revenue is recognized. Service fees received from the sale of software maintenance and support contracts provide customers access to technical support and minor upgrades to licensed releases and are recognized as services are provided over the life of such contracts. Revenue from professional services is recognized as services are performed or over the term of the related agreement.

    Deferred revenue primarily represents advance payments from customers for service agreements and license fees.

NET INCOME (LOSS) PER SHARE

    Net income (loss) per share is based on the weighted average number of common shares outstanding and dilutive common stock equivalents during the periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, Common Stock issued for consideration below the assumed initial public offering (the "IPO") price and stock options and warrants issued with exercise prices below the IPO price during the twelve-month period preceding the initial filing of the Registration Statement,

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) have been included in the calculation of common shares, using the treasury stock method, as if they were outstanding for all periods presented.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    The Company's revenues consist primarily of license and service revenues from large companies in the United States, Canada, South America, Australia, New Zealand, and South Africa. The Company does not obtain collateral against its outstanding receivables. The Company maintains reserves for potential credit losses. Bad debt expense was $200,000, $121,000 and $133,000 during the years ended 1994, 1995 and 1996, respectively, and $75,000 and $304,000 during the six months ended June 30, 1996 and 1997, respectively. No customer accounted for more than 10% of revenues during the six months ended June 30, 1997. Two customers accounted for 22% and 11% of revenues during the six months ended June 30, 1996. During fiscal 1996, one customer accounted for 11% of revenues; during fiscal 1995, two customers accounted for 15% and 13% of revenues; during fiscal 1994, one customer accounted for 16% of revenues.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company maintains deposits with a bank and invests its excess cash in overnight funds which bear minimal risk.

FURNITURE AND EQUIPMENT

    Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed using straight-line method over the estimated useful lives (generally 3 to 5 years). Amortization of computer equipment under capital lease is being recorded over the five-year term of the lease and is included in depreciation expense. Expenditures for repairs and maintenance are charged to operations as incurred.

COMPUTER SOFTWARE COSTS

    The Company conforms with the requirements of Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the costs of Computer Software to Be Sold, Leased or Otherwise Marketed", which requires capitalization of costs incurred in developing new software products once technological feasibility, as defined, has been reached. Costs of maintaining existing software and research and development are expensed as incurred. The Company has capitalized software development costs of $2,643,000, $2,343,000 and $1,132,000 during the years ended 1994, 1995, and 1996, respectively, and $545,000 and $249,000 during the six months ended June 30, 1996 and 1997, respectively. The Company records amortization of software development costs capitalized in an amount equal to the greater of the amount computed using (i) the ratio that current gross revenues for a product bear to the total of current and anticipated revenues for that product or (ii) the straight-line method over the estimated useful life of the released product (currently three years). Amortization of internally-developed software costs totaled

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
$886,000, $3,247,000 and $1,168,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $563,000 and $626,000 for the six months ended June 30, 1996 and 1997, respectively. The higher amortization of capitalized software costs for 1995 is due to the write-off of $2.1 million of capitalized software costs for two projects deemed to have no net realizable value.

INCOME TAXES

    The Company follows the liability method of accounting for income taxes. Deferred income taxes relate to the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which provides an alternative to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for stock-based compensation issued to employees. As permitted by SFAS No. 123, the Company continues to account for stock option grants in accordance with APB 25 and has elected the pro forma disclosure alternative of the effect of SFAS No. 123. Accordingly, adoption of the standard in 1996 did not affect the Companies' results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board issued a new accounting pronouncement, SFAS No. 128, "Earnings per Share," which will change the current method of computing earnings per share. The new standard requires presentation of "basic earnings per share" and "diluted earnings per share" amounts, as defined. SFAS No. 128 will be effective for the Company's quarter and year ending December 31, 1997, and, upon adoption, all prior-period earnings per share data presented shall be restated to conform with the provisions of the new pronouncement. Application earlier than the Company's quarter ending December 31, 1997 is not permitted. The Company has evaluated the impact of adopting SFAS No. 128 and does not expect restated basic and diluted earnings or loss per share to be reported upon adoption of SFAS No. 128 to differ from amounts reported under existing accounting rules for all periods reported by the Company through June 30, 1997.

RECLASSIFICATION

    Certain amounts reported in the 1994, 1995, and 1996 financial statements have been reclassified to conform to the June 30, 1997 financial statement presentation.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

2. FURNITURE AND EQUIPMENT

    Furniture and equipment consists of the following (in thousands):

                                                                                          DECEMBER 31,
                                                                                      --------------------   JUNE 30,
                                                                                        1995       1996        1997
                                                                                      ---------  ---------  -----------
Furniture and equipment:
    Office furniture and equipment..................................................  $   1,083  $   1,158   $   1,562
    Computer equipment and purchased software.......................................      2,388      2,629       3,108
    Computer equipment under capital lease..........................................      1,690      2,569       1,745
                                                                                      ---------  ---------  -----------
                                                                                          5,161      6,356       6,415
    Less allowances for depreciation and amortization...............................     (4,108)    (4,651)     (4,254)
                                                                                      ---------  ---------  -----------
                                                                                      $   1,053  $   1,705   $   2,161
                                                                                      ---------  ---------  -----------
                                                                                      ---------  ---------  -----------

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company considers its cash and cash equivalents, accounts receivable, line of credit and long-term debt and capital lease obligations to be its only significant financial instruments and believes that the carrying amounts of these instruments approximates their fair value. The carrying amount of long-term debt approximates fair value based on current interest rates available to the Company for debt instruments with similar terms, degree of risk and remaining maturities. The remaining financial instruments approximate fair value based on the short-term nature of these instruments.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

4. LONG-TERM DEBT AND LEASES

    Long-term debt and capital lease obligations consist of the following (in thousands):

                                                                                     DECEMBER 31,
                                                                                 --------------------
                                                                                   1995       1996
                                                                                 ---------  ---------    JUNE 30,
                                                                                                           1997
                                                                                                       -------------
                                                                                                        (UNAUDITED)
Note payable due September 1, 1997,
  interest at 13%, secured by
  equipment, accounts receivable,
  software and related materials...............................................  $   1,000  $   1,000    $     900
Less discount..................................................................         17          4           --
                                                                                 ---------  ---------       ------
                                                                                       983        996          900
Notes payable for computer equipment, interest at 10%, payable through January
  1997.........................................................................          6         --           --
Other note payable.............................................................         64         21           50
Capital lease obligations, various imputed interest rates
  and monthly payments.........................................................        337        858          674
                                                                                 ---------  ---------       ------
                                                                                     1,390      1,875        1,624
Less current portion...........................................................       (302)    (1,393)      (1,314)
                                                                                 ---------  ---------       ------
                                                                                 $   1,088  $     482    $     310
                                                                                 ---------  ---------       ------
                                                                                 ---------  ---------       ------

    The Company entered into a lease agreement to secure premises for a period of ten years commencing July 1, 1990. The lease provides for increasing rental payments over the ten year period. Rent expense is being amortized on a straight-line basis over the ten year term of the lease.

    Under a sublease agreement, the Company leases office space from Quadram Corporation ("Quadram"), a wholly-owned subsidiary of Intelligent Systems Corporation (ISC). ISC and the chairman of ISC are shareholders' of the Company. The lease began in 1996 and ends November 2002 (subject to earlier termination if Quadram's lease is terminated). Rental expense under this agreement was $86,000 for the year ended December 31, 1996 and $117,000 for the six months ended June 30, 1997.

    Rental expense was $1,141,000, $1,171,000 and $1,108,000 for the years ended December 31, 1994, 1995, and 1996, respectively, and $529,000 and $727,000 for the six months ended June 30, 1996 and 1997, respectively.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

4. LONG-TERM DEBT AND LEASES (CONTINUED)
    Required payments by fiscal year for long-term debt, capital leases and noncancelable operating leases with initial or remaining terms in excess of one year at December 31, 1996, were as follows (in thousands):

                                                                                    LONG-TERM     CAPITAL     OPERATING
YEAR ENDING DECEMBER 31,                                                              DEBT        LEASES       LEASES
---------------------------------------------------------------------------------  -----------  -----------  -----------
1997.............................................................................   $   1,021    $     416    $   1,383
1998.............................................................................          --          341        1,402
1999.............................................................................          --          158        1,398
2000.............................................................................          --           --          636
                                                                                   -----------       -----   -----------
                                                                                        1,021          915        4,819
Less amount representing interest................................................          --          (57)          --
                                                                                   -----------       -----   -----------
                                                                                    $   1,021    $     858    $   4,819
                                                                                   -----------       -----   -----------
                                                                                   -----------       -----   -----------

5. COMMITMENTS AND CONTINGENCIES

ROYALTY AGREEMENT

    In connection with a software development agreement entered into by the Company and a customer, the Company is required to pay royalties to the customer for sales of the product developed under the agreement. The Company is required to pay 10% of any sale, license or other grant of right to use the product which total less than $1,000,000 and 15% of any sale, license or other grant of right to use product which total more than $1,000,000. Further the Company is required to pay the following incremental royalty fees on the sale, license, or other grant of right to use the product:

1996.....................................................        2.5%
1997.....................................................        5.0%
1998.....................................................        7.5%
1999 and beyond..........................................       10.0%

    Total amounts to be paid under this agreement are capped at $6,027,000. As of December 31, 1996 and June 30, 1997, amounts accrued under this agreement are approximately $654,000 and $1,559,000 respectively. See Note 12.

LEGAL MATTERS

    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not be material to the Company's consolidated financial position and operations.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

6. INCOME TAXES

    The provision for income taxes for the years ended December 31, 1994, 1995 and 1996 are as follows (in thousands):

                                                                                      YEAR ENDED
                                                                                     DECEMBER 31,               SIX MONTHS
                                                                            -------------------------------   ENDED JUNE 30,
                                                                              1994       1995       1996           1997
                                                                            ---------  ---------  ---------  -----------------
                                                                                                                (UNAUDITED)
Current tax expense:
  Federal.................................................................  $      --  $       6  $      21      $      --
  Foreign.................................................................         81        313         54             --
  State...................................................................          2         --         --             --
                                                                            ---------  ---------  ---------          -----
Total current.............................................................         83        319         75             --

Deferred tax expense
  (benefit):
    Federal...............................................................        226         48        181            277
    Foreign...............................................................         --         --         --             --
    State.................................................................         58        (11)        47             --
                                                                            ---------  ---------  ---------          -----
Total deferred............................................................        284         37        228            277
                                                                            ---------  ---------  ---------          -----
                                                                            $     367  $     356  $     303      $     277
                                                                            ---------  ---------  ---------          -----
                                                                            ---------  ---------  ---------          -----

    A reconciliation of the statutory U.S. income tax rate to the effective income tax rate is as follows

(in thousands):

                                                                                     YEAR ENDED
                                                                                    DECEMBER 31,
                                                                           -------------------------------
                                                                             1994       1995       1996
                                                                           ---------  ---------  ---------   SIX MONTHS
                                                                                                                ENDED
                                                                                                              JUNE 30,
                                                                                                                1997
                                                                                                            -------------
                                                                                                             (UNAUDITED)
Tax (benefit) at statutory federal rate..................................  $     176  $     (39) $     150    $  (1,477)
State taxes net of federal benefit.......................................         39         (7)        31          (23)
Research and development credit..........................................         --        (51)      (490)          --
Foreign tax credits......................................................         --         --       (205)          --
International withholding taxes..........................................         --        210          1           --
Foreign operations not subject to U.S. tax...............................        143         43         58           75
Expiring foreign tax credits.............................................         14        161         --           --
Meals and entertainment..................................................         19         29         34           17
Other--net...............................................................        (24)        10        (16)          --
Change in valuation allowance............................................         --         --        740        1,685
                                                                           ---------  ---------  ---------  -------------
Total income tax expense.................................................  $     367  $     356  $     303    $     277
                                                                           ---------  ---------  ---------  -------------
                                                                           ---------  ---------  ---------  -------------

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

6. INCOME TAXES (CONTINUED)
    Components of U.S. deferred tax assets (liabilities) are as follows (in thousands):

                                                                                    DECEMBER 31,
                                                                                --------------------
                                                                                  1995       1996
                                                                                ---------  ---------    JUNE 30,
                                                                                                          1997
                                                                                                      -------------
                                                                                                       (UNAUDITED)
Deferred tax assets:
  Federal and state net operating losses......................................  $     248  $      86    $   1,258
  Accruals not deductible for tax purposes....................................        135        445          532
  General business credit carryforwards.......................................      1,280      1,771        1,771
  Foreign tax credit carryforwards............................................        271         69           69
  Minimum tax credit carryforwards............................................        163        207          207
  Other.......................................................................          1         --           --
                                                                                ---------  ---------  -------------
Total gross deferred tax assets...............................................      2,098      2,578        3,837

Deferred tax liability:
Property and equipment, principally due to depreciation.......................        (65)       (40)         (32)
Amortization of intangibles...................................................       (918)      (912)        (770)
                                                                                ---------  ---------  -------------
Total gross deferred tax liabilities..........................................       (983)      (952)        (802)
Less valuation allowance......................................................       (609)    (1,349)      (3,035)
                                                                                ---------  ---------  -------------
Net deferred tax asset........................................................  $     506  $     277    $      --
                                                                                ---------  ---------  -------------
                                                                                ---------  ---------  -------------

    At December 31, 1996, the Company had general business, foreign tax and AMT credit carryforwards available to offset future federal income tax liabilities totalling approximately $2,047,000 which expire in 1997 through 2011. The tax benefits of these credit carryforwards can be realized only through their application to taxable income arising from future successful operations of the Company. Due to the uncertainty of the Company's ability to fully realize the benefits of the credit carryforwards, a valuation allowance of $1,349,000 has been established at December 31, 1996. When recognized, the tax benefit of those items will be applied to reduce future income tax amounts.

    The Company's Irish subsidiary had a current year tax loss of $172,000 and cumulative losses of $3,324,000 which have been fully reserved by a valuation allowance.

7. SHAREHOLDERS' EQUITY

COMMON STOCK

    Effective August 1, 1995, the Company issued 1,552,010 shares of common stock to ISC for the cancellation of $900,000 in line of credit borrowings, $83,000 in accrued interest and $259,000 in accounts payable to a subsidiary of ISC. The original line of credit was also amended to $400,000 and was available through July 31, 1996. Accrued interest on this line of credit was $4,000 at December 31, 1995.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

7. SHAREHOLDERS' EQUITY (CONTINUED)
WARRANTS

    Pursuant to a loan agreement between the Company and Sirrom Capital, L.P. (Sirrom), the Company granted Sirrom the right to purchase 75,000 shares of the Company's common stock plus an additional 5,000 shares of common stock for each full calendar month the note payable remains outstanding up to 75,000 additional shares. The warrant is exercisable at any time until September 30, 1997 at an exercise price of $.002 per share.

    Pursuant to a loan agreement dated January 24, 1994 between the Company and ISC, ISC has been granted a warrant to purchase 277,605 shares of the Company's common stock at par value of $.01 per share in consideration for making the loan. The warrant is exercisable at any time through January 31, 1999, at which time the Company may extend the exercise period.

    During 1995, the Company issued to two individuals warrants to purchase 105,350 shares of common stock at an exercise price of $.60 per share. These warrants, which expire in December 2005, become exercisable equally over a two year and three year vesting period. In April and June 1997, 35,000 shares of common stock were issued under these warrants. In June 1997, a warrant to purchase 17,675 shares of common stock was canceled.

    During 1996, the Company issued warrants to employees to purchase 1,104,110 shares of common stock exercisable at a price per share based on $50,000,000 divided by the number of shares outstanding at the exercise date. These warrants are exercisable upon achievement of certain milestones and expire in February 2003. See Note 12.

    The weighted average grant date fair value of warrants issued during the years ended December 31, 1995 and 1996 was $.40 and $0, respectively. Warrants for the purchase of 470,150 and 496,490 shares of common stock have been earned and are available for exercise at December 31, 1995 and 1996, respectively.

STOCK OPTIONS

    The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized for options with an exercise price equal to the fair value of the underlying stock on date of grant.

    The 1995 Stock Incentive Plan (the "1995 Plan") allows for the granting of options for up to 1,500,000 shares of common stock to employees and directors. Stock options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted with exercise prices of no less than the fair market value. The options expire 10 years from the date of grant. Options may be granted with different vesting terms but are generally provide for vesting equally over a four year period.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

7. SHAREHOLDERS' EQUITY (CONTINUED)
    Proforma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method prescribed by that statement. The fair value for these options were estimated at the date of grant using the minimum value method with the following weighted-average assumptions for December 31, 1995 and 1996: risk-free interest rate of 6%; dividend yields of 0%; and a weighted-average expected life of the options of 8 years. The weighted average fair value of options granted during the years ended December 31, 1995 and 1996 was $.26 per share.

    In addition, the option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics different from these of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands, except per share data):

                                                              DECEMBER 31,
                                                          --------------------
                                                            1995       1996
                                                          ---------  ---------
Net income (loss).......................................  $    (474) $      89
Net income (loss) per share.............................  $   (0.07) $    0.01

    Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

7. SHAREHOLDERS' EQUITY (CONTINUED)
    The following table summarizes option activity for the years ended December 31, 1995 and 1996 and the period ended June 30, 1997.

                                                                                                         WEIGHTED
                                                                                                          AVERAGE
                                                                                           EXERCISE      EXERCISE
                                                                               SHARES     PRICE RANGE      PRICE
                                                                             ----------  -------------  -----------
Outstanding at January 1, 1995.............................................      32,750  $           0   $       0
  Granted..................................................................     410,080  $         .80   $     .80
  Exercised................................................................     (15,250) $           0   $       0
  Expired..................................................................     (11,750) $           0   $       0
                                                                             ----------  -------------  -----------
Outstanding at December 31, 1995...........................................     415,830  $    0 - $.80   $     .79
  Granted..................................................................     504,670  $ .80 - $3.10   $    1.20
  Exercised................................................................      (4,000) $           0   $       0
                                                                             ----------  -------------  -----------
Outstanding at December 31, 1996...........................................     916,500  $   0 - $3.10   $    1.02
  Granted..................................................................     297,075  $        3.10   $    3.10
  Expired..................................................................    (123,075) $        3.10   $    3.10
                                                                             ----------  -------------  -----------
Outstanding at June 30, 1997...............................................   1,090,500  $   0 - $3.10   $    1.35
                                                                             ----------  -------------  -----------
                                                                             ----------  -------------  -----------
Exercisable at December 31, 1996...........................................     315,160  $    0 - $.80   $     .80
                                                                             ----------  -------------  -----------
                                                                             ----------  -------------  -----------
Exercisable at June 30, 1997...............................................     400,240  $    0 - $.80   $     .80
                                                                             ----------  -------------  -----------
                                                                             ----------  -------------  -----------

    Options exercisable at $.80 per share totaled 827,250 of which 313,410 were exercisable at December 31, 1996. The weighted average remaining contractual life of options exercisable at $.80 per share was 9.1 years at December 31, 1996. Options exercisable at $3.10 per share totaled 75,000 of which none were exercisable at December 31, 1996. The weighted average remaining contractual life of options exercisable at $3.10 per share was 9.8 years at December 31, 1996. Options exercisable at $0 per share totaled 1,750, of which all were exercisable at December 31, 1996. The weighted average remaining contractual life of options exercisable at $0 per share was .1 years at December 31, 1996.

    At June 30, 1997, a total of 3,086,140 shares of the Company's common stock were reserved for the exercise of stock warrants and options.

8. EMPLOYEE BENEFIT PLAN

    The Company has a 401(k) Profit Sharing Plan for the benefit of eligible employees and their beneficiaries. All employees who have completed three months of service are eligible to participate in the Plan and are fully vested. The Company's contributions to the Plan are discretionary. The Company contributions are allocated among participants at a rate of $.25 to $.50 per dollar of participant contributions depending on Company profit levels. Contributions to the Plan during the years ended December 31, 1994, 1995, and 1996 were $0, $0, and $100,000, respectively.

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

9. FOREIGN OPERATIONS

    Export sales were $1,026,000, $8,411,000 and $8,803,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $2,580,000 and $8,031,000 for the six months ended June 30, 1996 and 1997, respectively. Such revenues were derived principally from Australia, New Zealand, Canada, West Indies, South Africa and South America. Accounts receivable arising from foreign revenues total $4,198,000, $3,691,000 and $2,724,000 as of December 31, 1995 and 1996 and
June 30, 1997, respectively.

    Information about the Company's operations by geographic area is as follows (in thousands):

                                                                             DECEMBER 31,
                                                                    -------------------------------    JUNE 30,
                                                                      1994       1995       1996         1997
                                                                    ---------  ---------  ---------  -------------
                                                                                                      (UNAUDITED)
UNITED STATES:
  Revenues........................................................  $  16,106  $  21,106  $  26,445    $  13,565
  Income (loss) from continuing operations........................  $     679  $    (344) $     301    $  (4,401)
  Identifiable Assets.............................................  $  10,082  $  11,265  $  16,086    $  15,214
EUROPE/FAR EAST:
  Revenues........................................................  $     363  $     622  $     479    $     105
  (Loss) from continuing operations...............................  $    (530) $    (128) $    (162)   $    (221)
  Identifiable Assets.............................................  $     268  $     242  $     108    $     188

10. SUPPLEMENTAL CASH FLOW INFORMATION

    The following is a summary of non cash transactions and additional cash flow information:

                                                                                                              SIX MONTHS ENDED
                                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                                                                                  JUNE 30,
                                                                           -------------------------------  --------------------
                                                                             1994       1995       1996       1996       1997
                                                                           ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL CASH FLOW INFORMATION
Stock issued for the cancellation of accounts payable, line of credit
  borrowings and related accrued interest................................  $      --  $   1,242  $      --  $      --  $      --
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------
Furniture and equipment acquired under capital lease obligations.........  $       2  $       6  $     933  $     767  $      --
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------
Note payable issued to seller of Transys Corporation.....................  $     300  $      --  $      --  $      --  $      --
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------
Cash paid for interest...................................................  $     249  $     278  $     204  $     107  $     102
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------
Cash paid for income taxes...............................................  $       5  $      --  $      65  $      20  $      --
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------

11. DISCONTINUED OPERATIONS

    During the fiscal year ended January 31, 1993, the Company adopted a plan to discontinue the operations of its Cuso Management Group, Inc. ("Cuso") subsidiary. Effective September 4, 1992, the

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

11. DISCONTINUED OPERATIONS (CONTINUED)
stock of Cuso was sold for $35,000 cash and the balance of approximately $305,000 on the original note payable was assigned to the purchaser.

    The operating results for Cuso are included in the accompanying consolidated statements of operations for the year ended December 31, 1994 under the caption "Discontinued Operations." The pre-tax Cuso loss amounted to $204,000 for the year ended December 31, 1994 and has been reduced for resultant income tax benefits of $32,000. Revenues associated with the discontinued operations were $0 for the year ended December 31, 1994.

12. SUBSEQUENT EVENTS

    In July 1997, the Company's board of directors authorized management to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. In addition, the Company's Board of Directors has approved a five-for-one stock split effected as a stock dividend. Accordingly, all the share and per share data have been retroactively adjusted to reflect these changes.

    During August and September 1997 warrants to purchase an aggregate of 427,605 shares of common stock were exercised for aggregate proceeds of approximately $1,000.

    Effective August 5, 1997, the Company amended outstanding warrants to purchase 1,104,110 shares of common stock which were issued to employees in 1996 (see Note 7). The amendment fixed the exercise price of the warrants at $4.80 per share, and the warrants became fully exercisable as of the amendment date. In addition, the amendment added provisions (i) restricting transfer of any shares obtained from exercise of the warrants until the earlier of achievement of certain milestones or February 2003 and (ii) withholding certain registration rights until achievement of the milestones. As a result of amending the warrants, the Company will record in the quarter ending September 30, 1997 compensation expense totalling approximately $3,875,000 for the difference between the exercise price and estimated fair value per share at the amendment date.

    Pursuant to an agreement dated June 1993, Household International, Inc. paid the Company an aggregate of $4.6 million ($1.4 million, $3.0 million and $0.2 million in 1993, 1994 and 1995, respectively), to fund the development of VisionPLUS. In exchange for such payments, Household acquired a 50% ownership in VisionPLUS and a right to royalties on the sale of any of the VisionPLUS modules, subject to specific maximum. Following the payment of the maximum royalties, the Company has the right to acquire, for a nominal amount, Household's interest in VisionPLUS. In September 1997, the Company and Household agreed that the Company would pay to Household, from the net proceeds of the sale of shares of Common Stock offered hereby by the Company, up to $5.1 million in settlement of all current and future obligations of the Company to Household pursuant to such agreement. Following such payment, the Company will retain its right to acquire Household's interest in VisionPLUS for a nominal amount.

    On September 26, 1997, the Company entered into a $4.0 million loan agreement with Sirrom Capital Corporation. The loan is due in five years at 13.5% interest. The loan proceeds are to be used to pay

                           PAYSYS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

12. SUBSEQUENT EVENTS (CONTINUED)
$900,000 outstanding under a previous loan agreement with the same lender, amounts borrowed in August 1997 from a shareholder and working capital. In connection with the financing the Company incurred loan costs of $80,000 and issued a warrant to purchase 37,660 shares of the Company's common stock at an exercise price of $.002 per share. The warrants were valued at approximately $300,000. If the debt remains outstanding for certain periods during the term of the financing arrangement the Company will be required to issue additional shares under the warrant.

    In October 1997, the Company adopted the 1997 Stock Incentive Plan (the "1997 Plan"). The 1997 Plan allows for the granting of options for up to 411,250 shares of common stock to employees, non-employee directors, consultants and other vendors.

[INSIDE BACK COVER]

Dual graphical presentation of three parts of credit card processing relationship and flow (upper half of page) and the application of the Company's product to those parts (lower half of page)

Upper half:

to left, graphic of bank labelled: MERCHANT'S BANK (ACQUIRER) and MERCHANT BANK and the numeral 1 to center, VISA and Mastercard logos and text: ASSOCIATION NETWORK (BANK CARD) and CARDHOLDER PURCHASE and the numeral 2 to right, graphic of bank labelled: CARDHOLDER'S BANK (ISSUER), graphic of people labelled: CARDHOLDER, and the numeral 3

Lower half

Graphical text in three columns labeled left to right 1, 2, and 3 with the overall caption: PAYSYS VISIONPLUS

Left column, the text:

* MERCHANT ACCOUNT SET UP

* AUTHORIZATION REQUEST RESPONSE ROUTING

* DEPOSIT PROCESSING & SETTLEMENT

* NET OF PROCESSING DISCOUNT/FEES & INTERCHANGE FEES

* DEPOSIT FRAUD MONITORING

* EXCEPTION PROCESSING

Middle column, the text:

* INTERCHANGE COMPLIANCE

    * AUTHORIZATIONS

    * CLEARING & SETTLEMENT

    * EXCEPTIONS

* ON-US ACTIVITY

Right column, the text:

* CARDHOLDER APPLICATION SCORING APPROVAL & ACCOUNT SET UP

* AUTHORIZATION DECISION CRITERIA

* TRANSACTION POSTING/PAYMENT APPLICATION

* CARDHOLDER BILLING & COLLECTION

    * INTEREST/FEES ACCRUED

    * MINIMUM DUE

    * BONUS POINTS

* CARDHOLDER DISPUTES/EXCEPTION PROCESSING

* FRAUD MONITORING

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS
                            ------------------------

                                                    PAGE
                                                    -----
SUMMARY........................................
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS...................................
RISK FACTORS...................................
USE OF PROCEEDS................................
DIVIDEND POLICY................................
CAPITALIZATION.................................
DILUTION.......................................
SELECTED CONSOLIDATED FINANCIAL DATA...........
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................
BUSINESS.......................................
MANAGEMENT.....................................
PRINCIPAL AND SELLING SHAREHOLDERS.............
CERTAIN TRANSACTIONS...........................
DESCRIPTION OF CAPITAL STOCK...................
SHARES ELIGIBLE FOR FUTURE SALE................
UNDERWRITING...................................
LEGAL MATTERS..................................
EXPERTS........................................
ADDITIONAL INFORMATION.........................

    UNTIL              , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES OF THE COMPANY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,333,333 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS
                            ------------------------

                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                                 RAYMOND JAMES
                               & ASSOCIATES, INC.

                                OCTOBER   , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the Company in connection with the issuance and distribution of the shares of Common Stock.

Securities and Exchange Commission Registration Fee...............................  $  15,101
                                                                                    ---------
NASD Filing Fee...................................................................  $   5,100
                                                                                    ---------
Nasdaq National Market fees.......................................................  $  42,000
                                                                                    ---------
Printing and Mailing Expenses.....................................................  $ 125,000
                                                                                    ---------
Accounting Fees and Expenses......................................................  $ 350,000
                                                                                    ---------
Blue Sky Fees and Expenses........................................................  $  10,000
                                                                                    ---------
Legal Fees and Expenses...........................................................  $ 250,000
                                                                                    ---------
Transfer Agent Fees and Expenses..................................................  $  10,000
                                                                                    ---------
Miscellaneous.....................................................................  $  17,799
                                                                                    ---------
    Total.........................................................................  $ 825,000
                                                                                    ---------
                                                                                    ---------

    The Selling Shareholders will pay all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of the Selling Shareholders' shares of Common Stock in the offering.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Florida Business Corporation Act (the "Florida Act") authorizes Florida corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of the Florida Act require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Florida law is not exclusive, and is in addition to any other rights granted to officers and directors under the Articles of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the Florida Act.

    The Company's Articles of Incorporation and Bylaws provide for the indemnification of directors and executive officers of the Company to the maximum extent permitted by Florida law, including circumstances in which indemnification is otherwise discretionary under Florida law, and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that the director or executive officer was a party to by reason of the fact that he or she is or was a director or executive officer of the Company, upon the receipt of an undertaking to repay such amount, unless it is ultimately determined that such person is not entitled to indemnification.

    The Company currently intends to obtain insurance covering its executive officers and directors for claims against them for wrongful acts, including those for which the Company may be required to indemnify them.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, the following persons were issued Common Stock of the Company in reliance upon the exemption contained in Section 4(2) of, or Rule 701 under, the Securities Act, in the number of shares, on the date and for the consideration referenced below:

                                                                     NO. OF         DATE OF
NAME                                                                 SHARES        ISSUANCE      CONSIDERATION
----------------------------------------------------------------  ------------  ---------------  -------------
Debbie Jo Daniels...............................................          500        10/26/95     $    *
                                                                                                 -------------
Morris Daniels..................................................        2,000         2/08/96     $    *
                                                                                                 -------------
Laura D. Griffani...............................................        3,000         6/28/95     $    *
                                                                                                 -------------
Sally B. Haas...................................................          750         6/28/95     $    *
                                                                                                 -------------
Terry R. Hollinger..............................................        1,250         7/13/95     $    *
                                                                                                 -------------
Intelligent Systems Corporation.................................    1,552,010          8/1/95     $ 1,242,000
                                                                                                 -------------
Robert D. or Jennifer R. Musser.................................        6,250         6/28/95     $    *
                                                                                                 -------------
Tanya Sears.....................................................        1,250         6/28/95     $    *
                                                                                                 -------------
Gerald Vaughan..................................................       15,000          4/9/97     $     9,000
                                                                                                 -------------
Gerald Vaughan..................................................       20,000          6/3/97     $    12,000
                                                                                                 -------------
Intelligent Systems Corporation.................................      277,605          8/8/97     $    *
                                                                                                 -------------
Sirrom Investments, Inc.........................................      150,000          9/8/97     $       300
                                                                                                 -------------

------------------------

*   Nominal amount

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

EXHIBIT NO.                                         DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------------------------
      * 1.1  Form of Underwriting Agreement.

        1.2  Form of Lock-Up Agreement.

        3.1  Amended and Restated Articles of Incorporation of the PaySys International, Inc. (the "Company").

        3.2  Bylaws, as amended, of the Company.

      * 4.1  Form of Common Stock Certificate of the Company.

EXHIBIT NO.                                         DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------------------------
      * 5.1  Opinion of Kilpatrick Stockton LLP.

      *10.1  1995 Stock Incentive Plan.

      *10.2  1997 Stock Incentive Plan.

       10.3  Stock Purchase Warrant issued to Sirrom Capital, L.P., dated May 29, 1992.

       10.4  Loan and Security Agreement between the Company and Sirrom Capital, L.P. (assigned to Sirrom
             Investments, Inc.), dated May 29, 1992.

       10.5  Secured Promissory Note of the Company payable to Sirrom Capital, L.P. (assigned to Sirrom
             Investments, Inc.), dated May 29, 1992.

       10.6  Amended and Restated Warrant Certificate issued to Stephen B. Grubb, dated March 1, 1996.

       10.7  Amended and Restated Warrant Certificate issued to David Black, dated March 1, 1996.

       10.8  Incentive Stock Option Agreement between the Company and David Black, dated March 1, 1996.

       10.9  Incentive Stock Option Agreement between the Company and David Black, dated March 1, 1996.

      10.10  Incentive Stock Option Agreement between the Company and Steven Grubb, dated March 1, 1996.

      10.11  Asset Purchase Agreement among CCS Commercial Credit Systems, Inc. and TranSys Corporation and its
             Shareholders, dated January 1, 1994.

      10.12  Software License and Distribution Agreement between the Company and CCN Management Systems, Inc., dated January 1, 1994.

      10.13  Agreement for Professional Services between the Company and Bull HN Information Systems, Inc., dated
             December 13, 1995.

      10.14  License Agreement between the Company and Access to Information, Inc., dated October 1, 1996.

      10.15  Termination Agreement between the Company and Ferntree Computer Corporation Pty. Limited, dated June
             20, 1997.

    * 10.16  Software Development Agreement between the Company and Household International, Inc., dated June 30,
             1993, as amended.

      10.17  Standard Commercial Lease between the Company and Spectrum Development, Inc., dated July 1, 1990.

      10.18  Sublease Agreement between the Company and Quadram Corporation, dated July 1, 1997.

      10.19  Loan Agreement between the Company and Sirrom Capital Corporation, dated September 26, 1997.

      10.20  Secured Promissory Note of the Company payable to Sirrom Capital Corporation, dated September 26,
             1997, in the principal amount of $4,000,000.

      10.21  Security Agreement between the Company and Sirrom Capital Corporation, dated September 26, 1997.

      10.22  Stock Purchase Warrant issued to Sirrom Capital Corporation, dated September 26, 1997.

      10.23  Term Note of the Company payable to Intelligent Systems Corporation, dated August 29, 1997.

       11.1  Computation of Per Share Earnings (Loss).

EXHIBIT NO.                                         DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------------------------
     * 23.1  Consent of Kilpatrick Stockton LLP (See Exhibit 5.1).

       23.2  Consent of Ernst & Young LLP.

       24.1  Powers of Attorney (included on Signature Page).

       27.1  Financial Data Schedules.

------------------------

*   To be filed by amendment

    (b) Financial Statement Schedules

    The financial statement schedules for which provision is made in the applicable accounting regulations of the Commission are either not required under the related instructions and have therefore been omitted or the required information is included in the Company's financial statements.

ITEM 17. UNDERTAKINGS

    The undersigned Company hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

    The undersigned Company hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on the 8th day of October, 1997.

                                PAYSYS INTERNATIONAL, INC.

                                By:  /s/ STEPHEN B. GRUBB
                                     -----------------------------------------
                                     Stephen B. Grubb
                                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby constitutes and appoints Stephen B. Grubb and William J. Pearson and either of them, his true and lawful attorneys-in-fact with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement as well as any new registration statement filed to register additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 8th day of October, 1997, in the capacities indicated.

          SIGNATURE                      POSITION
------------------------------  --------------------------

                                President and Chief
     /s/ STEPHEN B. GRUBB         Executive Officer and
------------------------------    Director (Principal
       Stephen B. Grubb           Executive Officer)

                                Chief Financial Officer,
                                  Senior Vice President,
    /s/ WILLIAM J. PEARSON        Finance and
------------------------------    Administration and
      William J. Pearson          Treasurer and Secretary
                                  (Principal Financial and
                                  Accounting Officer)

    /s/ J. LELAND STRANGE
------------------------------  Director
      J. Leland Strange

    /s/ ROSALIND L. FISHER
------------------------------  Director
      Rosalind L. Fisher

    /s/ PATRICIA M. HELBIG
------------------------------  Director
      Patricia M. Helbig

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  EXHIBITS TO

                             REGISTRATION STATEMENT

                                       ON

                                    FORM S-1

                                ---------------

                           PAYSYS INTERNATIONAL, INC.

---------------------------------------------------------
---------------------------------------------------------

                               INDEX TO EXHIBITS

 EXHIBIT
   NO.                               DESCRIPTION OF EXHIBIT
---------  --------------------------------------------------------------------------

   * 1.1   Form of Underwriting Agreement.

     1.2   Form of Lock-Up Agreement.

     3.1   Amended and Restated Articles of Incorporation of the PaySys
           International, Inc. (the "Company").

     3.2   Bylaws, as amended, of the Company.

   * 4.1   Form of Common Stock Certificate of the Company.

   * 5.1   Opinion of Kilpatrick Stockton LLP.

   *10.1   1995 Stock Incentive Plan.

   *10.2   1997 Stock Incentive Plan.

    10.3   Stock Purchase Warrant issued to Sirrom Capital, L.P., dated May 29, 1992.

    10.4   Loan and Security Agreement between the Company and Sirrom Capital, L.P.
           (assigned to Sirrom Investments, Inc.), dated May 29, 1992.

    10.5   Secured Promissory Note of the Company payable to Sirrom Capital, L.P.
           (assigned to Sirrom Investments, Inc.), dated May 29, 1992.

    10.6   Amended and Restated Warrant Certificate issued to Stephen B. Grubb, dated
           March 1, 1996.

    10.7   Amended and Restated Warrant Certificate issued to David Black, dated
           March 1, 1996.

    10.8 Incentive Stock Option Agreement between the Company and David Black, dated March 1, 1996.

    10.9 Incentive Stock Option Agreement between the Company and David Black, dated March 1, 1996.

    10.10 Incentive Stock Option Agreement between the Company and Steven Grubb, dated March 1, 1996.

    10.11  Asset Purchase Agreement among CCS Commercial Credit Systems, Inc. and
           TranSys Corporation and its Shareholders, dated January 1, 1994.

    10.12  Software License and Distribution Agreement between the Company and CCN
           Management Systems, Inc., dated January 1, 1994.

    10.13  Agreement for Professional Services between the Company and Bull HN
           Information Systems, Inc., dated December 13, 1995.

    10.14 License Agreement between the Company and Access to Information, Inc., dated October 1, 1996.

    10.15  Termination Agreement between the Company and Ferntree Computer
           Corporation Pty. Limited, dated June 20, 1997.

 EXHIBIT
   NO.                               DESCRIPTION OF EXHIBIT
---------  --------------------------------------------------------------------------
  * 10.16  Software Development Agreement between the Company and Household
           International, Inc., dated June 30, 1993, as amended.

    10.17  Standard Commercial Lease between the Company and Spectrum Development,
           Inc., dated July 1, 1990.

    10.18  Sublease Agreement between the Company and Quadram Corporation, dated July
           1, 1997.

    10.19  Loan Agreement between the Company and Sirrom Capital Corporation, dated
           September 26, 1997.

    10.20  Secured Promissory Note of the Company payable to Sirrom Capital
           Corporation, dated September 26, 1997, in the principal amount of $4,000,000.

    10.21 Security Agreement between the Company and Sirrom Capital Corporation, dated September 26, 1997.

    10.22  Stock Purchase Warrant issued to Sirrom Capital Corporation, dated
           September 26, 1997.

    10.23  Term Note of the Company payable to Intelligent Systems Corporation, dated
           August 29, 1997.

    11.1   Computation of Per Share Earnings (Loss).

  * 23.1   Consent of Kilpatrick Stockton LLP (See Exhibit 5.1).

    23.2   Consent of Ernst & Young LLP.

    24.1   Powers of Attorney (included on Signature Page).

    27.1   Financial Data Schedules.

------------------------

*   To be filed by amendment